

Honeywell

WE ARE

2003
ANNUAL REPORT

TABLE OF CONTENTS

BUILDING

FINANCIAL HIGHLIGHTS

(Dollars and Shares in Millions, Except Per Share Amounts)	**2003**	2002	2001
Sales	**$ 23,103**	$ 22,274	$ 23,652
Net Income (Loss)[1]	**$ 1,324**	$ (220)	$ (99)
Diluted Earnings (Loss) Per Common Share	**$ 1.54**	$ (0.27)	$ (0.12)
Cash Dividends Per Common Share	**$ 0.75**	$ 0.75	$ 0.75
Book Value Per Common Share	**$ 12.45**	$ 10.45	$ 11.25
Total Assets	**$ 29,344**	$ 27,565	$ 24,226
Cash Flows from Operating Activities	**$ 2,199**	$ 2,380	$ 1,996
Common Shares Outstanding at Year-end	**862**	854	815
Employees at Year-end	**108,000**	108,000	115,000

1 In 2003, includes the cumulative after-tax charge of $20 million, or $0.02 per share, for the adoption of SFAS No. 143. In 2003, also includes net repositioning, environmental and other charges, gains on sales of non-strategic businesses and a gain related to the settlement of a patent infringement lawsuit resulting in a net after-tax charge of $22 million, or $0.03 per share. In 2002, includes net repositioning, litigation, business impairment, and other charges and gains on sales of non-strategic businesses resulting in a net after-tax charge of $1,864 million, or $2.27 per share. In 2001, includes net repositioning, litigation, business impairment, and other charges resulting in a net after-tax charge of $1,771 million, or $2.18 per share.

SALES BY BUSINESS SEGMENT*
(PERCENT)

AEROSPACE 38%
AUTOMATION AND CONTROL SOLUTIONS 32%
SPECIALTY MATERIALS 14%
TRANSPORTATION SYSTEMS 16%

PROFIT BY BUSINESS SEGMENT*
(PERCENT)

AEROSPACE 46%
AUTOMATION AND CONTROL SOLUTIONS 32%
TRANSPORTATION SYSTEMS 17%
SPECIALTY MATERIALS 5%

* Excludes Corporate sales of $7 million and general Corporate unallocated expenses of $142 million; see Note 23 to Financial Statements.

A WORLD

CUSTOMERS TECHNOLOGY PERFORMANCE

It's a pretty basic formula. Elegant in its simplicity. Like everything else at Honeywell, it starts with our customers and a singular focus on helping them succeed. Then we add breakthrough technology that improves lives and makes people safer, more secure, more comfortable, and more productive. The end result is superior performance, a competitive edge for our customers, added value for our shareowners, and great opportunities for Honeywell employees.

Customers + Technology = Performance. At Honeywell, it's the way we work.

THAT'S

Honeywell's infant security system uses radio-frequency identification technology to sound an alarm if someone tries to kidnap a newborn from a hospital maternity ward.

In every corner of our world, Honeywell innovations improve the way we live. As human safety is challenged by evolving threats around the globe, people look to us for cutting-edge technology solutions to build a better world. When safety really counts, customers count on Honeywell.

Parents will always worry about the safety of their children, but they can worry a little less with our help. Honeywell's Instant Alert™ service for schools sends automated real-time messages to the parent or guardian of every child in the school, simultaneously, informing them quickly of emergencies and allowing them to react in a timely manner. Our infant security system uses radio-frequency identification technology to help hospitals prevent newborns from being taken from their maternity wards or misidentified by hospital personnel.

Medications are safer and more reliable, too, when pharmaceutical manufacturers use Aclar® film blister packs to protect pills from moisture, tampering and to help patients follow the appropriate dosage schedules. Sales for blister packs were, well, blistering in 2003 — up more than 14 percent.

Globalization means enterprises are becoming more dispersed and people are traveling more. Honeywell's superior avionics and flight management systems make flying safer and more efficient for

"Increased abduction of newborn babies worldwide prompted us to investigate additional security measures to ensure patient safety. Fitting security bracelets to infants gives us the ability to trigger an alarm if a baby is removed from the maternity floor."

Allan Johns Director of Migration, Auckland District Health Board, Auckland City Hospital, Auckland, New Zealand





"Honeywell's infant security system uses dynamic sensor technology to provide maximum value with minimum cost and greater reliability for tailored solutions such as alarms and alerts via nurse call-announcer panels and paging, prompting hospital staff to respond quickly."

Lee Ashton Project Engineer, Honeywell Automation and Control Solutions, Auckland, New Zealand

"Our wish and ultimate goal was a system that could offer a **'one-stop' solution** to having a fully integrated network designed and installed providing superior building services management and integration for the new high-tech millennium building, the Sage Music Centre in Gateshead, United Kingdom."

Martin McCrea Electrical Engineer, Building Services Engineers, Connell Mott McDonald, Belfast, Northern Ireland





"We designed and are installing a high-tech, integrated fire and security system to provide our customer with a simple yet advanced solution, which includes public address/voice alarm, access control, intruder detection, and CCTV for **life safety** throughout the public and backstage areas of the Music Centre."

Sivaji Boyapati Engineer, Honeywell Automation and Control Solutions, Pune, India

pilots and passengers alike. Aviation safety, where Honeywell has been a technology leader for decades, is reaching new heights with our Nitrogen Generating System currently under development. This system displaces the oxygen in fuel tanks with nitrogen-enriched air to reduce flammability.

Honeywell engineers are also working on a next-generation auxiliary power unit (APU) that will provide electrical power for light aircraft. The new APU will be significantly lighter than existing models, more dependable because it has fewer parts, and nearly maintenance-free thanks to a gearless, oil-free design.

When the lights go out, Honeywell's Lumilux® phosphorescent pigments illuminate emergency signage, guiding people to safety in office, apartment, government, and commercial buildings. Lumilux® provided rescue lighting for people trapped in the United Nations building in New York City during a major electrical failure in 2003.

Honeywell delivers peace of mind for workers and residents of thousands of factories, buildings, retail facilities, schools, hospitals, and airport control towers protected by our fire-detection systems. Our laser-based smoke detector, designed for early-warning applications, and our enhanced fire control systems integrate thousands of individual smoke detectors, quickly alerting people to potential fires.


SAFER

Integrated fire and safety solutions from Honeywell protect the lives of millions of people, including those who attend events at the Sage Music Centre in Gateshead, United Kingdom.

MORE COM

Sleep apnea patients breathe easier thanks to Honeywell airflow sensors in Respironics' C-Flex™ machine, which monitors breathing and reduces airway pressure to help people with sleep disorders rest comfortably.

It is difficult to top Honeywell's 12 decades of experience and our place in more than 100 million homes and buildings — we make the world more comfortable.

In 2003, we celebrated the 50th anniversary of the iconic Honeywell Round™ thermostat, a masterpiece of design and efficiency that earned us a place in the Smithsonian Institution in New York City. Honeywell marked the anniversary of The Round® with the introduction of the Digital Round™ thermostat, maintaining the recognizable shape, twist-to-set selection, and accuracy that have distinguished The Round® for 50 years. Today's consumers demand much more from their home comfort controls than they did half a century ago, and Honeywell technology is still the benchmark. Our programmable thermostats are easier to use and more efficient than ever before. They offer zoning controls, allowing different rooms to be kept at different temperatures and making sure that everyone in the home stays comfortable, including the person who pays the energy bills.

Breathing is more comfortable for patients with the help of Honeywell's unwavering airflow sensor technology, which makes an important difference for patients with respiratory conditions such as sleep apnea, who need specific volumes of air to flow each time breathing ceases during sleep. Patients experience a more comfortable and effective method of treatment, sleep more soundly, and have a better chance to live normal, healthy lives — something many of us take for granted.

"To respond to market demand, we had to find a quality sensor that would meet our aggressive product development needs and allow us to quickly expand C-Flex™ technology across our product platform. With a broader C-Flex™ product offering, more patients may be able to breathe easier and sleep more comfortably."

Jay Vreeland Global Product Manager, Sleep Therapy, Respironics Inc., Murrysville, Pennsylvania, USA





"Meeting customer needs is our main priority, so we've spent time up front with Respironics to gather technical specifications and, using next-generation MEMS technology, we designed and optimized a low-cost, state-of-the-art, airflow sensor that met their needs for flow, pressure drop, and fast response time."

Jamie Speldrich Senior Design Engineer, Honeywell Automation and Control Solutions, Freeport, Illinois, USA

FORTABLE

Business jet passengers applaud Honeywell's Ovation™ cabin management systems, which provide travelers with high-speed communication tools, intuitive cabin environment controls, and in-flight entertainment offerings.

Indoor air quality is a growing concern in many parts of the world and Honeywell is a leader in addressing it. Honeywell's new consumer education effort, in partnership with the American Lung Association Health House® program, focuses on the importance of ensuring comfortable, high-quality air inside a home. The program educates consumers, homebuilders, and heating contractors about devices that can zap mold and bacteria in duct systems and filter pollutants from indoor air. Our indoor air quality products, including air filtration and humidification systems, are already the choice of many discerning homebuilders and have earned premium shelf space at major home improvement retailers in North America.

Honeywell's Environmental and Combustion Controls business provides residents of the Polat Tower, Europe's tallest all-residential building, located in Istanbul, Turkey, with the latest integrated building system. Our innovative technology solutions combine comfort with safety by integrating HVAC (heating, ventilation, and air conditioning), card access, lighting systems, burglar and fire alarms, and CCTV (closed-circuit television). The system provides residents maximum comfort, lower energy costs, and enhanced levels of security and fire safety.

When comfort is the objective, no job is too big for Honeywell. Airports, sports arenas, apartment buildings, office complexes, and government facilities on virtually every continent rely on Honeywell technology to keep the people who live, work, visit, and play within their environs comfortable.

"We are dedicated to providing the highest quality maintenance and modifications that will allow our clients to remain comfortable and productive in the business jet cabin. Honeywell has helped us uphold our goals by providing outstanding cabin management and entertainment systems that ensure passenger satisfaction on every flight while providing our company with exceptional service and support."

Rick Brainard Director, Avionics Sales, McKinney Aerospace, McKinney, Texas, USA





"Honeywell offers fully integrated Ovation™ cabin management systems that include all of the functionality required for seamless transition from the office to the sky, including high-speed data, multi-regional satellite TV, satellite, radio, passenger control units, and connectivity services."

Jeff Honeycutt Field Service Manager-Cabin Management Field Support, Honeywell Aerospace, Little Rock, Arkansas, USA

MORE

Pound for pound, 10 times stronger than steel, yet light enough to float, Honeywell's bullet-resistant Spectra® fiber provides protection when it really counts for military forces and law-enforcement officers.

Honeywell technologies play a leading role in protecting people and property around the world.

Honeywell security systems help protect more than 200 airports worldwide, from Warsaw, Poland, to Sydney, Australia. Sales of these advanced systems have shown significant growth in the Middle East, where Honeywell was awarded the Dubai International Airport contract, among others, in 2003.

Our closed-circuit monitoring technology keeps an eye on the Itaipu Dam, the world's largest hydroelectric dam, located between Brazil and Paraguay; the U.S. Library of Congress; Marks & Spencer department stores throughout the United Kingdom; the U.S.-Mexican border; French supermarket giants Carrefour and Auchamp; the Mass Transit Railway in Hong Kong; and thousands of other critical installations around the world. We strengthened our leadership in the fast-growing surveillance industry in 2003 by acquiring: FutureSmart Systems, Inc.; TVS; Olympo; and Silent Witness.

Honeywell's expertise in access control for public buildings combines an array of technologies that include facial recognition, fingerprint identification, and cutting-edge video-based stress and lie detection. Honeywell's sensors detect a broad range of security threats — everything from physical intruders to contamination by dangerous gases.

Honeywell Spectra® fiber is one of the strongest and lightest fibers in the world, making it ideal for all kinds of security applications. Spectra® fiber is used to make ballistic-resistant vests for the military and law-enforcement agencies, to reinforce aircraft cockpit doors, and to create netting that protects

"The U.S. Army requires specific projectile-stopping capabilities for shield material and weight reduction for soldier equipment items. Every ounce saved allows a soldier to tailor his/her load to **meet challenges** in the environment and combat situation."

James Q. Zheng, Ph.D. Physical Scientist, PM-Clothing & Individual Equipment, PEO-SOLDIER, U.S. Army Soldier Systems Center, Natick, Massachusetts, USA





"Materials made from high modulus polyethylene (HMPE) fibers, such as Honeywell's Spectra® HMPE fibers, stop high-velocity rifle rounds at lower weights than most other commercially available materials, allowing breast-plate manufacturers to meet the U.S. military's weight requirements, while reducing the weight of previous generation plates by 50 percent and offering more **protection.**"

Ashok Bhatnagar, Ph.D. Principal Scientist-Spectra®, Honeywell Specialty Materials, Petersburg, Virginia, USA

"Our goal is to help customers take advantage of technologies so they fly more safely with greater capability and enhanced reliability. We perform a range of safety-oriented retrofits, including terrain awareness and warning systems. With Honeywell's EGPWS (Enhanced Ground Proximity Warning System) and its proven track record of reliability and service, we are confident our customers are receiving the safest and most reliable terrain warning system available today."

Larry Flynn President, Product Support, Gulfstream Aerospace Corporation, Savannah, Georgia, USA





"We use the latest breakthrough technology for our patented EGPWS to support terrain alert notices, so our customers always have the most current terrain information. Currently, we are testing a new, more sophisticated system that will prevent airplanes from flying into structures, terrain, or no-fly zones."

Don Bateman Chief Engineer and inventor of EGPWS, Honeywell Aerospace, Redmond, Washington, USA

ships at anchor. Pound for pound, 10 times stronger than steel, Spectra® fiber also floats, providing strength and durability for ship mooring lines while reducing injuries and docking time.

Honeywell's air traffic alert and collision avoidance technology helps planes steer clear of other aircraft in flight. Our Runway Awareness and Advisory System sets new standards for collision avoidance on the ground. Honeywell's Enhanced Ground Proximity Warning System (EGPWS) alerts pilots when they get too close to natural features such as mountains or man-made structures — helping prevent one of the most common causes of aircraft accidents, controlled flight into terrain. Our integrated Aircraft Environment Surveillance System brings together weather, terrain, and traffic avoidance technologies to enhance aircrew awareness and reduce workload, all in a smaller, lighter package. Based on our patented EGPWS technology, Honeywell is testing a new system that will prevent aircraft from intentional flight into structures, terrain, or any designated no-fly zone.

We also are playing a crucial role in the U.S. Department of Defense's effort to transform America's military forces. Honeywell is working on nine projects for the Future Combat Systems (FCS), including a network-based, vehicle-readiness assessment and logistics support system, an unattended ground-sensor battlefield-intelligence system, and a micro-UAV (unmanned air vehicle) development program. Our electrical power-generation system for the Joint Strike Fighter won us an award as Lockheed Martin's cost-cutting partner of the year in 2003.

Honeywell's Enhanced Ground Proximity Warning System is already credited with 27 aircraft saves. Now, we are testing ways to prevent aircraft from being flown intentionally into buildings and no-fly zones.

SECURE

"The new dilution headbox, controlled with the ProFlow actuators from Honeywell, greatly **increased the quality** and uniformity of our paper."

Yves Julien Machine Number 7 Supervisor, Cascades Fine Paper, St-Jérome, Quebec, Canada





paper increases for paper mills to remain competitive. Honeywell's process automation system's monitor and control capabilities enabled Cascades Fine Paper to reduce variability in its process, **improving** the final **quality** of its paper."

Kathy Hutson Marketing Director, Honeywell Automation and Control Solutions, Phoenix, Arizona, USA

It stands to reason that a company that is celebrated for its own productivity would help its customers boost their efficiency, too. By using Lean Manufacturing techniques, Design for Six Sigma (DFSS) tools, and Design-Measure-Analyze-Improve-Control (DMAIC) methodologies, that is just what we are doing at Honeywell.

Our award-winning Experion PKS™ system has solutions to automate, control, and monitor manufacturing operations for refineries, factories, and pharmaceutical plants, enhancing production efficiency and reducing energy costs using a network of wireless sensors. Under a $10 million program with the U.S. Department of Energy, we are developing the industry standard for wireless sensor networks, with a goal of reducing industrial plant energy consumption by 10 to 15 percent.

Honeywell's extensive portfolio of patented fluorocarbon products is helping nations meet their commitments in the 1987 Montreal Protocol agreement to eliminate the use of substances that deplete the ozone layer. Honeywell is a global leader in the development and manufacture of refrigerants, aerosols, and foam-insulation-blowing agents used to replace ozone-depleting CFCs and HCFCs. While protecting the environment, they also improve the energy efficiency of homes, appliances, and commercial refrigeration systems.

On the factory floor and in many other industrial settings, Honeywell's award-winning Experion PKS™ system uses wireless sensors to make remote monitoring and integrated process control easy and efficient.

AND MORE

We are targeting the ultimate level of performance for our M1D worldwide diesel engine program. This engine will be the first common diesel engine for both Renault and Nissan. We know that the only way to reach our goal is through the development of a high-performing turbocharger. We are confident in the strong support of Honeywell until the M1D starts production."

Philippe Brunet Project Manager — Engine M1D, Renault, Paris, France





"By combining cross-functional resources and the use of Six Sigma tools, we're able to produce and manufacture powerful high-performing turbochargers that satisfied the challenging expectations our customer had for their product and ours."

Nicolas Morand Application Engineer, Honeywell Transportation Systems, Thaon-les-Vosges, France

Honeywell turbochargers are the very definition of improved productivity for cars and trucks. Turbocharging technologies are quickly proving their value in gasoline-powered engines. They improve fuel economy by 15 to 20 percent, allowing automakers to use smaller engines without sacrificing performance. Their energy efficiency reduces greenhouse emissions. Turbochargers have already been widely adopted by car and truck manufacturers in Asia, where our Turbocharger business grew 27 percent in 2003.

In Aerospace, we are teaming with customers to build aircraft that weigh less, perform better, have a lower cost of ownership, and offer greater reliability. The new Airbus A380 is expected to be one of the most advanced and efficient aircraft ever built, thanks in part to Honeywell's powerful innovations. We have proposed several systems for Boeing's planned 7E7 Dreamliner that will ensure it is one of the safest and most efficient platforms ever flown. And our market-leading Primus Epic® integrated avionics system for business and regional aircraft trims aircraft weight by as much as 400 pounds, saving fuel and reducing costs on every flight.

With more than 13,000 active patents worldwide, Honeywell's inventive solutions are improving the way we live. Our customer-centered culture, rooted in the fundamentals of Six Sigma, supports our drive to deliver all the benefits our world-class technologies have to offer. Behind it all are smart, talented, and committed Honeywell employees who embody our vision with their hard work, creativity, and dedication to customers.

Drivers and automakers rave about Honeywell's breakthrough VNT™ (Variable Nozzle Turbine) turbocharger, which delivers superior performance, better fuel economy, and lower engine emissions.

PRODUCTIVE


GARRETT

WE ARE

OPERATIONS AND MANUFACTURING QUALITY AND DELIVERY AWARDS

Honeywell's unwavering commitment to our customers includes an intense focus on the measurement of product quality and delivery. This commitment underscores the importance of our Operations and Manufacturing organizations throughout the world to deliver superb customer service. The Operations function is the backbone of customer service for the company and the place where the first pillar of our Growth Initiative — doing a superb job for our customers each and every day in quality, delivery, value, and technology — must be executed consistently.

HONEYWELL'S 2003 TOP 10 SITES FOR QUALITY

MEXICO CITY, MEXICO
Transportation Systems

ANNISTON, ALABAMA, USA
Aerospace

SIPROEL, BRAZIL
Automation and Control Solutions

FREEPORT 1, ILLINOIS, USA
Automation and Control Solutions

FOSTORIA, OHIO/SPARTANBURG, SOUTH CAROLINA, USA
Transportation Systems

ALSIP, ILLINOIS, USA
Transportation Systems

KITEC, JAPAN
Specialty Materials

GREENVILLE, OHIO, USA
Transportation Systems

PLYMOUTH, MINNESOTA, USA
Aerospace

TORRANCE, CALIFORNIA, USA
Transportation Systems

HONEYWELL'S 2003 TOP 10 SITES FOR DELIVERY

LAWRENCE, KANSAS, USA
Aerospace

ANNISTON, ALABAMA, USA
Aerospace

CLEMSON, SOUTH CAROLINA, USA
Specialty Materials

SHANGHAI, CHINA
Specialty Materials

CLEARFIELD, UTAH, USA
Transportation Systems

ARNPRIOR, ONTARIO, CANADA
Specialty Materials

ANSAN, KOREA
Transportation Systems

ANDERSON, SOUTH CAROLINA, USA
Specialty Materials

FOMBELL, PENNSYLVANIA, USA
Specialty Materials

GREENVILLE, OHIO, USA
Transportation Systems

HONEYWELL

CHAIRMAN'S AWARD FOR EVERYDAY HEROES

In 2003, we introduced a weekly award — the Chairman's Award for Everyday Heroes — to reward employees who have contributed to our Growth Initiative and, specifically, to the first pillar of Growth: doing a superb job for our customers each and every day in quality, delivery, value, and technology. The award emphasizes our commitment to valuing contributions at all levels of the organization.

2003 WINNERS

ALISTAIR BARKER
Aerospace
Fleet, Hants, United Kingdom

PAUL BELDAM
Transportation Systems
Torrance, California, USA

BILLY BLACKWELL
Automation and Control Solutions
Oak Creek, Wisconsin, USA

MARY BOGDAN
Specialty Materials
Buffalo, New York, USA

MIKE BRIGGS
Aerospace
Minneapolis, Minnesota, USA

BECKY CARPENTER
Specialty Materials
Newnan, Georgia, USA

BARBARA COSTAIN
Specialty Materials
Colonial Heights, Virginia, USA

SID DHARNI
Automation and Control Solutions
Golden Valley, Minnesota, USA

GLORIA FAN
Transportation Systems
Shanghai, China

GIORGIO FIGURA
Transportation Systems
Thaon-Les-Vosges, France

STEFANO FORMIS
Transportation Systems
Skelmersdale, United Kingdom

FRANK GENNACO
Transportation Systems
Torrance, California, USA

LEN HOM
Specialty Materials
Sunnyvale, California, USA

CARL JOHNSON
Aerospace
Phoenix, Arizona, USA

MARY JOHNSON
Global Business Services
Farmington Hills, Michigan, USA

DAVE LYONS
Transportation Systems
Fostoria, Ohio, USA

CHRIS MATHEIS
Aerospace
South Bend, Indiana, USA

SHANE MEENAN
Automation and Control Solutions
Chalfont, Pennsylvania, USA

DEANNA NEWBERRY
Transportation Systems
Rogers, Arkansas, USA

GARY OSTERFELD
Transportation Systems
Greenville, Ohio, USA

JOHN RAJCHERT
Automation and Control Solutions
North Ryde, Australia

MARK RODERIQUE
Aerospace
Alexandria, Australia

SALEH SAADEH
Automation and Control Solutions
Abu Dhabi, United Arab Emirates

JON SCHRYVER
Aerospace
Torrance, California, USA

JOHN VACENDAK
Automation and Control Solutions
Munster, Indiana, USA

FRANCOIS VIGNÉ
Automation and Control Solutions
Vitrolles, France

RAYMUNDO WAY
Transportation Systems
Mexicali, Mexico

ZHANG YUAN JUN
Automation and Control Solutions
Shanghai, China

TO OUR SHAREOWNERS

What a difference a year makes!

In last year's letter, the comments focused on bringing stability, establishing credibility, and developing direction after several years of turmoil and doing it all during the tough economic times we predicted (accurately unfortunately) for 2003. This year we can talk about the significant progress achieved in all areas, a resurgent organization, the stock price up 39 percent in the year, and a much more positive economic outlook for 2004.

Sales were up 3.7 percent to $23.1 billion largely resulting from the effects of foreign exchange and acquisitions. Volume was actually down slightly reflecting the difficulties in our end markets. Earnings per share were $1.54 consistent with our earnings guidance. Included in these results is an increase in non-cash pension expenses of $0.32 per share. Most importantly, 2003 was the first year in the last five to be free of any large uncovered charges to income. Cash flow from operations reached $2.2 billion resulting, after capital expenditures, in $1.5 billion in free cash flow ... a 117 percent conversion rate on net income. This included contributing $670 million in cash to our U.S. pension fund. After the puts and takes for acquisitions, divestitures, and dividends the result was an increase of $929 million in our cash balance to $3.0 billion at year-end. This further strengthened an already excellent balance sheet resulting in a 17 percent debt to capital ratio, defined as net debt (short-term plus long-term debt minus cash) divided by net capital (shareowners' equity plus net debt). We are in very good shape financially.

Pension accounting on the other hand is our bookkeeping irritant. While bearing absolutely no resemblance to cash needs, the esoteric and arcane calculations are reflected in earnings in ways surprisingly different between companies. Our accounting practice provides much more aggressive book recognition of market gains and losses versus our peers. In effect, while the impact over a long period is the same, in a short period of time our approach causes much more significant swings in earnings both up and down. Nice after a few good market years, painful today when 3 of the last 4 years were down. The net result is that despite outperforming benchmarks throughout the downturn and being nearly fully funded with the $1.5 billion contributed in the last 13 months, plus the 23 percent investment return in 2003, we book significant accounting losses for pension expense versus our peers. This trend will continue in 2004 with an additional negative EPS impact of approximately 25 cents. While frustrating to see, it's also important for all of us to recognize that none of the negative earnings impact is related to cash and as market returns improve and interest rates rise the impact of this non-cash expense will decline.

As we embark on a new year, I'm very encouraged about prospects for Honeywell. We have positioned ourselves well during these last two years to benefit from the nascent economic recovery. Our pension funding issues are behind us, our asbestos exposure is contained, our businesses are launching new products and services, the business portfolio continues to take shape with 8 acquisitions ($500 million in revenue) and 4 divestitures ($445 million in revenue), and the focus on our Five Initiatives is working.

Chairman and Chief Executive Officer David M. Cote



The Honeywell brand carries value and credibility around the world, and our products, services, and technologies travel well.

FIVE INITIATIVES

Our focus on Growth, Productivity, Cash, People, and the Enablers (DigitalWorks and Six Sigma) continues to provide direction for the company. It's great to see the progress in each.

PRODUCTIVITY

This continues to be both a focal point and an area of expertise and performance. Some maintain productivity and growth are incompatible. We maintain they are interdependent ... as we grow we become more productive, and as we become more productive we grow. Good business always requires being able to accomplish two seemingly contradictory goals simultaneously ... low inventories and good customer delivery, market share and margins, empowerment and controls, and of course growth and productivity. In addition to continually driving cost efficiency we will fund it with new ideas. DigitalWorks achieved the $500 million annual savings goal a year earlier than expected and will continue to grow. We also launched a reinvigorated drive on our $3.5 billion of indirect costs. An area mined in the past of course but one where we feel there is still real opportunity for more consolidated buys.

CASH

While productivity provides the income freedom to grow, cash provides the flexibility. The daily cash mindset is working and it shows in our cash generation. The working capital push is working well. As we reduce order-to-delivery cycle times, inventories are coming down while delivery improves. Even with our accomplishments we estimate there is another $2 billion available to us in improved working capital performance.

Generating cash is the first obligation of course. But just as important once you have it is what to do with that growing cash balance. A nice problem to have ... but an issue nonetheless. Our first priority will always be investing in our businesses. Even with that we anticipate continued strong generation of cash. The money is not burning a hole in our pocket. Few companies have been burned by having cash. That being said, it's important to consider potential usage and that leaves three alternatives ... dividends, stock buyback, and acquisitions. Our dividend yield is approximately 2.0 percent and at a reasonable level. We announced a stock buyback program in December to offset shares issued to employee plans and hold share count relatively constant. That still leaves lots of cash and the idea of acquisitions.

We'll be the first to admit acquisitions in general have a checkered past and that includes us. No management team ever goes into an acquisition planning to blow money or integrate the new company poorly ... but it happens. To improve our success rate we analyzed our history in ten years of acquisitions and distilled the learnings into a robust disciplined process for identifying, valuing, analyzing, and integrating acquisitions. Results on businesses acquired using this new process (about 18 months) have been excellent. Invensys Sensor Systems, BASF Carpet Fibers, Sensotec, Gamewell, Baker Electronics, Ultrak ... all are generating accretive returns in excess of acquisition estimates. The new process works and is vigorously followed. We recognize acquisitions can be high risk and work hard to absolutely minimize the odds of anything going awry. Building our businesses through steady, focused organic growth complemented by well-targeted acquisitions is a terrific path for us to add value for our shareowners.

Building our businesses through steady, focused organic growth complemented by well-targeted acquisitions is a terrific path for us to add value for our shareowners.

PEOPLE

The ultimate differentiator in performance. People make all the difference. We continue to focus on having the best and rewarding them commensurately. The Honeywell Behaviors focus on results of course but just as importantly on how people go about achieving them. The Behaviors are taking root through our CIS (Continuous Improvement Summary) and MRR (Management Resource Review) processes. When it comes to having the best people that starts at the top. With the addition of Dave Anderson as our Chief Financial Officer and Roger Fradin as the President and CEO of Automation and Control Solutions, we have a very strong management team. We also added two very strong directors with Lord Clive Hollick (CEO-United Business Media) and General Ric Shinseki (retired U.S. Army Chief of Staff).

Reinforcing our commitment to employees, we improved our safety and environmental record again this year. To push ourselves even further we are striving for external safety certification such as OSHA's VPP STAR in all our plants. Even with improvements, there are regrets, accidents that could have been prevented, and this keeps us resolute in our commitment to safety.

To build greater esprit de corps, we are establishing and invigorating employee clubs around the world and uniting them through Honeywell Hometown Solutions (HHS). Through HHS we have also concentrated our giving in three areas ... child and family safety; housing and shelter; and science and math education. Our signature partnerships with the

National Center for Missing and Exploited Children, Rebuilding Together, and NASA are creating momentum and making a difference in these important areas. It's a great way to build community spirit and impact.

The prospects for Honeywell are wonderful. In the past two years we have tackled our big issues head-on and worked hard in our businesses using our Five Initiatives to prepare ourselves for recovery in our end markets.

ENABLERS

DigitalWorks continues to deliver savings and the Systems upgrade projects in both Aerospace and ACS are making good progress. Both businesses have assigned full-time general managers to ensure that effective process change is the root of all the new systems. We anticipate that in addition to productivity benefits this effort will also generate greater employee satisfaction as we provide employees with better tools to do their jobs.

Six Sigma training is largely complete. Now the tough part ... internalizing it into how we work every day so it never becomes "How do I get my job done and Six Sigma too?" DFSS (Design for Six Sigma) has taken root in all our Engineering functions. And Lean used in conjunction with Six Sigma is the perfect combination as we improve all our processes and reduce cycle time. We continue to make great progress and have terrific upside with Lean and Six Sigma.

GROWTH

This initiative has been the source of our greatest concern because it's the one in which we've had the least experience. It is also the area we are showing the most improvement. There is lots of opportunity here given the strength of our industries, our business positions, and our balance sheet. Each business has created a growth process to generate, select, and nurture ideas. The results are evident in the new products/services discussed in each of the Business Profiles.

We continue to focus on the four pillars of growth ... (1) doing a great job for our customers every day in quality, delivery, value, and technology, (2) Sales and Marketing excellence, (3) globalization, and (4) robust funded technology roadmaps supported by DFSS.

While our customer focus has clearly intensified we also clearly have further to go. To reinforce the importance of quality and delivery we measure it monthly by manufacturing plant and service location with awards and recognition for superior performance and improvement letters from me to the laggards. It has had a noticeable positive effect on our performance for customers. We also initiated a weekly Chairman's Award for Everyday Heroes which recognizes superior employee performance at all levels in the organization in support of the customer. We're very proud of the performance of these plants and people all listed on pages 10 and 11.

We have great positions in very good industries. Technologies that differentiate. Social and regulatory trends supportive of our businesses. A superb balance sheet. And increasingly a dynamic growth and customer focus throughout our company.

Sales and Marketing excellence gets a real boost this year with the introduction of a Marketing curriculum for leaders and development of a plan in each business to introduce and develop Marketing as a function. Commercial excellence is a real opportunity for us given we haven't focused on it historically. By aggregating these functions (functionalization) in each business, we've been able to add critical mass and drive functional excellence. Our foundation for Marketing analysis will always be grounded in developing a terrific understanding of our customers and our competition.

Globalization efforts made strides as we added significantly to our presence in emerging markets like India and China and started a European Union Government Relations office. The Honeywell brand carries value and credibility around the world and our products, services, and technologies travel well.

Technology roadmaps and accomplishments by our Engineering teams are getting truly exciting. While the new products and services being introduced and planned are impressive, equally impressive is the work they have initiated on VPD (Velocity Product Development) to speed development times. Using high-caliber customer information and insights from our Marketing organization, our technology teams are committed to using Lean and Six Sigma tools to eliminate development time white space, reduce bottlenecks, and run activities concurrently rather than sequentially wherever possible. For a technology focused company like ours, the impact from this VPD effort along with great marketing input at the beginning of the process can be big.

SUMMARY

The prospects for Honeywell are wonderful. In the past two years we have tackled our big issues head-on and worked hard in our businesses using our Five Initiatives to prepare ourselves for recovery in our end markets. We have great positions in very good industries. Technologies that differentiate. Social and regulatory trends supportive of our businesses. A superb balance sheet. And increasingly a dynamic growth and customer focus throughout our company. This could not be a better time for Honeywell.

It was true last year and it's even more true today when I say ...

I'm excited about the future.



David M. Cote
Chairman and Chief Executive Officer





Honeywell's Primus Epic® integrated avionics system for business and regional aircraft is a market and technology leader, reducing weight while improving overall reliability and ease of use.

AEROSPACE

To protect the irreplaceable art treasures in the Winter Palace, curators at Russia's State Hermitage Museum in St. Petersburg chose a fire-protection system they knew they could trust — from Honeywell.

AUTOMATION AND CONTROL SOLUTIONS



Honeywell's Enovate® 3000 blowing agent gives our customers an effective and ozone-friendly insulator for all kinds of applications — from commercial buildings to home appliances.

SPECIALTY MATERIALS



Our engine-boosting turbocharger brings power, fuel-efficiency, and torque together to create a small engine that performs like a big one for a stylish new European sports car — the Smart Roadster.

TRANSPORTATION SYSTEMS

Honeywell's powerful, efficient turbine aircraft engines — like those that power Chinook helicopters — deliver peak performance and reliability for our customers, while reducing the cost of ownership.



AEROSPACE

Honeywell is a leading global supplier of aircraft components, engines, avionics, and related products and services for commercial airlines, business and regional aircraft, manned and unmanned military aircraft, and spacecraft. In 2003, we continued to secure major new product and service contracts in both the commercial aviation and the defense and space sectors despite a volatile economic environment.

One of Honeywell's unique strengths is that we sell total life-cycle solutions that include product upgrades, retrofits, and repairs. Because of the tough economic conditions currently challenging our commercial customers, they depend on our repair and overhaul services. These services help us strengthen customer relationships and bring us closer to our customer's customer in the process.

Among last year's highlights was the introduction of our new HTF7000 (formerly called AS907) turbofan engine for transcontinental business aircraft, which is designed to offer operators a 30-percent reduction in cost of ownership.

New wins on the Airbus A380 as well as development and production contracts on leading-edge defense programs are driving future growth. For the A380, we won contracts for 10 systems, doubling our dollar content to more than $2 million per aircraft. We also are pursuing various new opportunities with Boeing.

Our Primus Epic® integrated avionics suite significantly improves reliability, operating cost, and weight by greatly reducing the number of separate avionics boxes along with the connectors and wiring bundles needed to tie them together. Its large-format liquid crystal displays and intuitive graphics enhance safety by improving the pilot's awareness of the aircraft's position and surroundings.

Honeywell has had outstanding success with its next-generation Micro-Electromechanical Systems (MEMS) technology. MEMS are the foundation of low-cost, smart-weapons guidance and navigation solutions, and they form the core of sophisticated sensor systems that detect very small amounts of a harmful or dangerous gas or the first hint of a security threat. By enabling the creation of miniature sensors, MEMS technology offers futuristic solutions with lower costs and greater reliability for Honeywell customers.

Innovation is also the hallmark of our Aircraft Landing Systems business. We are the only aircraft wheel and brake manufacturer that has an electric brake system in operational use. Electric brakes provide an alternative to hydraulic brake systems and offer the potential for improved safety and reliability.

Honeywell makes homes, buildings, industrial sites, and airport facilities more efficient, safe, and comfortable. Our high-performing products, solutions, and services are well positioned in promising growth areas such as sensors, wireless technology, and real-time data management. These features help our customers improve productivity by increasing output levels and improve efficiency by reducing overall costs.

We are a global leader in the growing application of sensors, a $40 billion segment. The development of low-cost wireless sensor technology gives customers access to data — on energy management, in particular — that previously, they could not retrieve and use.

In Nuremberg, Germany, where one of the world's first railways started operating in 1835, Honeywell is providing the technology that in 2004 will enable operations of a fully automated, driver-less subway with a high-frequency transponder system. The technology is based on modular sensors that communicate alerts via signals that move the train. The unique automated subway is an economical solution that reduces both operating costs and energy consumption.

Innovation is first nature to us, the foundation of our passion to find better ways to get results for our customers. Already a leading supplier of pressure sensors to the auto industry, one of our newest products is a cam-and-crankshaft sensor that reduces engine emissions by signaling to the spark plug when to ignite. Rugged sensors analyze manufacturing processes to determine when maintenance should be performed on a catalytic cracker in an oil refinery. Our wireless sensor systems help firefighters locate people in a burning building and detect hazardous materials that could put rescue efforts at risk.

Honeywell technology controls and monitors production processes in large industrial plants so customers can improve safety and productivity, allowing them to become more competitive. Winner of the Technology and Business Vision Award from *Start* magazine and Microsoft®, and the *Control Engineering* Editors' 2003 Choice Award, Honeywell's Experion PKS™ system helps customers track and analyze precisely the data they need to best manage their plants. The Experion PKS™ system will drive growth in many industry segments, including oil and gas, power generation, pharmaceuticals, chemicals, and refining, as well as pulp, paper, and printing.

Honeywell has taken communications technology to new levels by introducing Instant Alert™, a new automated notification system that enables schools to broadcast information to parents and guardians. While the old-fashioned phone-tree process could take hours, our Web-based Instant Alert™ service enables schools to effectively and accurately notify all parents via phone, e-mail, or pager in a matter of minutes.

AUTOMATION AND CONTROL SOLUTIONS



School days are less stressful for parents and guardians thanks to Honeywell's automated Instant Alert™ service, which provides instant communication in an emergency.

During the past year, Honeywell focused its Specialty Materials business on five growth platforms: Fluorines; Advanced Fibers and Composites; Barrier Films; Electronic Materials; and Research and Life Sciences.

Honeywell's years of research and development of environmentally safer fluorocarbon technology position us as a leader in this fast-growing industry. One of the highlights of 2003 was our capacity expansion for HFC-125 (hydrofluorocarbon) at our production facility located in Geismar, Louisiana. This product is the core component for Genetron® HFC blends used in refrigeration and air conditioning applications, replacing ozone-depleting HCFC-22.

The capacity expansion project followed the 2002 introduction of our Enovate® 3000 foam-blowing agent, which quickly became a preferred solution for appliance manufacturers seeking high-efficiency insulation for household and commercial refrigerators and freezers. Driven by the global phase-out of ozone-depleting HCFCs, Honeywell sales of HFC replacements experienced combined revenue growth that exceeded 2002 by 50 percent.

The market for Spectra®, our light, incredibly strong fiber best known for its use in ballistic-resistant vests, expanded into new applications in 2003. Spectra® fiber is now used in protective gloves, blast containment, netting, reinforced cockpit doors, and deep-sea mooring, and will expand to applications such as high-pressure fuel hoses in 2004.

With 41 percent of its sales outside the U.S., Aclar® film is making its mark as a superior product for moisture-barrier applications in the medical, pharmaceutical, military, and aerospace industries. Resistant to pinholing and flex cracking, Aclar® film is chemically stable and biochemically inert. The chemical resistance and low moisture vapor permeability of these films provide the protection needed for packaging of all types of corrosive-sensitive military and electronic items. Aclar® film is also nonflammable and will not turn yellow or grow brittle with age. In addition, we have introduced new nylon food packaging resin that uses nanotechnology to extend shelf life for beer, soda, juices, and other products. Marketed as Aegis™, this innovative product eliminates the need for bulky metal cans.

Honeywell Electronic Materials is one of the five largest suppliers of materials to the semiconductor industry. We supply materials, such as DUO™ anti-reflective coatings used in lithographic patterning processes and other spin-on offerings that produce the electrically conductive and dielectric films used in the manufacture of integrated circuits.

Our Research and Life Sciences business has identified significant opportunities for growth driven by biologics and DNA breakthroughs, and we are developing alliances globally to provide us with additional production capability and to establish our branded products. The portfolio includes high-purity solvents, DNA reagents, active and intermediate pharmaceutical ingredients, and agricultural intermediates. We also have a new applications development facility in Shanghai, China, which will be fully operational by mid-2004.



SPECIALTY MATERIALS

Pharmaceutical companies choose Honeywell's Aclar® film when they need see-through blister packaging that protects their products from moisture, contamination, and tampering.

Honeywell's new, lifetime performance Fram® AirHog™ brand air filter is designed to maximize airflow to the engine, helping increase horsepower and acceleration.



TRANSPORTATION SYSTEMS

As a leading automotive supplier, Honeywell enhances vehicle performance, efficiency, and appearance through state-of-the-art technologies, world-class brands, and global solutions to our customers' needs.

Honeywell's Turbocharger business has grown at double-digit rates every year for more than a decade as car and truck manufacturers have sought fuel-efficient technologies that meet stringent environmental regulations without compromising engine performance. Turbochargers allow smaller engines to deliver the power and performance of much larger engines while consuming less fuel and lowering greenhouse gas emissions. With the launch of our most recent variable-geometry-turbocharging technology, Honeywell continues to help manufacturers meet the challenges of engine downsizing, emissions control, fuel efficiency, performance, and drivability.

In 2003, the Turbocharger business produced its millionth turbocharger in China. As the Chinese economy grows and the demand for turbocharged vehicles grows with it, Honeywell's position as a technological leader will allow our business to excel in this region.

In collaboration with DaimlerChrysler, Honeywell developed a unique technology to deliver high performance in the small gasoline engine of the Smart Roadster. Our compact turbocharger design allows the engine to operate at engine temperatures as high as 1,050 degrees Celsius (1,922 degrees Fahrenheit), and influences the responsiveness and durability of the overall engine system. The result is a fuel-efficient vehicle that delivers the performance and drivability of a sports car.

Honeywell's best-selling and segment-leading consumer automotive products — FRAM®, Prestone®, Autolite®, and Holts® — continue to enjoy strong sales and number one positions in key automotive categories. Consumers are spending more time on the appearance of their vehicles — a very favorable trend for Honeywell. We are addressing this trend by introducing new, easy-to-use products such as Prestone® Quik Fill™ antifreeze and Holts® appearance products such as Simoniz® Saints and Sinners™ range of washes and waxes. In the filtration area, Fram® will introduce a premium air filter, the Fram® AirHog™, which caters to the high-performance market in the first quarter of 2004.

Our Friction Materials business continues to win new business and perform well. Last year, the division was chosen to supply the braking materials for the number-one-selling pick-up truck in the world; and, in Europe, it won significant business with several premier automakers. Introduced in early 2003, the Bendix® ceramics line has been exceeding customer expectations for its quiet, low-dust performance, and will continue to expand its offerings in this line. We continue to position this business for growth in the United States and abroad through its well-known and well-regarded Bendix® and Jurid® brands, and with aggressive growth plans for its operations in China.


Honeywell
Rebuilding Together

Honeywell employees make a difference in our hometowns. Through our national partnership with Rebuilding Together®, we are helping improve the quality of life for low-income homeowners.

HONEYWELL HOMETOWN SOLUTIONS

Community involvement is an essential part of Honeywell's legacy and a critical part of our future.

Through Honeywell Hometown Solutions, we focus our philanthropic and volunteer resources on three issues of vital importance to our community: Family Safety and Security; Housing and Shelter; and Science and Math Education. Together with leading public and non-profit institutions, we have developed powerful programs to address these needs in the communities we serve.

FAMILY SAFETY AND SECURITY

Teaching safety skills to our children has never been more important. Through our partnership with the National Center for Missing & Exploited Children, we have launched an abduction-prevention education program to help empower children to keep themselves safer. In its first year, Got 2B Safe! reached approximately 135,000 classrooms and more than 1.6 million elementary school students in the United States. Teachers have widely praised Honeywell's program, including Todd Rowatt, a third-grade teacher at Emerson Elementary School in Compton, California, U.S.A. who states, "This is a great program that ALL schools should use. I have never seen anything like this before."

HOUSING AND SHELTER

With Rebuilding Together®, Honeywell volunteers are revitalizing homes in more than 25 communities to help low-income homeowners — a group that includes about 24 million elderly, handicapped or single parents in the United States alone — continue to live in the warmth, safety, and independence of their own homes.

SCIENCE AND MATH EDUCATION

To address the looming shortage of scientists and engineers, we have formed a partnership with the National Aeronautics and Space Administration (NASA) to deliver a dynamic science education program to middle school children, our next generation of explorers. Named after Newton's Second Law, Force equals Mass times Acceleration, FMA Live! energizes students' interest in science, math, and technology by teaching them Newton's Three Laws of Motion and the Universal Law of Gravity, a critical science curriculum objective in all 50 states.

Our commitment also includes community grants, support for higher education and scientific research around the world, diversity initiatives, and our most important resource, employee volunteerism.

Honeywell employees take an active role in their communities. Our Dollars for Doers program recognizes these efforts through contributions to the non-profit organizations they choose after an employee has volunteered 50 hours in a 12-month period.

Focused programs, community support, global perspectives, and employee volunteers — these are the fundamental ways in which Honeywell Hometown Solutions continues our rich history of corporate leadership.

FINANCIAL TABLE OF CONTENTS

(Dollars in Millions, Except Per Share Amounts)	2003	2002	2001	2000	1999	1998
		Years Ended December 31,				
RESULTS OF OPERATIONS						
Net sales	**$23,103**	$22,274	$23,652	$25,023	$23,735	$23,555
Net income (loss) [1]	**1,324**	(220)	(99)	1,659	1,541	1,903
PER COMMON SHARE						
Net earnings (loss):						
Basic	**1.54**	(0.27)	(0.12)	2.07	1.95	2.38
Assuming dilution	**1.54**	(0.27)	(0.12)	2.05	1.90	2.34
Dividends	**0.75**	0.75	0.75	0.75	0.68	0.60
FINANCIAL POSITION AT YEAR-END						
Property, plant and equipment—net	**4,295**	4,055	4,933	5,230	5,630	5,600
Total assets	**29,344**	27,565	24,226	25,175	23,527	22,738
Short-term debt	**199**	370	539	1,682	2,609	2,190
Long-term debt	**4,961**	4,719	4,731	3,941	2,457	2,776
Total debt	**5,160**	5,089	5,270	5,623	5,066	4,966
Shareowners' equity	**10,729**	8,925	9,170	9,707	8,599	8,083

Note: Commencing January 1, 2002, we ceased amortization of goodwill and indefinite-lived intangible assets. See Note 13 of Notes to Financial Statements for further details.

[1] In 2003, includes the cumulative after-tax charge of $20 million, or $0.02 per share, for the adoption of SFAS No. 143. In 2003, also includes net repositioning, environmental and other charges, gains on sales of non-strategic businesses and a gain related to the settlement of a patent infringement lawsuit resulting in a net after-tax charge of $22 million, or $0.03 per share. In 2002, includes net repositioning, litigation, business impairment and other charges and gains on sales of non-strategic businesses resulting in a net after-tax charge of $1,864 million, or $2.27 per share. In 2001, includes net repositioning, litigation, business impairment and other charges resulting in an after-tax charge of $1,771 million, or $2.18 per share. In 2000, includes net repositioning, litigation, business impairment and other charges and a gain on the sale of the TCAS product line of Honeywell Inc. resulting in a net after-tax charge of $634 million, or $0.78 per share. In 1999, includes merger, repositioning and other charges and gains on the sales of our Laminate Systems business and our investment in AMP Incorporated common stock resulting in a net after-tax charge of $624 million, or $0.78 per share. In 1998, includes repositioning charges, a gain on settlement of litigation claims and a tax benefit resulting from the favorable resolution of certain prior-year research and development tax claims resulting in a net after-tax charge of $4 million, with no impact on the per share amount.

BUSINESS OVERVIEW

The Financial Section of Honeywell's 2003 Annual Report consists of Management's Discussion and Analysis (MD&A) of Honeywell's critical accounting policies, results of operations, financial position, liquidity and capital resources and legal matters, as well as our Consolidated Financial Statements and related notes thereto. This Business Overview provides a summary of Honeywell's four reportable operating segments (Aerospace, Automation and Control Solutions, Specialty Materials and Transportation Systems), including how they make money, the relevant economic and other factors impacting their results, and business challenges and areas of focus in both the short- and long-term. Each of these segments is comprised of various business units and product classes that serve multiple end markets. See Note 23 of Notes to Financial Statements for further information on our reportable segments and our definition of segment profit.

AEROSPACE

(Dollars in Millions)	**2003**	2002	2001
Net sales	**$8,813**	$8,855	$9,653
Segment profit	**$1,221**	$1,308	$1,599
Segment profit %	**13.9%**	14.8%	16.6%

Aerospace is a leading global supplier of aircraft engines, avionics, and related products and services for commercial airlines, business and regional aircraft, manned and unmanned military aircraft, and spacecraft. Our Aerospace portfolio includes Engines, Systems and Services (auxiliary power units; propulsion engines; environmental control systems; engine controls; repair and overhaul services; hardware; logistics and power generation systems); Aerospace Electronic Systems (flight safety communications, navigation, radar and surveillance systems; aircraft and airport lighting; management and technical services and advanced systems and instruments); and Aircraft Landing Systems (aircraft wheels and brakes). Aerospace sells its products to original equipment (OE) manufacturers in the commercial air transport (Airbus and Boeing) and business and regional (Bombardier, Dassault, Embraer, and Gulfstream) aircraft segments, as well as spare parts into the aftermarket (principally to aircraft operators). The United States Government is also a major customer for our space and defense products.

Economic and Other Factors

Aerospace's operating results are principally driven by the global demand for air travel as reflected in new aircraft orders, as well as spare parts and maintenance and repair services for aircraft currently in use. Aircraft orders by commercial air transport OE manufacturers, business and regional jet deliveries, as well as global flying hours and airline profitability are the principal factors that drive our commercial aerospace operating results. U.S. Government appropriations for defense and space programs and military activity are critical factors impacting our defense and space operating results.

Business Challenges/Areas of Focus

Aerospace's primary business challenges and areas of focus include:

- Continuing to grow the sales and profitability of the commercial aerospace aftermarket as the worldwide airline industry struggles to regain and maintain profitable operations.
- Securing Honeywell product content on new Airbus and Boeing aircraft platforms.
- Expanding our knowledge management systems into crucial new technologies, such as predictive monitoring and automatic diagnosis of aircraft engines and utility systems, further integration of in-flight and on-ground safety features for aircraft and airports, and high-bandwidth wireless connections from ground and satellite networks.
- Continuing to design equipment that enhances the safety, performance and durability of aircraft, while reducing weight and operating costs.

AUTOMATION AND CONTROL SOLUTIONS (ACS)

(Dollars in Millions)	**2003**	2002	2001
Net sales	**$7,464**	$6,978	$7,185
Segment profit	**$ 843**	$ 860	$ 774
Segment profit %	**11.3%**	12.3%	10.8%

ACS provides innovative solutions that make homes, buildings, industrial sites and airport facilities more efficient, safe and comfortable. Our ACS portfolio includes Automation and Control Products (controls for heating, cooling, indoor air quality, ventilation, humidification and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature, electrical current and, security and fire detection, access control and video surveillance systems); Building Solutions (installs, maintains and upgrades systems that keep buildings safe, comfortable and productive); and Process Solutions (provides a full range of automation and control solutions for industrial plants, offering advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings).

Economic and Other Factors
ACS' operating results are principally driven by global residential and nonresidential construction, industrial production, capital spending on process and building automation, and security concerns and regulations.

Business Challenges/Areas of Focus
ACS' primary business challenges and areas of focus include:

- Extending technology leadership: lowest total installed cost, integrated solutions within our security, fire and sensors product portfolios.
- Defending and extending our installed base through customer productivity and globalization.
- Sustaining strong brand recognition.
- Investing in sales and marketing resources and capabilities.

SPECIALTY MATERIALS

(Dollars in Millions)	**2003**	2002	2001
Net sales	**$3,169**	$3,205	$3,313
Segment profit	**$ 136**	$ 90	$ 56
Segment profit %	**4.3%**	2.8%	1.7%

Specialty Materials provides high-performance specialty materials for applications in the electronics, packaging, fibers, refrigeration, wax and adhesives markets. Specialty Materials' product portfolio includes fibers, specialty films, intermediate chemicals, flourine-based products, pharmaceutical and agricultural chemicals, specialty waxes, adhesives and sealants, process technology, and wafer fabrication materials and services. Core growth businesses include Fluorines, Electronic Materials, Advanced Fibers and Composites, Specialty Films and Research and Life Sciences.

Economic and Other Factors
Specialty Materials' operating results are principally driven by global gross domestic product, plant capacity utilization and the costs of raw materials including natural gas and benzene. Although we expect raw material costs to remain at historically high levels in 2004, based on current volume usage, a 10 percent increase in the year-end price of natural gas and benzene would increase our costs by $12 and $15 million, respectively.

Business Challenges/Areas of Focus
Specialty Materials' primary business challenges and areas of focus include:

- Sharpening the focus on core growth platforms to drive new product introduction and improved profitability.
- Continuing to restructure and exit non-core commodity lines of business with minimal or no differentiating technology.
- Continuing to improve manufacturing productivity.

TRANSPORTATION SYSTEMS

(Dollars in Millions)	**2003**	2002	2001
Net sales	**$3,650**	$3,184	$3,457
Segment profit	**$ 461**	$ 393	$ 307
Segment profit %	**12.6%**	12.3%	8.9%

Transportation Systems provides automotive products that improve the performance, efficiency, and appearance of cars, trucks, and other vehicles through state-of-the-art technologies, world class brands and global solutions to our customers needs. Our Transportation Systems' portfolio includes Honeywell Turbo Technologies (Garrett® turbochargers and charge-air and thermal systems); the Consumer Products Group (car care products including anti-freeze (Prestone®), filters (Fram®), spark plugs (Autolite®), and cleaners, waxes and additives (Holts®); and Friction Materials (friction materials and related brake system components (Bendix®). Transportation Systems sells its products to OE automotive and truck manufacturers (e.g., BMW, Caterpillar, DaimlerChrysler, Ford, Volkswagen), wholesalers and distributors and through the retail aftermarket.

Economic and Other Factors
Transportation Systems' operating results are principally driven by worldwide automobile and truck production and the global demand for automobiles and trucks equipped with turbochargers to enhance power, increase engine efficiency and lower emissions.

Business Challenges/Areas of Focus
Transportation Systems' primary business challenges and areas of focus include:

- Sustaining superior turbocharger technology.
- Increasing market penetration and share of diesel and gasoline turbocharger OEM demand.
- Continuing to strengthen established strong product brands in the automotive industry including revitalizing our Friction Materials business.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effect of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

We have discussed the selection, application and disclosure of these critical accounting policies with the Audit Committee of our Board of Directors and our Independent Auditors. We did not initially adopt any accounting policies with a material impact during 2003 other than those described in Note 1 of Notes to Financial Statements.

Contingent Liabilities

We are subject to a number of lawsuits, investigations and claims (some of which involve substantial dollar amounts) that arise out of the conduct of our global business operations or those of previously owned entities. These contingencies relate to product liabilities, including asbestos, commercial transactions, government contracts and environmental health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses, and recognize a liability, if any, for these contingencies based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Such analysis includes making judgments concerning matters such as the costs associated with environmental matters, the outcome of negotiations, the number and cost of pending and future asbestos claims (where possible) and the impact of evidentiary requirements. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments or changes in our settlement strategy. For a discussion of our contingencies related to shareowners litigation, environmental and asbestos matters, including management's judgment applied in the recognition and measurement of specific liabilities, see Notes 1 and 21 of Notes to Financial Statements.

Insurance for Asbestos Related Liabilities

In connection with recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are deemed probable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. We have approximately $1.3 billion in insurance coverage remaining that can be specifically allocated to North American Refractories Company (NARCO) related asbestos liabilities. We also have $1.9 billion in coverage remaining for Bendix related asbestos liabilities although there are gaps in our coverage due to insurance company insolvencies, a comprehensive policy buy-back settlement with Equitas as discussed in Note 21 of Notes to Financial Statements and certain uninsured periods, resulting in approximately 50 percent of these claims being reimbursable by insurance. Our insurance is with both the domestic insurance market and the London excess market. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Some of our insurance carriers have challenged our right to enter into settlement agreements resolving all NARCO related asbestos claims against Honeywell. However, we believe there is no factual or legal basis for such challenges and that it is probable that we will prevail in the resolution of, or in any litigation that is brought regarding these disputes and have recognized approximately $100 million in probable insurance recoveries from these carriers. We are in advanced ongoing settlement discussions with these carriers and while we cannot predict the outcome of these discussions we expect that a substantial majority of the carriers will participate in the settlement agreement that is being negotiated. The amounts that we expect to realize through the settlement process are consistent with our recognized insurance recoveries. Projecting future events is subject to various uncertainties that could cause the insurance recovery on asbestos related liabilities to be higher or lower than that projected and recorded. Given the inherent uncertainty in making future projections, we reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability, our recovery experience or other relevant factors that may impact future insurance recoveries. See Note 21 of Notes to Financial Statements for a discussion of management's judgments applied in the recognition and measurement of insurance recoveries for asbestos related liabilities.

Defined Benefit Pension Plans

We maintain defined benefit pension plans covering a majority of our employees and retirees. For financial reporting purposes, net periodic pension expense (income) is calculated based upon a number of actuarial assumptions including a discount rate for plan obligations and an expected rate of return on plan assets. We consider current market conditions, including changes in investment returns and interest rates, in making these assumptions. We determine the expected long-term rate of return on plan assets utilizing historic plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations (see

Note 22 of Notes to Financial Statements for actual and targeted asset allocation percentages for our U.S. pension plans). The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments on our annual measurement date (December 31) and is subject to change each year.

The key assumptions used in developing our 2003, 2002 and 2001 U.S. net periodic pension expense (income) included the following:

	2003	2002	2001
Discount rate for obligations	**6.75%**	7.25 %	7.75 %
Assets:			
Expected rate of return	**9%**	10 %	10 %
Actual rate of return	**23%**	(8)%	(3)%
Actual 10 year average annual compounded rate of return	**10%**	9 %	11 %

The reduction in the 2003 discount rate reflects the lower market interest rate environment for high-quality fixed income debt instruments. The expected rate of return on plan assets was reduced from 10 to 9 percent for 2003 to reflect the impact of the poor performance of the equity markets during the three year period ended December 31, 2002. Net periodic pension expense for our U.S. pension plans is expected to be $380 million in 2004, a $241 million increase from 2003, primarily resulting from a reduction in the discount rate from 6.75 to 6.0 percent and the systematic recognition of unrecognized net losses. The unrecognized net losses for our U.S. pension plans were $3.2 billion at December 31, 2003, down from $3.5 billion at December 31, 2002. These unrecognized losses mainly result from actual plan asset returns below expected rates of return during 2002, 2001 and 2000 and from lower discount rates and are being systematically recognized in future net periodic pension expense in accordance with Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions" (SFAS No. 87). Under SFAS No. 87, we use the market-related value of plan assets reflecting changes in the fair value of plan assets over a three-year period. Further, unrecognized losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans' projected benefit obligation are recognized over a six-year period.

Due to the poor performance of the equity markets during the three-year period ended December 31, 2002, as well as the declining interest rate environment over the past three years, we made voluntary contributions of $670 and $830 million ($700 million in Honeywell common stock and $130 million in cash) to our U.S. pension plans in 2003 and 2002, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. Assuming that actual plan returns are consistent with our expected plan return of 9 percent in 2004 and beyond, and that interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans for the foreseeable future.

Changes in net periodic pension expense may occur in the future due to changes in our expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of our U.S. pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Change in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percent decrease in discount rate	Increase $50 million	Increase $300 million
0.25 percent increase in discount rate	Decrease $50 million	Decrease $300 million
0.25 percent decrease in expected rate of return on assets	Increase $25 million	—
0.25 percent increase in expected rate of return on assets	Decrease $25 million	—

SFAS No. 87 requires recognition of an additional minimum pension liability if the fair value of plan assets is less than the accumulated benefit obligation at the end of the plan year. In 2003, we recorded a non-cash adjustment to equity through accumulated other nonowner changes of $369 million ($604 million on a pretax basis) to reduce the additional minimum pension liability by $304 million and reinstate a portion of our pension assets ($300 million) written off as a result of the prior year's minimum pension liability adjustment. The 2003 adjustment resulted from an increase in our pension assets in 2003 due to the improvement in equity markets and our contribution of $670 million to our U.S. plans. In 2002, due to the poor performance of the equity markets which adversely affected our pension assets and a decline in the discount rate, we recorded a non-cash adjustment to equity through accumulated other nonowner changes of $606 million ($956 million on a pretax basis) which increased the additional minimum pension liability.

Equity market returns and interest rates significantly impact the funded status of our pension plans. Based on future plan asset performance and interest rates, additional adjustments to equity might be required.

Long-Lived Assets (including Tangible and Definite-Lived Intangible Assets)

To conduct our global business operations and execute our business strategy, we acquire tangible and intangible assets. We periodically evaluate the recoverability of the carrying amount of our long-lived assets (including property, plant and equipment and definite-lived intangible assets) whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be fully recoverable. These events or changes in circumstances include business plans and forecasts, economic or competitive positions within an industry, as well as current operating performance and anticipated future performance based on a business' competitive position. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of a long-lived asset exceeds its fair value and are recognized in earnings. We continually apply our best judgment when applying the impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairment, and the fair value of an impaired long-lived asset group. The dynamic economic environment in which each of our businesses operate and the resulting assumptions used to estimate future cash flows, such as economic growth rates, industry growth rates, product life cycles, selling price changes and cost inflation can significantly influence and impact the outcome of all impairment tests. For a discussion of the result of management's judgment applied in the recognition and measurement of impairment charges see the repositioning, litigation, business impairment and other charges section of this MD&A.

Income Taxes

The future tax benefit arising from net deductible temporary differences and tax carryforwards was $1.8 and $2.3 billion at December 31, 2003 and 2002, respectively. We believe that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against our deferred tax assets. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws and future taxable income levels. In the event we determine that we will not be able to realize our deferred tax assets in the future, we will reduce such amounts through a charge to income in the period that such determination is made. Conversely, if we determine that we will be able to realize deferred tax assets in excess of the carrying amounts, we will decrease the recorded valuation allowance through a credit to income in the period that such determination is made.

Sales Recognition on Long-Term Contracts

In 2003, we recognized approximately 10 percent of our total net sales using the percentage-of-completion method for long-term contracts in our Automation and Control Solutions and Aerospace reportable segments. The percentage-of-completion method requires us to make judgments in estimating contract revenues, contract costs and progress toward completion. These judgments form the basis for our determinations regarding overall contract value, contract profitability and timing of revenue recognition based on measured progress toward contract completion. Revenue and cost estimates are monitored on an ongoing basis and revised based on changes in circumstances. Anticipated losses on long-term contracts are recognized when such losses become evident. We maintain financial controls over the customer qualification, contract pricing and cost estimation processes to reduce the risk of contract losses.

Aerospace Customer Incentives

Consistent with most suppliers to commercial aircraft manufacturers and airlines, we offer sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our products for installation on commercial aircraft. These incentives may consist of free products, credits, discounts or upfront cash payments. The cost of these incentives is recognized in the period incurred unless the incentive is subject to recovery through a long-term product maintenance requirement mandated by the Federal Aviation Administration for certified replacement equipment and service. Amounts capitalized at December 31, 2003, 2002 and 2001 were $719, $662, and $607 million, respectively, and are being recognized over the estimated minimum service life of the aircraft (up to 25 years) as a reduction in future sales or an increase in cost of goods sold based on the type of incentive granted. We routinely evaluate the recoverability of capitalized amounts based on forecasted replacement equipment sales over the estimated minimum life of the aircraft considering estimated aircraft flight hours, number of landings, as well as actual aircraft retirements. For additional information see Notes 1 and 13 of Notes to Financial Statements.

RESULTS OF OPERATIONS

Net Sales

(Dollars in Millions)	**2003**	2002	2001
Net sales	**$23,103**	$22,274	$23,652
% change compared with prior year	**4%**	(6)%	(5)%

The change in net sales in 2003 and 2002 is attributable to the following:

	2003 Versus 2002	2002 Versus 2001
Acquisitions	**3 %**	— %
Divestitures	**(2)**	(3)
Price	**—**	(2)
Volume	**—**	(2)
Foreign Exchange	**3**	1
	4 %	(6)%

A discussion of net sales by reportable segment can be found in the Review of Business Segments section of this MD&A.

Cost of Goods Sold

(Dollars in Millions)	2003	2002	2001
Cost of Goods Sold	**$18,235**	$17,615	$20,125
Gross Margin %	**21.1%**	20.9%	14.9%

Gross margin increased in 2003 by 0.2 percentage points compared with 2002. This increase resulted mainly from a $289 million reduction in repositioning and other charges partially offset by higher pension expense and a decrease in sales of higher-margin products and services, mainly in our Aerospace and Automation and Control Solutions reportable segments. Gross margin increased in 2002 by 6.0 percentage points compared with 2001 due primarily to a $1,573 million reduction in repositioning and other charges. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details. This increase in gross margin also resulted from lower costs due to the benefits of repositioning actions, mainly workforce reductions, and the elimination of goodwill and indefinite-lived intangible asset amortization of $204 million. Such amortization expense was excluded from cost of goods sold in 2002 in conformity with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which we adopted January 1, 2002. See Notes 1 and 13 of Notes to Financial Statements for further discussion of the adoption of SFAS No. 142. This increase in gross margin was partially offset by lower sales of higher-margin products and services mainly in our Aerospace reportable segment.

Selling, General and Administrative Expenses

(Dollars in Millions)	2003	2002	2001
Selling, general and administrative expenses	**$ 2,950**	$ 2,757	$ 3,064
Percent of sales	**12.8%**	12.4%	13.0%

Selling, general and administrative expenses as a percentage of sales increased by 0.4 percentage points in 2003 compared with 2002 due mainly to higher pension and other employee benefit expenses. Selling, general and administrative expenses as a percentage of sales decreased by 0.6 percentage points in 2002 compared with 2001 due mainly to a $106 million reduction in repositioning and other charges as well as lower costs due to the benefits of repositioning actions, mainly workforce reductions. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details.

(Dollars in Millions)	2003	2002	2001
Pension and other postretirement benefit expense (income) included in cost of goods sold and selling, general and administrative expenses	**$325**	$ (11)	$(165)
Increase (decrease) compared with prior year	**$336**	$154	$(122)

Pension expense increased by $290 and $151 million in 2003 and 2002, respectively, mainly due to the following:

- A decrease in the market-related value of our pension plan assets during the period 2000 to 2002 due to the poor performance of the equity markets which adversely affected our pension fund assets during this period.
- A systematic recognition of higher losses resulting mainly from actual plan asset returns below the expected rate of return during the period 2000 to 2002.
- A reduction in 2003 in the expected rate of return on plan assets from 10 to 9 percent in response to the continued deterioration in financial market returns in 2002.
- A decrease in the discount rate from 7.75 percent in 2001 to 6.75 percent in 2003.

Using an expected long-term rate of return of 9 percent and a discount rate of 6 percent, pension expense for our U.S. plans is expected to be $380 million in 2004, an increase of $241 million compared with 2003.

(Gain) Loss on Sale of Non-Strategic Businesses

(Dollars in Millions)	2003	2002	2001
(Gain) loss on sale of non-strategic businesses	**$ (38)**	$124	$ —

Gain on sale of non-strategic businesses of $38 million in 2003 represents the net pretax gain on the dispositions of certain Specialty Materials (Engineering Plastics, Rudolstadt and Metglas) and Aerospace (Honeywell Aerospace Defense Services) businesses. The dispositions of these businesses did not materially impact net sales and segment profit in 2003 compared with 2002. Loss on sale of non-strategic businesses of $124 million in 2002 represented the pretax loss on the dispositions of Specialty Materials Pharmaceutical Fine Chemicals (PFC) and Advanced Circuits businesses and Automation and Control Solutions Consumer Products business totaling $249 million, partially offset by the pretax gain on the disposition of our Bendix Commercial Vehicle Systems (BCVS) business of $125 million. The divestitures of these businesses reduced net sales and increased segment profit in 2002 compared with 2001 by approximately $500 and $31 million, respectively.

Asbestos Related Litigation Charges, Net of Insurance

(Dollars in Millions)	**2003**	2002	2001
Asbestos related litigation charges, net of insurance	**$ —**	$1,548	$159

Asbestos related litigation charges, net of insurance related mainly to costs associated with asbestos claims related to NARCO. See Asbestos Matters in Note 21 of Notes to Financial Statements for further discussion.

Business Impairment Charges

(Dollars in Millions)	**2003**	2002	2001
Business impairment charges	**$ —**	$ 877	$145

Business impairment charges related principally to the write-down of property, plant and equipment in businesses in our Specialty Materials reportable segment and in our Friction Materials business. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details.

Equity in (Income) Loss of Affiliated Companies

(Dollars in Millions)	**2003**	2002	2001
Equity in (income) loss of affiliated companies	**$(38)**	$ (42)	$193

Equity income decreased by $4 million in 2003 compared with 2002 due to a charge of $2 million in 2003 related to the sale of a Specialty Materials' equity investee's investment. Also, 2002 included income of $15 million resulting from exiting joint ventures in our Aerospace and Transportation Systems reportable segments partially offset by a charge of $13 million for severance actions by our UOP joint venture. Equity income increased by $235 million in 2002 compared with 2001 mainly due to a $187 million decrease in repositioning and other charges. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details. This increase also resulted from an improvement in earnings of $23 million from joint ventures in our Specialty Materials and Automation and Control Solutions reportable segments and from income of $15 million resulting from exiting joint ventures in our Aerospace and Transportation Systems reportable segments.

Other (Income) Expense

(Dollars in Millions)	**2003**	2002	2001
Other (income) expense	**$ 19**	$ (4)	$ (17)

Other expense increased by $23 million in 2003 compared with 2002 due mainly to an increase of $65 million in foreign exchange losses resulting from weakness in the U.S. dollar mainly against the EURO partially offset by a gain of $20 million related to a settlement of a patent infringement lawsuit and an increase of $19 million in interest income from higher cash balances. Other income decreased by $13 million in 2002 compared with 2001 due to an increase in foreign exchange losses of $47 million and an increase in other charges of $9 million, largely offset by income of $15 million from a partial settlement of a patent infringement lawsuit with an automotive supplier, lower minority interests of $16 million and higher interest income of $13 million. The increase of $9 million in other charges resulted from charges of $15 million in 2002 related to an other than temporary decline in value of cost basis equity investments versus a $6 million loss in 2001 related to the early redemption of our $200 million 5 3/4% dealer remarketable securities.

Interest and Other Financial Charges

(Dollars in Millions)	**2003**	2002	2001
Interest and other financial charges	**$335**	$ 344	$ 405
% change compared with prior year	**(3)%**	(15)%	(16)%

Interest and other financial charges decreased by 3 percent in 2003 compared with 2002 due mainly to lower average interest rates. Interest and other financial charges decreased by 15 percent in 2002 compared with 2001 due mainly to lower average interest rates and lower average debt outstanding.

Tax Expense (Benefit)

(Dollars in Millions)	**2003**	2002	2001
Tax expense (benefit)	**$296**	$ (725)	$ (323)
Effective tax (benefit) rate	**18.0%**	(76.7)%	(76.6)%

The effective tax rate (benefit) in 2003, 2002 and 2001 was different than the statutory rate of 35 percent due in part to tax benefits from export sales, favorable tax audit settlements and foreign tax planning strategies. The effective tax rate in 2003 also includes tax benefits expected to be realized as a result of the redesignation of our Friction Materials business from held for sale to held and used resulting from the termination of discussions with Federal-Mogul Corp. The effective (benefit) rate in 2002 included the tax benefit resulting from a higher deductible tax basis than book basis related to sales of our

Advanced Circuits, PFC and Consumer Products businesses. The impact of tax benefits from export sales, U.S. tax credits and favorable audit settlements had a more favorable impact on our effective (benefit) rates in 2002 and 2001 principally due to the relative amount of these benefits in comparison to the amount of our pretax losses in 2002 and 2001. See Note 7 of Notes to Financial Statements for further information on taxes including a detailed effective tax rate reconciliation.

In 2003, we derived tax benefits of $60 million from an exclusion provided under U.S. income tax laws with respect to certain extraterritorial income (ETI) attributable to receipts from U.S. exports. In January 2002, the World Trade Organization (WTO) held that the ETI regime, like its predecessor, the Foreign Sales Corporation, constituted a prohibited export subsidy under the relevant trade agreements and has stated that sanctions would be imposed if the law is not repealed or appropriately changed. If ETI is repealed, it is unlikely that we would be able to realize an equivalent tax benefit under current legislative proposals. Nonetheless, we believe that the impact of final legislation will not have a material effect on our consolidated results of operations, operating cash flows or financial position.

Net Income (Loss)

(Dollars in Millions, Except Per Share Amounts)	2003	2002	2001
Net income (loss)	**$1,324**	$ (220)	$ (99)
Earnings (loss) per share of common stock—assuming dilution	**$ 1.54**	$(0.27)	$(0.12)

The increase of $1.81 per share in 2003 compared with 2002 mainly relates to a decrease in repositioning, litigation, business impairment and other charges partially offset by the impact of higher pension expense and lower sales of higher-margin products and services, principally in our Aerospace and Automation and Control Solutions reportable segments. The increase of $0.15 loss per share in 2002 compared with 2001 resulted mainly from an increase in repositioning, litigation, business impairment and other charges, lower pension income and a decrease in sales of higher-margin Aerospace products and services partially offset by the exclusion of amortization of goodwill and indefinite-lived intangible assets in 2002. Such amortization expense is excluded from the 2002 results, in conformity with SFAS No. 142. Repositioning, litigation, business impairment and other charges in 2003, 2002 and 2001 are discussed in detail in this MD&A.

Review of Business Segments

(Dollars in Millions)	2003	2002	2001
NET SALES			
Aerospace	**$ 8,813**	$ 8,855	$ 9,653
Automation and Control Solutions	**7,464**	6,978	7,185
Specialty Materials	**3,169**	3,205	3,313
Transportation Systems	**3,650**	3,184	3,457
Corporate	**7**	52	44
	$23,103	$22,274	$23,652
SEGMENT PROFIT			
Aerospace	**$ 1,221**	$ 1,308	$ 1,599
Automation and Control Solutions	**843**	860	774
Specialty Materials	**136**	90	56
Transportation Systems	**461**	393	307
Corporate	**(142)**	(154)	(153)
	$ 2,519	$ 2,497	$ 2,583

A reconciliation of segment profit to income (loss) before taxes and cumulative effect of accounting change follows:

(Dollars in Millions)	2003	2002	2001
Segment profit [1]	**$ 2,519**	$ 2,497	$ 2,583
Gain (loss) on sale of non-strategic businesses	**38**	(124)	—
Asbestos related litigation charges, net of insurance	**—**	(1,548)	(159)
Business impairment charges	**—**	(877)	(145)
Repositioning and other charges [2]	**(276)**	(606)	(2,285)
Pension and other postretirement benefits (expense) income [2]	**(325)**	11	165
Equity in income (loss) of affiliated companies	**38**	42	(193)
Other income (expense)	**(19)**	4	17
Interest and other financial charges	**(335)**	(344)	(405)
Income (loss) before taxes and cumulative effect of accounting change	**$ 1,640**	$ (945)	$ (422)

[1] Segment profit in 2001 includes pretax amortization of goodwill and indefinite-lived intangible assets of $204 million (Aerospace—$60 million, Automation and Control Solutions—$92 million, Specialty Materials—$32 million and Transportation Systems—$20 million). Such amortization expense is excluded from the 2003 and 2002 results, in conformity with SFAS No. 142.

[2] Amounts included in cost of goods sold and selling, general and administrative expenses.

During 2003, we changed our definition of segment profit to exclude pension and other postretirement benefits (expense) income. See Note 23 of Notes to Financial Statements for further information on our reportable segments and our definition of segment profit.

Aerospace

(Dollars in Millions)	**2003**	2002	2001
Net sales	**$8,813**	$8,855	$9,653
% change compared with prior year	**— %**	(8)%	(3)%
Segment profit	**$1,221**	$1,308	$1,599
% change compared with prior year	**(7)%**	(18)%	(20)%

Aerospace sales by the major market segments follows:

	% of Aerospace Sales			% Change in Sales	
				2003 Versus	2002 Versus
MARKET SEGMENT	**2003**	2002	2001	2002	2001
Commercial:					
Air transport aftermarket	**21%**	20%	22%	(1)%	(13)%
Air transport original equipment	**9**	11	14	(16)	(28)
Regional transport aftermarket	**9**	9	9	(8)	(13)
Regional transport original equipment	**2**	2	4	(15)	(45)
Business and general aviation aftermarket	**8**	8	7	6	7
Business and general aviation original equipment	**6**	8	10	(21)	(27)
Defense and Space:					
Defense and space original equipment	**32**	31	25	4	13
Defense and space aftermarket	**13**	11	9	16	12
Total	**100%**	100%	100%	— %	(8)%

Aerospace sales in 2003 and 2002 were adversely impacted by general weakness in the economy and other factors as follows:

- Air transport aftermarket sales have been adversely impacted in 2003 and 2002 by lower global flying hours and the financial problems being experienced by many of the commercial airlines. This sales decline trend began in 2001 and was exacerbated by the abrupt downturn in the aviation industry following the terrorists attacks on September 11, 2001. While sales of repair and overhaul services have improved in 2003 signaling increased maintenance and outsourcing activity by the major airlines, discretionary spending by airlines for purchases of spare parts for replacements and upgrades continues to be weak.
- Air transport original equipment (OE) sales decreased significantly in both 2003 and 2002 reflecting dramatically lower deliveries by our OE customers (primarily Airbus and Boeing) due to reduced aircraft orders by commercial airlines.
- Defense and space OE and aftermarket sales were strong in both 2003 and 2002 due mainly to increased military activity from increased military replenishment, platform upgrades and growth in precision guidance munitions.
- Regional aftermarket sales were lower in 2003 and 2002 due mainly to lower sales of spare parts to regional airline operators.
- Business and general aviation OE sales were lower in 2003 and 2002 reflecting a decline in projected deliveries of business jet airplanes due to weakness in the demand for fractional interests in aircraft and corporate profitability.
- Business and general aviation aftermarket sales increased in both 2003 and 2002 largely due to higher repair and overhaul activity in the fractional jet market.

Trends which may impact Aerospace operating results in 2004 include:

- Preliminary indications that the financial condition of the airline industry is beginning to stabilize and that there will be moderate improvement in global flying hours.
- The extent to which increased military activity is offset by lower OE sales due to program completions and reductions.
- The magnitude of an expected increase in aircraft orders and deliveries in the air transport, business and general aviation segments.

Aerospace segment profit in 2003 decreased by 7 percent compared with 2002 due mainly to lower sales of commercial original equipment and higher-margin commercial aftermarket spare parts. Aerospace segment profit in 2002 decreased by 18 percent compared with 2001 due mainly to lower sales of higher-margin commercial aftermarket products such as avionics upgrades and spare parts and contract losses. This decrease was partially offset by lower costs primarily from workforce reductions.

Automation and Control Solutions

(Dollars in Millions)	**2003**	2002	2001
Net sales	**$7,464**	$6,978	$7,185
% change compared with prior year	**7 %**	(3)%	(3)%
Segment profit	**$ 843**	$ 860	$ 774
% change compared with prior year	**(2)%**	11%	(15)%

Automation and Control Solutions sales in 2003 increased by 7 percent compared with 2002 due to favorable effects of foreign exchange of 5 percent and acquisitions, net of the disposition of our Consumer Products business, of 4 percent, partially offset by the impact of lower prices and volumes of 1 percent each. Sales increased by 11 percent for our Automation and Control Products business as the favorable effects of foreign exchange and acquisitions, mainly Invensys Sensor Systems (Invensys), more than offset the impact of the disposition of our Consumer Products business and lower volumes. Sales for our Process Solutions business increased by 4 percent due to the favorable effect of foreign exchange partially offset by lower unit volumes. Sales for our Building Solutions business increased by 2 percent as the favorable effect of foreign exchange more than offset lower volumes due to continued softness in the non-residential construction market. Automation and Control Solutions sales in 2002 decreased by 3 percent compared with 2001 due to the impact of lower prices and volumes of 2 and 1 percent, respectively, and net divestitures of 1 percent, mainly our Consumer Products business. This decrease was partially offset by the favorable effect of foreign exchange of 1 percent. Sales declined by 2 percent for our Automation and Control Products business primarily due to the disposition of our Consumer Products business and softness in capital spending partially offset by increased demand for security-related products. Sales for our Process Solutions business declined by 4 percent resulting from ongoing softness in industrial production and capital spending. Sales for our Building Solutions business decreased by 3 percent due primarily to general weakness in the economy.

Trends which may impact Automation and Control Solutions operating results in 2004 include the extent, if any, of recovery in non-residential construction spending and capital spending on process and building automation.

Automation and Controls Solutions segment profit in 2003 decreased by 2 percent compared with 2002 due mainly to the decline in higher-margin energy-retrofit and discretionary spot sales in our Building Solutions business, and increased research and development and investments in sales and marketing capacity, mainly in our Automation and Control Products and Building Solutions businesses, respectively. Segment profit was also adversely impacted by pricing pressures mainly in our Automation and Control Products and Process Solutions businesses. Automation and Control Solutions segment profit in 2002 increased by 11 percent compared with 2001. This increase resulted primarily from the absence of goodwill amortization expense in 2002 and lower costs due to the benefits of repositioning actions, mainly workforce reductions. This increase was partially offset by the impact of lower sales volumes and pricing pressures, mainly in our Automation and Control Products and Building Solutions businesses.

Specialty Materials

(Dollars in Millions)	**2003**	2002	2001
Net sales	**$3,169**	$3,205	$3,313
% change compared with prior year	**(1)%**	(3)%	(18)%
Segment profit	**$ 136**	$ 90	$ 56
% change compared with prior year	**51 %**	61 %	(83)%

Specialty Materials sales in 2003 decreased by 1 percent compared with 2002 due to the impact of the divestitures of our Advanced Circuits, PFC and Engineering Plastics businesses, net of the acquisition of BASF's nylon fiber business, of 6 percent partially offset by the favorable effects of foreign exchange of 3 percent and higher volumes of 2 percent. Higher volumes were principally driven by strong demand for Spectra fiber from the U.S. military, increasing demand for HFCs, a key component of many non-ozone depleting refrigerants and foam blowing agents and increased demand for electronic materials from the semiconductor industry. Volumes were adversely affected by the temporary plant shutdowns in our Fluorocarbons and Nylon System businesses. Specialty Materials sales in 2002 decreased by 3 percent compared with 2001 due to the impact of lower prices of 5 percent and divestitures of 1 percent, mainly our PFC business, partially offset by higher volumes of 2 percent and the favorable effect of foreign exchange of 1 percent. Industrial overcapacity resulted in pricing pressures in several businesses such as Nylon System, Specialty Chemicals, Polyester and Flourines. The adverse impact of pricing in these businesses was somewhat offset by higher demand principally in our Nylon System and Electronic Materials businesses. In addition, weakness in the telecommunication industry drove a substantial decline in sales in our Advanced Circuits business which we sold in the fourth quarter of 2002.

Trends which may impact Specialty Materials operating results in 2004 include:

- Continued excess global capacity in the production of polyester and nylon.
- Key raw material costs (natural gas and benzene) remaining at historically high levels.

Specialty Materials segment profit in 2003 increased by 51 percent compared with 2002 due mainly to the impact of the prior year write-down of property, plant and equipment in several businesses, the benefits of cost actions including synergies from the nylon transaction, divestitures of non-strategic businesses and higher sales volumes. This increase was partially offset by higher raw material costs (mainly natural gas and benzene) and the impact of the temporary plant shutdowns in our Fluorocarbons and Nylon System businesses. Specialty Materials segment profit in 2002 increased by 61 percent compared with 2001 due mainly to the absence of goodwill amortization expense in 2002 and the impact of higher volumes in our Electronic Materials and Nylon System businesses, lower raw material costs, and lower costs resulting from plant shutdowns and workforce reductions. This increase was partially offset by the negative impact of pricing pressures in many of our markets and by start-up costs for our new Fluorines plant.

Transportation Systems

(Dollars in Millions)	**2003**	2002	2001
Net sales	**$3,650**	$3,184	$3,457
% change compared with prior year	**15%**	(8)%	(2)%
Segment profit	**$ 461**	$ 393	$ 307
% change compared with prior year	**17%**	28 %	11 %

Transportation Systems sales in 2003 increased by 15 percent compared with 2002 due mainly to the favorable effects of foreign exchange of 9 percent and a favorable sales mix and volume growth of 5 percent. This increase resulted mainly from a 27 percent increase in sales for our Honeywell Turbo Technologies business due to a favorable sales mix and volume growth of 15 percent as worldwide demand for our turbochargers continued to be strong and the favorable effect of foreign exchange of 12 percent. Transportation Systems sales in 2002 decreased by 8 percent compared with 2001 due to the disposition of our BCVS business of 12 percent partially offset by higher volumes of 3 percent and the favorable effect of foreign exchange of 2 percent. Sales for our Honeywell Turbo Technologies business increased by 6 percent due to higher build rates for medium and heavy-duty vehicles in Asia and North America. Sales for our Consumer Products Group and Friction Materials businesses also both increased by 2 percent due mainly to favorable foreign exchange.

Trends which may impact Transportation Systems operating results in 2004 include:

- Rate of increase in global diesel and gasoline turbocharger OEM demand arising from continued penetration of diesel passenger cars into the European market, and North America truck shipments.
- The adoption of regulations aimed at reducing emissions.

Transportation Systems segment profit in 2003 increased by 17 percent compared with 2002 as the effect of higher sales in our Honeywell Turbo Technologies business was partially offset by higher new product development and introduction and facility relocations expenses, and lower aftermarket sales at our Friction Materials business. Transportation Systems segment profit in 2002 increased by 28 percent compared with 2001 due mainly to higher sales and the effects of cost-structure improvements, mainly workforce reductions and low-cost sourcing, in all of the segment's businesses. The shutdown of our Turbogenerator product line in 2001 also contributed to higher segment profit. This increase was partially offset by the absence of segment profit from our BCVS business which was sold in the first quarter of 2002.

Repositioning, Litigation, Business Impairment and Other Charges

A summary of repositioning, litigation, business impairment and other charges follows:

(Dollars in Millions)	**2003**	2002	2001
Severance	**$ 69**	$ 270	$ 727
Asset impairments	**6**	121	194
Exit costs	**7**	62	95
Reserve adjustments	**(69)**	(76)	(119)
Total net repositioning charge	**13**	377	897
Asbestos related litigation charges, net of insurance	**—**	1,548	159
Litton litigation settlement	**—**	—	440
Other probable and reasonably estimable legal and environmental liabilities	**261**	30	249
Business impairment charges	**—**	877	145
Customer claims and settlements of contract liabilities	**—**	152	310
Write-offs of receivables, inventories and other assets	**2**	60	335
Investment impairment charges	**2**	15	112
Aerospace jet engine contract cancellation	**—**	—	100
General Electric merger expenses	**—**	—	42
Debt extinguishment loss	**—**	—	6
Total net repositioning, litigation, business impairment and other charges	**$278**	$3,059	$2,795

The following table summarizes the pretax distribution of total net repositioning, litigation, business impairment and other charges by income statement classification:

(Dollars in Millions)	**2003**	2002	2001
Cost of goods sold	**$272**	$ 561	$2,134
Selling, general and administrative expenses	**4**	45	151
Asbestos related litigation charges, net of insurance	**—**	1,548	159
Business impairment charges	**—**	877	145
Equity in (income) loss of affiliated companies	**2**	13	200
Other (income) expense	**—**	15	6
	$278	$3,059	$2,795

In 2003, we recognized a repositioning charge of $82 million mainly for severance costs related to workforce reductions of 1,501 manufacturing and administrative positions across all of our reportable segments. Also, $69 million of previously established accruals, mainly for severance, were returned to income in 2003, due to fewer employee separations than originally anticipated associated with certain 2002 repositioning actions, resulting in reduced severance liabilities in our Automation and Control Solutions, Aerospace and Specialty Materials reportable segments.

In 2002, we recognized a repositioning charge of $453 million for workforce reductions across all of our reportable segments and our UOP process technology joint venture. The charge also related to costs for the planned shutdown and consolidation of manufacturing plants in our Specialty Materials and Automation and Control Solutions reportable segments. Severance costs related to announced workforce reductions of approximately 8,100 manufacturing and administrative positions, which are substantially complete. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Exit costs related principally to incremental costs to exit facilities, including lease termination losses negotiated or subject to reasonable estimation related mainly to closed facilities in our Automation and Control Solutions and Specialty Materials reportable segments. Also, $76 million of previously established severance accruals were returned to income in 2002, due to fewer employee separations than originally anticipated and higher than expected voluntary employee attrition resulting in reduced severance liabilities in our Aerospace, Automation and Control Solutions and Specialty Materials reportable segments.

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments, which are complete. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation Systems businesses, including the shutdown of our Turbogenerator product line. Other exit costs consisted of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

Our 2003 repositioning actions are expected to generate incremental pretax savings of approximately $70 million in 2004 compared with 2003 principally from planned workforce reductions. Cash expenditures for severance and other exit costs necessary to execute our repositioning actions were $200, $447 and $422 million in 2003, 2002 and 2001, respectively. Such expenditures for severance and other exit costs have been funded principally through operating cash flows. Cash expenditures for severance and other exit costs necessary to execute the remaining actions will approximate $200 million in 2004 and will be funded principally through operating cash flows.

In 2003, we recognized other charges for probable and reasonably estimable legal and environmental liabilities of $261 million. This includes $235 million for environmental liabilities mainly related to the matter entitled *Interfaith Community Organization, et al. v. Honeywell International Inc., et al.* and for environmental conditions in and around Onondaga Lake in Syracuse, New York, both as discussed in Note 21 of Notes to Financial Statements. We also recognized a charge of $4 million in our Specialty Materials reportable segment including a loss on sale of an investment owned by an equity investee.

In 2002, we recognized business impairment charges of $877 million related to businesses in our Specialty Materials and Automation and Control Solutions reportable segments, as well as our Friction Materials business. Based on current operating losses and deteriorating economic conditions in certain chemical and telecommunications end-markets, we performed impairment tests and recognized impairment charges of $785 million in 2002 principally related to the write-down of property, plant and equipment held and used in our Nylon System, Performance Fibers and Metglas Specialty Materials businesses, as well as an Automation and Control Solutions communication business. We also recognized impairment charges of $92 million related principally to the write-down of property, plant and equipment of our Friction Materials business, which was classified as assets held for disposal in Other Current Assets as of December 31, 2002 (a plan of disposal of Friction Materials was adopted in 2001; in January 2003, we entered into a letter of intent to sell this business to Federal-Mogul Corp. We formally ended negotiations to sell our Friction Materials business to Federal-Mogul Corp. and reclassified the business from held for sale to held and used as of December 31, 2003—see Note 21 of Notes to Financial Statements for further discussion). In 2002, we recognized asbestos related litigation charges of $1,548 million principally related to costs associated with the potential resolution of asbestos claims of NARCO (see Note 21 of Notes to Financial Statements for further discussion). In 2002, we also recognized other charges consisting of customer claims and settlements of contract liabilities of $152 million and write-offs of receivables, inventories and other assets of $60 million. These other charges related mainly to our Advanced Circuits business, bankruptcy of a customer in our Aerospace reportable segment, and customer claims in our Aerospace and Automation and Control Solutions reportable segments. Additionally, we recognized other charges consisting of other probable and reasonably estimable environmental liabilities of $30 million and write-offs related to an other than temporary decline in the value of certain equity investments of $15 million.

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million, other probable and reasonably estimable legal and environmental liabilities of $249 million (see Note 21 of Notes to

Financial Statements for further discussion), asbestos related litigation charges of $159 million (see Note 21 of Notes to Financial Statements for further discussion), customer claims and settlements of contract liabilities of $310 million and write-offs of receivables, inventories and other assets of $335 million. Our Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an equity investment and an equity investee's loss contract, and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with General Electric and redeemed our $200 million 5¾% dealer remarketable securities due 2011, resulting in a loss of $6 million.

The following tables provide details of the pretax impact of total net repositioning, litigation, business impairment and other charges by reportable segment.

Aerospace

(Dollars in Millions)	**2003**	2002	2001
Net repositioning charge	**$ 10**	$ 15	$198
Litton litigation settlement	**—**	—	440
Other probable and reasonably estimable legal and environmental liabilities	**—**	—	2
Customer claims and settlements of contract liabilities	**—**	99	111
Write-offs of receivables, inventories and other assets	**—**	21	44
Investment impairment charges	**—**	11	—
Aerospace jet engine contract cancellation	**—**	—	100
	$ 10	$146	$895

Automation and Control Solutions

(Dollars in Millions)	**2003**	2002	2001
Net repositioning charge	**$ (22)**	$131	$289
Other probable and reasonably estimable legal and environmental liabilities	**—**	—	53
Business impairment charges	**—**	22	—
Customer claims and settlements of contract liabilities	**—**	42	114
Write-offs of receivables, inventories and other assets	**—**	17	236
Investment impairment charges	**—**	—	93
	$ (22)	$212	$785

Specialty Materials

(Dollars in Millions)	**2003**	2002	2001
Net repositioning charge	**$ 16**	$ 167	$ 172
Other probable and reasonably estimable legal and environmental liabilities	**—**	23	—
Business impairment charges	**—**	763	—
Customer claims and settlements of contract liabilities	**—**	11	29
Write-offs of receivables, inventories and other assets	**2**	12	22
Investment impairment charges	**2**	—	19
	$ 20	$ 976	$ 242

Transportation Systems

(Dollars in Millions)	**2003**	2002	2001
Net repositioning charge	**$ 5**	$ 26	$ 133
Asbestos related litigation charges, net of insurance	**—**	167	—
Other probable and reasonably estimable legal and environmental liabilities	**11**	—	2
Business impairment charges	**—**	92	145
Customer claims and settlements of contract liabilities	**—**	—	56
Write-offs of receivables, inventories and other assets	**—**	10	31
	$ 16	$ 295	$ 367

Corporate

(Dollars in Millions)	**2003**	2002	2001
Net repositioning charge	**$ 4**	$ 38	$ 105
Asbestos related litigation charges, net of insurance	**—**	1,381	159
Other probable and reasonably estimable legal and environmental liabilities	**250**	7	192
Write-offs of receivables, inventories and other assets	**—**	—	2
Investment impairment charges	**—**	4	—
Debt extinguishment loss	**—**	—	6
General Electric merger expenses	**—**	—	42
	$ 254	$1,430	$ 506

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Summary

Our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, are summarized as follows:

(Dollars in Millions)	**2003**	2002	2001
Cash provided by (used for):			
Operating activities	**$2,199**	$2,380	$1,996
Investing activities	**(680)**	(870)	(906)
Financing activities	**(895)**	(932)	(884)
Effect of exchange rate changes on cash	**305**	50	(9)
Net increase in cash and cash equivalents	**$ 929**	$ 628	$ 197

Cash provided by operating activities decreased by $181 million during 2003 compared with 2002 mainly due to a $540 million increase in voluntary U.S. pension contributions as well as a reduced improvement in working capital (receivables, inventories and accounts payable) turnover due primarily to a weakening of the U.S. dollar versus the Euro and Canadian dollar throughout 2003. This decrease was partially offset by reduced severance and exit costs payments of $247 million, lower litigation payments of $222 million, as well as insurance receipts in excess of asbestos liability payments of $107 million during 2003. Cash provided by operating activities increased by $384 million during 2002 compared with 2001 mainly due to an improvement in working capital turnover and lower tax payments. This increase was partially offset by a voluntary U.S. pension contribution of $130 million and higher spending for repositioning actions, mainly severance.

Cash used for investing activities decreased by $190 million during 2003 compared with 2002 due mainly to reduced spending of $321 million for acquisitions, principally reflecting the acquisition of Invensys in October 2002. This decrease was partially offset by reduced proceeds from sales of investments of $91 million related to the disposition of a cost investment in our Automation and Controls Solutions reportable segment in 2002, and reduced proceeds from sales of businesses of $46 million. Proceeds from business sales in 2003 resulted from the sale of certain non-core Specialty Materials (Engineering Plastics, Rudolstadt and Metglas) and Aerospace (Honeywell Aerospace Defense Services) businesses. Cash used for investing activities decreased by $36 million during 2002 compared with 2001 due to higher proceeds from sales of businesses of $139 million and lower capital spending of $205 million. During 2002, we realized proceeds from the sales of our BCVS, PFC and Consumer Products businesses. The decrease in capital spending reflected the completion in 2002 of a major plant in our Fluorines business and our intention to limit capital spending at non-strategic businesses. This decrease in cash used for investing activities also reflects the proceeds of $91 million from the disposition of a cost investment in our Automation and Control Solutions reportable segment. This decrease in cash used for investing activities was partially offset by an increase in spending for acquisitions of $398 million, principally reflecting the acquisition of Invensys.

Cash used for financing activities decreased by $37 million during 2003 compared with 2002 mainly due to lower net debt repayments in 2003, partially offset by cash used to repurchase shares in the fourth quarter of 2003. Total debt of $5,160 million at December 31, 2003 was $71 million, or 1 percent higher than at December 31, 2002 principally reflecting the assumption of $267 million of debt associated with the purchase of assets under operating leases partially offset by lower short-term borrowings. Cash used for financing activities increased by $48 million during 2002 compared with 2001 mainly due to a decrease in proceeds from issuance of common stock upon stock option exercises. Total debt of $5,089 million at December 31, 2002 was $181 million, or 3 percent lower than at December 31, 2001 principally reflecting scheduled repayments of long-term debt.

At December 31, 2003 we had approximately $2.6 billion of cash and cash equivalents held by non U.S. subsidiaries mainly in local currencies (principally the Euro, British pound and Canadian dollar). The $305 million increase in cash and cash equivalents due to exchange rate changes principally resulted from a weakening of the U.S. dollar mainly against the Euro and Canadian dollar throughout 2003. We manage our worldwide cash requirements considering available cash balances and the most cost effective method to access those cash balances. The repatriation of cash balances from some non U.S. subsidiaries to the U.S. could have adverse U.S. tax consequences; however, substantially all cash balances held by non U.S. subsidiaries are available without legal restrictions to fund business operations.

Liquidity

We manage our businesses to maximize operating cash flows as the primary source of our liquidity. Operating cash flows were $2.2 billion in 2003. We have approximately $6.2 billion in working capital (trade receivables and inventories) and each of our businesses continues to focus on strategies to improve working capital turnover in 2004 to increase operating cash flows. Considering the current economic environment in which each of our businesses operate and our business plans and strategies, including our focus on growth, cost reduction and productivity initiatives, we believe that our operating cash flows will remain our principal source of liquidity. In addition to our operating cash flows and available cash, additional sources of liquidity include committed credit lines, access to the public debt and equity markets using debt and equity securities and commercial paper, as well as our ability to sell trade accounts receivables.

A source of liquidity is our short-term borrowings in the commercial paper market. Our ability to access the commercial paper market and the related cost of these borrowings is affected by the strength of our credit ratings and our $2.3 billion committed bank revolving credit facilities (Revolving Credit Facilities). Our credit ratings are periodically reviewed by the major independent debt-rating agencies. Our current ratings as provided by Moody's Investors Service, Standard & Poor's and Fitch, Inc. are A-2, A and A+, respectively, for long-term debt and P-1, A-1 and F-1, respectively, for short-term debt. Our credit ratings by each of the three major debt-rating agencies reflect a "negative outlook" due principally to the lower operating results for our Aerospace reportable segment due to the depressed market conditions in the commercial air transport industry and our potential exposure to asbestos liabilities. The "negative outlook" ratings have not impaired, nor do we expect it to impair, our access to the commercial paper markets.

We may from time to time issue unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from date of issuance. Borrowings under the commercial paper program are available for general corporate purposes as well as for financing potential acquisitions. There was no commercial paper outstanding at year-end 2003.

We maintain $2.3 billion of Revolving Credit Facilities with a group of banks, arranged by Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., comprised of: (a) a $1.3 billion Five-Year Credit Agreement, with a $300 million letter of credit sub-limit and (b) a $1 billion 364-Day Credit Agreement. The credit agreements are maintained for general corporate purposes, including support for the issuance of commercial paper. The Five-Year Credit Agreement was increased in November 2003 from $1 billion to $1.3 billion with the addition of a $300 million sub-limit for the potential issuance of letters of credit. See Note 15 of Notes to Financial Statements for details of long term debt and description of our Revolving Credit Facilities.

We also have a shelf registration statement filed with the Securities and Exchange Commission which allows us to issue up to $3 billion in debt securities, common stock and preferred stock that may be offered in one or more offerings on terms to be determined at the time of the offering. Net proceeds of any offering would be used for general corporate purposes, including repayment of existing indebtedness, capital expenditures and acquisitions.

We also sell interests in designated pools of trade accounts receivables to third parties. The sold receivables are over-collateralized by $174 million at December 31, 2003 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. New receivables are sold under the agreement as previously sold receivables are collected. The retained interests in the receivables are shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. The sold receivables were $500 million at both December 31, 2003 and 2002.

In addition to our normal operating cash requirements, our principal future cash requirements will be to fund capital expenditures, debt repayments, employee benefit obligations, environmental remediation costs, asbestos claims, severance and exit costs related to repositioning actions, share repurchases and any strategic acquisitions. Our total capital expenditures in 2004 are currently projected at approximately $665 million. These expenditures are primarily intended for maintenance, replacement, production capacity expansion and cost reduction. There are no significant long-term debt repayments scheduled for 2004. Assuming that actual pension plan returns are consistent with our expected rate of return of 9 percent in 2004 and beyond and that interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans for the foreseeable future. We currently expect to repurchase approximately 10 million shares on an annual basis under our share repurchase program initiated in the fourth quarter of 2003. Cash expenditures for severance and other exit costs necessary to execute the remaining repositioning actions will approximate $200 million in 2004. We expect our cash expenditures for asbestos claims in 2004 to be approximately $730 million and insurance recoveries to be approximately $130 million in 2004. See Asbestos Matters in Note 21 of Notes to Financial Statements for further discussion.

We continuously assess the relative strength of each business in our portfolio as to strategic fit, market position, profit and cash flow contribution in order to upgrade our combined portfolio and identify business units that will most benefit from increased investment. We identify acquisition candidates that will further our strategic plan and strengthen our existing core businesses. We also identify business units that do not fit into our long-term strategic plan based on their market position, relative profitability or growth potential. These business units are considered for potential divestiture, restructuring or other repositioning actions subject to regulatory constraints. In 2003, we realized $137 million in cash proceeds from sales of non-strategic businesses.

We believe that our operating cash flows will be sufficient to meet our future cash needs. Our available cash, committed credit lines, access to the public debt and equity markets using debt and equity securities and commercial paper, as well as our ability to sell trade accounts receivables, provide additional sources of short-term and long-term liquidity to fund current operations and future investment opportunities. Based on our current financial position and expected economic performance, we do not believe that our liquidity will be adversely impacted by an inability to access our sources of financing.

Contractual Obligations and Probable Liability Payments

Following is a summary of our significant contractual obligations and probable liability payments at December 31, 2003:

(Dollars in Millions)	Total	2004	2005-2006	2007-2008	Thereafter
	Payments by Period				
Long-term debt, including capitalized leases [1]	**$ 5,008**	**$ 47**	**$1,883**	**$ 758**	**$2,320**
Minimum operating lease payments	**1,042**	**274**	**351**	**209**	**208**
Purchase obligations [2]	**2,644**	**629**	**786**	**288**	**941**
Environmental liability payments	**593**	**90**	**200**	**200**	**103**
Asbestos related liability payments [3]	**3,009**	**730**	**1,110**	**372**	**797**
	12,296	**1,770**	**4,330**	**1,827**	**4,369**
Asbestos insurance recoveries [4]	**(1,447)**	**(130)**	**(310)**	**(91)**	**(916)**
	$10,849	**$1,640**	**$4,020**	**$1,736**	**$3,453**

[1] Assumes all long-term debt is outstanding until scheduled maturity.

[2] Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements.

[3] These amounts are estimates of asbestos related cash payments for NARCO and Bendix. NARCO estimated payments are based on the terms and conditions, including evidentiary requirements, specified in the definitive agreements or agreements in principle and pursuant to Trust Distribution Procedures. Bendix payments are based on our estimate of pending claims. Projecting future events is subject to many uncertainties that could cause asbestos liabilities to be higher or lower than those projected and recorded. There is no assurance that NARCO or Bendix insurance recoveries will be timely, that a NARCO plan of reorganization will be proposed or confirmed, or whether there will be any NARCO related asbestos claims beyond 2018. See Asbestos Matters in Note 21 of Notes to Financial Statements.

[4] These amounts represent probable insurance recoveries through 2018. See Asbestos Matters in Note 21 of Notes to Financial Statements.

The table excludes our pension and other postretirement benefits (OPEB) obligations. We made voluntary contributions of $670 and $830 million ($700 million in Honeywell common stock and $130 million in cash) to our U.S. pension plans in 2003 and 2002, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. Assuming that actual plan asset returns are consistent with our expected plan return of 9 percent in 2004 and beyond, and that interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans for the foreseeable future. Payments due under our OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under our plans. We expect our OPEB payments to approximate $210 million in 2004. See Note 22 of Notes to Financial Statements for further discussion of our pension and OPEB plans.

Off-Balance Sheet Arrangements

Following is a summary of our off-balance sheet arrangements:

Guarantees

We have issued or are a party to the following direct and indirect guarantees at December 31, 2003:

(Dollars in Millions)	Maximum Potential Future Payments
Operating lease residual values	**$ 73**
Other third parties' financing	**5**
Unconsolidated affiliates' financing	**38**
Customer and vendor financing	**24**
	$140

We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

Retained Interests in Factored Pools of Trade Accounts Receivables

As a source of liquidity, we sell interests in designated pools of trade accounts receivables to third parties. The sold receivables ($500 million at December 31, 2003) are over-collateralized and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. The over-collateralization provides credit support to the purchasers of the receivable interest by limiting their losses in the event that a portion of the receivables sold becomes uncollectible. At December 31, 2003, our retained subordinated and undivided interests at risk were $174 and $321 million, respectively. Based on the underlying credit quality of the receivables placed into the designated pools of receivables being sold, we do not expect that any losses related to our retained interests at risk will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Environmental Matters

We are subject to various federal, state and local government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually at our owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy (see Note 1 of Notes to Financial Statements) to record appropriate liabilities for environmental matters when environmental assessments are made or remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. With respect to site contamination, the timing of these accruals is generally no later than the completion of feasibility studies. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

Remedial response and voluntary cleanup expenditures were $77, $81 and $82 million in 2003, 2002, and 2001, respectively, and are currently estimated to be approximately $90 million in 2004. We expect to fund such expenditures from operating cash flow.

Remedial response and voluntary cleanup costs charged against pretax earnings were $235, $60 and $152 million in 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, the recorded liability for environmental matters was $593 and $435 million, respectively. In addition, in 2003 and 2002 we incurred operating costs for ongoing businesses of approximately $80 and $75 million, respectively, relating to compliance with environmental regulations.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations or operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that environmental matters will have a material adverse effect on our consolidated financial position.

See Note 3 of Notes to Financial Statements for a discussion of our legal and environmental charges and Note 21 of Notes to Financial Statements for a discussion of our commitments and contingencies, including those related to environmental matters and toxic tort litigation.

Financial Instruments

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments. A summary of our accounting policies for derivative financial instruments is included in Note 1 of Notes to Financial Statements.

We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of cash flows in non-functional currencies. We attempt to have all transaction exposures hedged with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the Euro, the British pound, the Canadian dollar, and the U.S. dollar.

Our exposure to market risk from changes in interest rates relates primarily to our debt obligations. As described in Notes 15 and 17 of Notes to Financial Statements, we issue both fixed and variable rate debt and use interest rate swaps to manage our exposure to interest rate movements and reduce overall borrowing costs.

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities.

The following table illustrates the potential change in fair value for interest rate sensitive instruments based on a hypothetical immediate one-percentage-point increase in interest rates across all maturities, the potential change in fair value for foreign exchange rate sensitive instruments based on a 10 percent increase in U.S. dollar per local currency exchange rates across all maturities, and the potential change in fair value of contracts hedging commodity purchases based on a 20 percent decrease in the price of the underlying commodity across all maturities at December 31, 2003 and 2002.

(Dollars in Millions)	Face or Notional Amount	Carrying Value [1]	Fair Value [1]	Estimated Increase (Decrease) In Fair Value
DECEMBER 31, 2003				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities) [2]	**$(4,945)**	**$(4,992)**	**$(5,508)**	**$ (148)**
Interest rate swap agreements	**1,189**	**67**	**67**	**(26)**
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts [3]	**641**	**1**	**1**	**(32)**
Commodity Price Sensitive Instruments				
Forward commodity contracts [4]	**—**	**18**	**18**	**(13)**
DECEMBER 31, 2002				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities) [2]	$(4,764)	$(4,812)	$(5,261)	$(247)
Interest rate swap agreements	1,132	76	76	(40)
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts [3]	1,203	(8)	(8)	(36)
Commodity Price Sensitive Instruments				
Forward commodity contracts [4]	—	5	5	(10)

[1] Asset or (liability).

[2] Excludes capitalized leases.

[3] Changes in the fair value of foreign currency exchange contracts are offset by changes in the fair value or cash flows of underlying hedged foreign currency transactions.

[4] Changes in the fair value of forward commodity contracts are offset by changes in the cash flows of underlying hedged commodity transactions.

The above discussion of our procedures to monitor market risk and the estimated changes in fair value resulting from our sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. The methods used by us to assess and mitigate risk discussed above should not be considered projections of future events.

OTHER MATTERS

Litigation

See Note 21 of Notes to Financial Statements for a discussion of environmental, asbestos and other litigation matters.

Sales to the U.S. Government

Sales to the U.S. Government, acting through its various departments and agencies and through prime contractors, amounted to $2,595, $2,277 and $2,491 million in 2003, 2002 and 2001, respectively. This included sales to the Department of Defense (DoD), as a prime contractor and subcontractor, of $2,269, $1,833 and $1,631 million in 2003, 2002 and 2001, respectively. Sales to the DoD accounted for 9.8, 8.2 and 6.9 percent of our total sales in 2003, 2002 and 2001, respectively. U.S. defense spending increased in 2003 and is also expected to increase in 2004.

Backlog

Our total backlog at year-end 2003 and 2002 was $7,191 and $7,332 million, respectively. We anticipate that approximately $5,573 million of the 2003 backlog will be filled in 2004. We believe that backlog is not necessarily a reliable indicator of our future sales because a substantial portion of the orders constituting this backlog may be canceled at the customer's option.

Inflation

Highly competitive market conditions have minimized inflation's impact on the selling prices of our products and the costs of our purchased materials. Except for the costs of certain raw materials in our Specialty Materials reportable segment (See Business Overview section of this MD&A for further discussion), cost increases for materials and labor have generally been low, and productivity enhancement programs, including repositioning actions and Six Sigma initiatives, have largely offset any impact.

Recent Accounting Pronouncements

See Note 1 of Notes to Financial Statements for a discussion of recent accounting pronouncements.

(Dollars in Millions, Except Per Share Amounts)	Years Ended December 31, 2003	2002	2001
Net sales	**$23,103**	$22,274	$23,652
Costs, expenses and other			
Cost of goods sold	**18,235**	17,615	20,125
Selling, general and administrative expenses	**2,950**	2,757	3,064
(Gain) loss on sale of non-strategic businesses	**(38)**	124	—
Asbestos related litigation charges, net of insurance	**—**	1,548	159
Business impairment charges	**—**	877	145
Equity in (income) loss of affiliated companies	**(38)**	(42)	193
Other (income) expense	**19**	(4)	(17)
Interest and other financial charges	**335**	344	405
	21,463	23,219	24,074
Income (loss) before taxes and cumulative effect of accounting change	**1,640**	(945)	(422)
Tax expense (benefit)	**296**	(725)	(323)
Income (loss) before cumulative effect of accounting change	**1,344**	(220)	(99)
Cumulative effect of accounting change	**(20)**	—	—
Net income (loss)	**$ 1,324**	$ (220)	$ (99)
Earnings (loss) per share of common stock—basic:			
Income (loss) before cumulative effect of accounting change	**$ 1.56**	$ (0.27)	$ (0.12)
Cumulative effect of accounting change	**(.02)**	—	—
Net income (loss)	**$ 1.54**	$ (0.27)	$ (0.12)
Earnings (loss) per share of common stock—assuming dilution:			
Income (loss) before cumulative effect of accounting change	**$ 1.56**	$ (0.27)	$ (0.12)
Cumulative effect of accounting change	**(.02)**	—	—
Net income (loss)	**$ 1.54**	$ (0.27)	$ (0.12)

The Notes to Financial Statements are an integral part of this statement.

(Dollars in Millions)	December 31, 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 2,950**	$ 2,021
Accounts, notes and other receivables	**3,643**	3,264
Inventories	**2,939**	2,953
Deferred income taxes	**1,526**	1,301
Other current assets	**465**	661
Total current assets	**11,523**	10,200
Investments and long-term receivables	**569**	624
Property, plant and equipment—net	**4,295**	4,055
Goodwill	**5,789**	5,698
Other intangible assets—net	**1,098**	1,074
Insurance recoveries for asbestos related liabilities	**1,317**	1,636
Deferred income taxes	**342**	967
Prepaid pension benefit cost	**3,173**	2,242
Other assets	**1,238**	1,069
Total assets	**$29,344**	$27,565
LIABILITIES		
Current liabilities:		
Accounts payable	**$ 2,240**	$ 1,912
Short-term borrowings	**152**	60
Commercial paper	**—**	201
Current maturities of long-term debt	**47**	109
Accrued liabilities	**4,344**	4,403
Total current liabilities	**6,783**	6,685
Long-term debt	**4,961**	4,719
Deferred income taxes	**316**	186
Postretirement benefit obligations other than pensions	**1,683**	1,684
Asbestos related liabilities	**2,279**	2,700
Other liabilities	**2,593**	2,666
CONTINGENCIES		
SHAREOWNERS' EQUITY		
Capital—common stock—Authorized 2,000,000,000 shares (par value $1 per share):		
—issued 957,599,900 shares	**958**	958
—additional paid-in capital	**3,486**	3,409
Common stock held in treasury, at cost:		
2003—95,269,642 shares; 2002—103,106,750 shares	**(3,655)**	(3,783)
Accumulated other nonowner changes	**(189)**	(1,109)
Retained earnings	**10,129**	9,450
Total shareowners' equity	**10,729**	8,925
Total liabilities and shareowners' equity	**$29,344**	$27,565

The Notes to Financial Statements are an integral part of this statement.

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$1,324**	$ (220)	$ (99)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of accounting change	**20**	—	—
(Gain) loss on sale of non-strategic businesses	**(38)**	124	—
Repositioning and other charges	**278**	634	2,491
Severance and exit cost payments	**(200)**	(447)	(422)
Environmental and non-asbestos litigation payments	**(91)**	(313)	(380)
Business impairment charges	**—**	877	145
Asbestos related litigation charges, net of insurance	**—**	1,548	159
Asbestos related liability payments	**(557)**	(135)	(176)
Insurance receipts for asbestos related liabilities	**664**	76	50
Depreciation	**595**	671	724
Goodwill and indefinite-lived intangible asset amortization	**—**	—	204
Undistributed earnings of equity affiliates	**(38)**	(55)	(1)
Deferred income taxes	**344**	(775)	(447)
Net taxes paid on sales of businesses	**—**	—	(42)
Pension and other postretirement benefits expense (income)	**325**	(11)	(165)
Pension contributions—U.S. plans	**(670)**	(130)	—
Other postretirement benefit payments	**(203)**	(199)	(169)
Other	**50**	(74)	(233)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts, notes and other receivables	**(236)**	105	601
Inventories	**118**	333	168
Other current assets	**(20)**	51	51
Accounts payable	**240**	63	(400)
Accrued liabilities	**294**	257	(63)
Net cash provided by operating activities	**2,199**	2,380	1,996
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditures for property, plant and equipment	**(655)**	(671)	(876)
Proceeds from disposals of property, plant and equipment	**37**	41	46
Decrease in investments	**—**	91	—
Cash paid for acquisitions	**(199)**	(520)	(122)
Proceeds from sales of businesses	**137**	183	44
Decrease in short-term investments	**—**	6	2
Net cash (used for) investing activities	**(680)**	(870)	(906)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (decrease) increase in commercial paper	**(201)**	198	(1,189)
Net increase (decrease) in short-term borrowings	**81**	(96)	18
Proceeds from issuance of common stock	**54**	41	79
Proceeds from issuance of long-term debt	**—**	6	1,237
Payments of long-term debt	**(147)**	(428)	(390)
Repurchases of common stock	**(37)**	—	(30)
Cash dividends on common stock	**(645)**	(614)	(609)
Other	**—**	(39)	—
Net cash (used for) financing activities	**(895)**	(932)	(884)
Effect of foreign exchange rate changes on cash and cash equivalents	**305**	50	(9)
Net increase in cash and cash equivalents	**929**	628	197
Cash and cash equivalents at beginning of year	**2,021**	1,393	1,196
Cash and cash equivalents at end of year	**$2,950**	$2,021	$1,393

The Notes to Financial Statements are an integral part of this statement.

(In Millions, Except Per Share Amounts)	Common Stock Issued Shares	Common Stock Issued Amount	Additional Paid-in Capital	Common Stock Held in Treasury Shares	Common Stock Held in Treasury Amount	Accumulated Other Nonowner Changes	Retained Earnings	Total Shareowners' Equity
Balance at December 31, 2000	957.6	$958	$2,782	(150.3)	$(4,296)	$(729)	$10,992	$9,707
Net loss							(99)	(99)
Foreign exchange translation adjustments						(51)		(51)
Minimum pension liability adjustment						(47)		(47)
Unrealized holding loss on marketable securities						(3)		(3)
Change in fair value of effective cash flow hedges						(5)		(5)
Nonowner changes in shareowners' equity								(205)
Common stock issued for employee savings and option plans (including related tax benefits of $38)			225	8.1	71			296
Repurchases of common stock				(0.8)	(30)			(30)
Cash dividends on common stock ($.75 per share)							(609)	(609)
Other owner changes			8	0.4	3			11
Balance at December 31, 2001	957.6	958	3,015	(142.6)	(4,252)	(835)	10,284	9,170
Net loss							(220)	(220)
Foreign exchange translation adjustments						310		310
Minimum pension liability adjustment						(606)		(606)
Change in fair value of effective cash flow hedges						22		22
Nonowner changes in shareowners' equity								(494)
Common stock issued for employee savings and option plans (including related tax expense of $28)			138	7.7	54			192
Common stock contributed to pension plans			286	31.5	414			700
Cash dividends on common stock ($.75 per share)							(614)	(614)
Other owner changes			(30)	.3	1			(29)
Balance at December 31, 2002	957.6	958	3,409	(103.1)	(3,783)	(1,109)	9,450	8,925
Net income							**1,324**	**1,324**
Foreign exchange translation adjustments						**551**		**551**
Minimum pension liability adjustment						**369**		**369**
Change in fair value of effective cash flow hedges						**—**		**—**
Nonowner changes in shareowners' equity								**2,244**
Common stock issued for employee savings and option plans (including related tax benefits of $19)			**75**	**9.3**	**182**			**257**
Repurchases of common stock				**(1.9)**	**(62)**			**(62)**
Cash dividends on common stock ($.75 per share)							**(645)**	**(645)**
Other owner changes			**2**	**.4**	**8**			**10**
BALANCE AT DECEMBER 31, 2003	**957.6**	**$958**	**$3,486**	**(95.3)**	**$(3,655)**	**$(189)**	**$10,129**	**$10,729**

The Notes to Financial Statements are an integral part of this statement.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Honeywell International Inc. is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive products, specialty chemicals, fibers, and electronic and advanced materials. The following is a description of the significant accounting policies of Honeywell International Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of Honeywell International Inc. and all of its subsidiaries and entities in which a controlling interest is maintained. Our consolidation policy requires the consolidation of entities where a controlling financial interest is obtained as well as consolidation of variable interest entities in which we are designated as the primary beneficiary in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), as amended. See Recent Accounting Pronouncements in this Note for further discussion of FIN 46. All intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity of three months or less.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out or the average cost method and the last-in, first-out (LIFO) method for certain qualifying domestic inventories.

Investments

Investments in affiliates over which we have a significant influence, but not a controlling interest, are accounted for using the equity method of accounting. Other investments are carried at market value, if readily determinable, or cost. All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices and a series of historic and projected operating losses by investees are considered in the review. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new carrying value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired and, prior to January 1, 2002, was amortized on a straight-line basis over appropriate periods up to 40 years. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to income, but instead be replaced with periodic testing for impairment. Intangible assets determined to have definite lives will continue to be amortized over their useful lives. With the adoption of SFAS No. 142, we reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments. Based on that assessment, an amount related to a trademark in our automotive consumer products business was determined to be an indefinite-lived intangible asset because it is expected to generate cash flows indefinitely. There were no other adjustments made to the amortization period or residual values of other intangible assets. We also completed our goodwill impairment testing during the three months ended March 31, 2002 and determined that there was no impairment as of January 1, 2002. This initial impairment assessment was updated as of March 31, 2003 and no impairment was determined. Future impairment tests for our reporting units will be performed annually as of March 31 or when events or changes in circumstances occur. See Note 13 for additional details.

Other Intangible Assets with Determinable Lives

Other intangible assets with determinable lives are amortized on a straight-line basis over the expected period benefited by future cash inflows up to 25 years.

Long-Lived Assets

We periodically evaluate the recoverability of the carrying amount of long-lived assets (including property, plant and equipment, and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We evaluate events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends and, economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. We also continually evaluate the estimated useful lives of all long-lived assets and periodically revise such estimates based on current events.

Sales Recognition

Product and service sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Sales under long-term contracts in the Aerospace and Automation and Control Solutions reportable segments are recorded on a percentage-of-completion method measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues from contracts with multiple element arrangements are recognized as each element is earned based on the relative fair value of each element and when the delivered elements have value to customers on a standalone basis. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price for the product or service when it is sold separately or competitor prices for similar products or services.

Aerospace Customer Incentives

We offer sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our products for installation on commercial aircraft. These incentives may consist of free products, credits, discounts or upfront cash payments. The cost of these incentives is recognized in the period incurred unless the incentive is subject to recovery through a long-term product maintenance requirement mandated by the Federal Aviation Administration for certified replacement equipment and service. Amounts capitalized at December 31, 2003 and 2002 were $719 and $662 million, respectively, and are being recognized over the estimated minimum service life of the aircraft (up to 25 years) as a reduction in future sales or an increase in cost of goods sold based on the type of incentive granted. We routinely evaluate the recoverability of capitalized amounts based on forecasted replacement equipment sales over the estimated minimum life of the aircraft considering estimated aircraft flight hours, number of landings, as well as actual aircraft retirements. See Note 13 for additional details.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not provide future benefits, are expensed as incurred. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The undiscounted liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 2003 were $90 and $503 million, respectively, and at December 31, 2002 were $75 and $360 million, respectively.

Asbestos Related Contingencies and Insurance Recoveries

Honeywell is a defendant in personal injury actions related to asbestos containing products (refractory products and friction products). We recognize a liability for any asbestos related contingency that is probable of occurrence and reasonably estimable. Regarding North American Refractories Company (NARCO) asbestos related claims, we accrue for pending claims based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with current claimants. We also accrued for the probable value of future asbestos related claims through 2018 based on the disease criteria and payment values contained in the NARCO trust as described in Note 21. In light of the inherent uncertainties in making long term projections regarding claims filing rates and disease manifestation, we do not believe that we have a reasonable basis for estimating asbestos claims beyond 2018 under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (SFAS No. 5). Regarding Bendix asbestos related claims, we accrue for the estimated value of pending claims based on expected claim resolution values and dismissal rates. We have not accrued for future Bendix asbestos related claims as we cannot reasonably predict how many additional claims may be brought against us, the allegations in such claims or their probable outcomes and resulting settlement values in the tort system. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses and recognize a liability, if any, for these contingencies based on a careful analysis of each individual issue with the assistance of outside legal counsel and, if applicable, other experts.

In connection with the recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are deemed probable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs.

Research and Development

Research and development costs for company-sponsored research and development projects are expensed as incurred. Such costs are classified as part of Cost of Goods Sold and were $751, $757 and $832 million in 2003, 2002 and 2001, respectively.

Stock-Based Compensation Plans

We account for our fixed stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Under APB No. 25, there is no compensation cost recognized for our fixed stock option plans, because the options granted under these plans have an exercise price equal to the market value of the underlying stock at the grant date. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) allows, but does not require, companies to record compensation cost for fixed stock option plans using a fair value based method. As permitted by SFAS No. 123, we elected to continue to account for compensation cost for our fixed stock option plans using the intrinsic value based method under APB No. 25. The following table sets forth pro forma information as if compensation cost had been determined consistent with the requirements of SFAS No. 123.

(Dollars in Millions, Except Per Share Amounts)	**2003**	2002	2001
Net income (loss), as reported	**$1,324**	$ (220)	$ (99)
Deduct: Total stock-based employee compensation cost determined under fair value method for fixed stock option plans, net of related tax effects	**(48)**	(64)	(85)
Pro forma net income (loss)	**$1,276**	$ (284)	$ (184)
Earnings (loss) per share of common stock:			
Basic—as reported	**$ 1.54**	$ (0.27)	$ (0.12)
Basic—pro forma	**$ 1.48**	$ (0.35)	$ (0.23)
Earnings (loss) per share of common stock:			
Assuming dilution —as reported	**$ 1.54**	$ (0.27)	$ (0.12)
Assuming dilution—pro forma	**$ 1.48**	$ (0.35)	$ (0.23)

The following table sets forth fair value per share information, including related assumptions, used to determine compensation cost consistent with the requirements of SFAS No. 123.

	2003	2002	2001
Weighted average fair value per share of options granted during the year [1]	**$8.82**	$12.64	$13.71
Assumptions:			
Historical dividend yield	**2.0%**	1.9%	1.5%
Historical volatility	**46.7%**	43.8%	40.9%
Risk-free rate of return	**2.9%**	4.2%	5.2%
Expected life (years)	**5.0**	5.0	5.0

[1] Estimated on date of grant using Black-Scholes option-pricing model.

Foreign Currency Translation

Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of Accumulated Other Nonowner Changes. For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are remeasured at the exchange rate in effect on the date the assets were acquired, while monetary assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these subsidiaries are included in earnings.

Derivative Financial Instruments

Derivative financial instruments are accounted for under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS No. 133). Under SFAS No. 133, all derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Nonowner Changes and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings.

Transfers of Financial Instruments

Sales, transfers and securitization of financial instruments are accounted for under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". We sell interests in designated pools of trade accounts receivables to third parties. The receivables are removed from the Consolidated Balance Sheet at the time they are sold. The value assigned to our subordinated interests and undivided interests retained in trade receivables sold is based on the relative fair values of the interests retained and sold. The carrying value of the retained interests approximates fair value due to the short-term nature of the collection period for the receivables.

Income Taxes

Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" (SFAS No. 132-Revised 2003) which revises employers' disclosures about pension plans and other postretirement benefit plans. The provisions of this statement are effective for the year ended December 31, 2003, except for disclosures of certain information about foreign plans and estimated future benefit payments. See Note 22 for further information.

In January 2003, the FASB issued FIN 46, which provides guidance on consolidation of variable interest entities. In December 2003, the FASB deferred the effective date of FIN 46 for certain variable interest entities (i.e., non-special purpose entities) until the first interim or annual period ending after March 31, 2004. The partial adoption of the provisions of FIN 46 did not have a material effect on our consolidated results of operations or financial position in 2003 and we do not expect that the full adoption of the provisions of FIN 46 will have a material effect on our consolidated results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires us to recognize a liability for the fair value of an obligation assumed by issuing a guarantee. FIN 45 was effective for guarantees issued or modified on or after January 1, 2003. The adoption of FIN 45 did not have a material effect on our consolidated results of operations or financial position. See Note 21 for further information.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We adopted EITF Issue No. 00-21 prospectively in the quarter beginning July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material effect on our consolidated results of operations or financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), the provisions of which were effective for any exit or disposal activities initiated by us after December 31, 2002. SFAS No. 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. The adoption of the provisions of SFAS No. 146 impacted the measurement and timing of costs associated with any exit or disposal activities initiated after December 31, 2002.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143) which requires recognition of the fair value of obligations associated with the retirement of tangible long-lived assets when there is a legal obligation to incur such costs. Upon initial recognition of a liability the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset's useful life. SFAS No. 143 primarily impacts our accounting for costs associated with the future retirement of nuclear fuel conversion facilities in our Specialty Materials reportable segment. Upon adoption on January 1, 2003, we recorded an increase in property, plant and equipment, net of $16 million and recognized an asset retirement obligation of $47 million. This resulted in the recognition of a non-cash charge of $31 million ($20 million after-tax, or $0.02 per share) that is reported as a cumulative effect of an accounting change. This accounting change did not have a material impact on results of operations for 2003. Pro forma effects for 2002 and 2001 assuming adoption of SFAS No. 143 as of January 1, 2001, were not material to net income or per share amounts.

NOTE 2—ACQUISITIONS

We acquired businesses for an aggregate cost of $199, $520 and $122 million in 2003, 2002 and 2001, respectively. All our acquisitions were accounted for under the purchase method of accounting, and accordingly, the assets and liabilities of the acquired businesses were recorded at their estimated fair values at the dates of acquisition. Significant acquisitions made in these years are discussed below.

In May 2003, Honeywell sold its Engineering Plastics business to BASF in exchange for BASF's nylon fiber business and $90 million in cash. BASF's nylon fiber business became part of Specialty Materials' nylon business. Specialty Materials' Engineering Plastics business and BASF's nylon fiber business both have annual sales of approximately $400 million.

In October 2002 we acquired Invensys Sensor Systems (ISS) for approximately $416 million in cash with $115 million allocated to tangible net assets, $206 million allocated to goodwill and $95 million allocated to other intangible assets with determinable lives. ISS is a global supplier of sensors and controls used in the medical, office automation, aerospace, HVAC, automotive, off-road vehicle and consumer appliance industries. ISS is part of our Automation and Control Products business in our Automation and Control Solutions reportable segment and is expected to strengthen our product offerings in the high-growth medical and automotive-onboard segments. ISS had sales of approximately $253 million in 2002.

In connection with all acquisitions in 2003, 2002 and 2001, the amounts recorded for transaction costs and the costs of integrating the acquired businesses into Honeywell were not material. The results of operations of all acquired businesses have been included in the consolidated results of Honeywell from their respective acquisition dates. The pro forma results for 2003, 2002 and 2001, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

NOTE 3—REPOSITIONING, LITIGATION, BUSINESS IMPAIRMENT AND OTHER CHARGES

A summary of repositioning, litigation, business impairment and other charges follows:

	Years Ended December 31,		
(Dollars in Millions)	**2003**	2002	2001
Severance	**$ 69**	$ 270	$ 727
Asset impairments	**6**	121	194
Exit costs	**7**	62	95
Reserve adjustments	**(69)**	(76)	(119)
Total net repositioning charge	**13**	377	897
Asbestos related litigation charges, net of insurance	**—**	1,548	159
Litton litigation settlement	**—**	—	440
Other probable and reasonably estimable legal and environmental liabilities	**261**	30	249
Business impairment charges	**—**	877	145
Customer claims and settlements of contract liabilities	**—**	152	310
Write-offs of receivables, inventories and other assets	**2**	60	335
Investment impairment charges	**2**	15	112
Aerospace jet engine contract cancellation	**—**	—	100
General Electric merger expenses	**—**	—	42
Debt extinguishment loss	**—**	—	6
Total net repositioning, litigation, business impairment and other charges	**$278**	$3,059	$2,795

The following table summarizes the pretax distribution of total net repositioning, litigation, business impairment and other charges by income statement classification.

	Years Ended December 31,		
(Dollars in Millions)	**2003**	2002	2001
Cost of goods sold	**$272**	$ 561	$2,134
Selling, general and administrative expenses	**4**	45	151
Asbestos related litigation charges, net of insurance	**—**	1,548	159
Business impairment charges	**—**	877	145
Equity in (income) loss of affiliated companies	**2**	13	200
Other (income) expense	**—**	15	6
	$278	$3,059	$2,795

The following table summarizes the pretax impact of total net repositioning, litigation, business impairment and other charges by reportable segment.

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
Aerospace	**$ 10**	$ 146	$ 895
Automation and Control Solutions	**(22)**	212	785
Specialty Materials	**20**	976	242
Transportation Systems	**16**	295	367
Corporate	**254**	1,430	506
	$278	$3,059	$2,795

In 2003, we recognized a repositioning charge of $82 million mainly for severance costs related to workforce reductions of 1,501 manufacturing and administrative positions across all of our reportable segments. Also, $69 million of previously established accruals, mainly for severance, were returned to income in 2003, due to fewer employee separations than originally anticipated associated with certain 2002 repositioning actions, resulting in reduced severance liabilities in our Automation and Control Solutions, Aerospace and Specialty Materials reportable segments.

In 2002, we recognized a repositioning charge of $453 million for workforce reductions across all of our reportable segments and our UOP process technology joint venture. The charge also related to costs for the planned shutdown and consolidation of manufacturing plants in our Specialty Materials and Automation and Control Solutions reportable segments. Severance costs related to announced workforce reductions of approximately 8,100 manufacturing and administrative positions, which are substantially complete. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Exit costs related principally to incremental costs to exit facilities, including lease termination losses negotiated or subject to reasonable estimation related mainly to closed facilities in our Automation and Control Solutions and Specialty Materials reportable segments. Also, $76 million of previously established severance accruals were returned to income in 2002, due to fewer employee separations than originally anticipated and higher than expected voluntary employee attrition resulting in reduced severance liabilities in our Aerospace, Automation and Control Solutions and Specialty Materials reportable segments.

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments, which are complete. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation Systems businesses, including the shutdown of our Turbogenerator product line. Other exit costs consisted of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

The following table summarizes the status of our total repositioning costs.

(Dollars in Millions)	Severance Costs	Asset Impairments	Exit Costs	Total
Balance at December 31, 2000	$ 236	$ —	$ 80	$ 316
2001 charges	727	194	95	1,016
2001 usage	(364)	(194)	(58)	(616)
Adjustments	(115)	—	(4)	(119)
Balance at December 31, 2001	484	—	113	597
2002 charges	270	121	62	453
2002 usage	(355)	(121)	(92)	(568)
Adjustments	(74)	—	(2)	(76)
Balance at December 31, 2002	325	—	81	406
2003 charges	**69**	**6**	**7**	**82**
2003 usage	**(166)**	**(6)**	**(34)**	**(206)**
Adjustments	**(57)**	**—**	**(12)**	**(69)**
BALANCE AT DECEMBER 31, 2003	**$ 171**	**$ —**	**$ 42**	**$ 213**

In 2003, we recognized other charges for probable and reasonably estimable legal and environmental liabilities of $261 million. This includes $235 million for environmental liabilities mainly related to the matter entitled *Interfaith Community Organization, et al. v. Honeywell International Inc., et al.* and for environmental conditions in and around Onondaga Lake in Syracuse, New York, both as discussed in Note 21. We also recognized a charge of $4 million in our Specialty Materials reportable segment including a loss on sale of an investment owned by an equity investee.

In 2002, we recognized business impairment charges of $877 million related to businesses in our Specialty Materials and Automation and Control Solutions reportable segments, as well as our Friction Materials business. Based on current operating losses and deteriorating economic conditions in certain chemical and telecommunications end markets, we performed impairment tests and recognized impairment charges of $785 million in 2002 principally related to the write-down of property, plant and equipment held and used in our Nylon System, Performance Fibers and Metglas Specialty Materials businesses, as well as an Automation and Control Solutions communication business. We also recognized impairment charges of $92 million related principally to the write-down of property, plant and equipment of our Friction Materials business, which was classified as assets held for disposal in Other Current Assets as of December 31, 2002 (a plan of disposal of Friction Materials was adopted in 2001; in January 2003, we entered into a letter of intent to sell this business to Federal-Mogul Corp. We formally ended negotiations to sell our Friction Materials business to Federal-Mogul Corp. and reclassified the business from held for sale to held and used as of December 31, 2003—see Note 21). In 2002, we recognized asbestos related litigation charges of $1,548 million principally related to costs associated with the potential resolution of asbestos claims of NARCO (see Note 21). In 2002, we also recognized other charges consisting of customer claims and settlements of contract liabilities of $152 million and write-offs of receivables, inventories and other assets of $60 million. These other charges related mainly to our Advanced Circuits business, bankruptcy of a customer in our Aerospace reportable segment, and customer claims in our Aerospace and Automation and Control Solutions reportable segments. Additionally, we recognized other charges consisting of other probable and reasonably estimable environmental liabilities of $30 million and write-offs related to an other than temporary decline in the value of certain equity investments of $15 million.

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million, other probable and reasonably estimable legal and environmental liabilities of $249 million (see Note 21), asbestos related litigation charges of $159 million (see Note 21), customer claims and settlements of contract liabilities of $310 million and write-offs of receivables, inventories and other assets of $335 million. Our Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an equity investment and an equity investee's loss contract, and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with General Electric and redeemed our $200 million 5 3/4% dealer remarketable securities due 2011, resulting in a loss of $6 million.

NOTE 4—GAIN (LOSS) ON SALE OF NON-STRATEGIC BUSINESSES

The following is a summary of non-strategic businesses sold:

	Year Ended December 31, 2003	
(Dollars in Millions)	Pretax Gain (Loss)	After-tax Gain (Loss)
Specialty Materials—Engineering Plastics, Rudolstadt and Metglas	**$ 25**	**$ (5)**
Aerospace—Honeywell Aerospace Defense Services	**13**	**9**
	$ 38	**$ 4**

In 2003, we realized proceeds of approximately $137 million in cash on the sales of these businesses. The sales of these businesses did not materially impact net sales and segment profit in 2003 compared with 2002. The after-tax loss on the sale of our Specialty Materials' businesses resulted mainly from tax benefits associated with prior capital losses.

	Year Ended December 31, 2002	
(Dollars in Millions)	Pretax Gain (Loss)	After-tax Gain (Loss)
Automation and Control Solutions—Consumer Products	$(131)	$ (10)
Specialty Materials—Advanced Circuits	(83)	18
Specialty Materials—Pharmaceutical Fine Chemicals (PFC)	(35)	108
Transportation Systems—Bendix Commercial Vehicle Systems (BCVS)	125	79
	$(124)	$195

In 2002, we realized proceeds of approximately $435 million in cash and investment securities on the sales of these businesses. Our Advanced Circuits and PFC businesses had a higher deductible tax basis than book basis which resulted in an after-tax gain. The sales of these businesses reduced net sales and increased segment profit in 2002 compared with 2001 by approximately $500 and $31 million, respectively.

NOTE 5—OTHER (INCOME) EXPENSE

	Years Ended December 31,		
(Dollars in Millions)	**2003**	2002	2001
Interest income and other	**$(109)**	$(68)	$ (50)
Minority interests	**7**	8	24
Foreign exchange loss	**121**	56	9
	$ 19	$ (4)	$ (17)

NOTE 6—INTEREST AND OTHER FINANCIAL CHARGES

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
Total interest and other financial charges	$ 350	$ 365	$ 422
Less—capitalized interest	(15)	(21)	(17)
	$ 335	$ 344	$ 405

The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 2003 and 2002 was 6.81 and 1.23 percent, respectively.

NOTE 7—INCOME TAXES

Income (loss) before taxes and cumulative effect of accounting change

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
United States	$ 925	$(1,262)	$(751)
Foreign	715	317	329
	$1,640	$ (945)	$(422)

Tax expense (benefit)

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
United States	$ 98	$ (894)	$(472)
Foreign	198	169	149
	$ 296	$ (725)	$(323)

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
Tax expense (benefit) consist of:			
Current:			
United States	$ (251)	$ (175)	$ (47)
State	(1)	28	(1)
Foreign	204	197	172
	(48)	50	124
Deferred:			
United States	347	(679)	(336)
State	3	(68)	(88)
Foreign	(6)	(28)	(23)
	344	(775)	(447)
	$ 296	$ (725)	$(323)

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
The U.S. statutory federal income tax rate is reconciled to our effective income tax rate as follows:			
Statutory U.S. federal income tax rate	35.0 %	(35.0)%	(35.0)%
Taxes on foreign earnings over (under) U.S. tax rate [1]	(5.0)	10.0	15.3
Asset basis differences	(2.2)	(33.1)	(18.5)
Nondeductible amortization	1.9	2.4	13.4
State income taxes[1]	.4	(2.6)	(9.3)
Tax benefits on export sales	(3.6)	(8.5)	(25.4)
ESOP dividend tax benefit	(1.2)	(1.9)	(4.3)
Tax credits	(1.0)	(1.5)	(7.7)
Equity income	(.8)	(1.7)	(3.6)
Redesignation of Friction Materials business from held for sale to held and used	(6.6)	—	—
All other items—net	1.1	(4.8)	(1.5)
	18.0 %	(76.7)%	(76.6)%

[1] Net of changes in valuation allowance.

Deferred tax assets (liabilities)

(Dollars in Millions)	December 31, 2003	2002
Deferred income taxes represent the future tax effects of transactions which are reported in different periods for tax and financial reporting purposes. The tax effects of temporary differences and tax carryforwards which give rise to future income tax benefits and payables are as follows:		
Property, plant and equipment basis differences	$ (570)	$ (572)
Postretirement benefits other than pensions and postemployment benefits	707	781
Investment and other asset basis differences	(215)	(69)
Other accrued items	535	796
Net operating losses	967	863
U.S. net capital loss	—	196
Tax credits	373	253
Undistributed earnings of subsidiaries	(33)	(33)
All other items—net	52	59
	1,816	2,274
Valuation allowance	(299)	(191)
	$1,517	$2,083

The amount of federal tax net operating losses available for carryback or carryforward at December 31, 2003 was $1.2 billion, including $311 million generated in 2003. Also, included are $82 million of loss carryforwards that were generated by certain subsidiaries prior to their acquisition and have expiration dates through 2019. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. Various subsidiaries have state tax net operating loss carryforwards of $4.4 billion at December 31, 2003 with varying expiration dates through 2023. We also have foreign net operating losses of $1.6 billion which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

We have U.S. tax credit carryforwards of $160 million at December 31, 2003, including carryforwards of $80 million with various expiration dates through 2023, and tax credits of $80 million which are not subject to expiration. In addition, we have $213 million of foreign tax credits available for carryback or carryforward at December 31, 2003 with varying expiration dates through 2008.

The valuation allowance was increased by $108, $80 and $47 million in 2003, 2002 and 2001, respectively. The increase in 2003 was primarily due to an increase in foreign net operating losses that are not expected to be utilized. The increase in 2002 was primarily due to foreign tax credits which are not expected to be realized and state tax net operating loss carryforwards (net of federal impact) which we believe will expire unutilized. The increase in 2001 was primarily due to an increase in foreign net operating losses attributable to a Specialty Materials business that are not expected to be utilized.

Honeywell has not provided for U.S. federal income and foreign withholding taxes on $3.3 billion of undistributed earnings from non-U.S. operations as of December 31, 2003. Such earnings are currently intended to be reinvested indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

NOTE 8—EARNINGS (LOSS) PER SHARE

The following table sets forth the computations of basic and diluted earnings (loss) per share:

(Dollars in Millions, Except Per Share Amounts)	**2003**		2002		2001	
	Basic	Assuming Dilution	Basic	Assuming Dilution	Basic	Assuming Dilution
Income (loss)						
Income (loss) before cumulative effect of accounting change	**$1,344**	**$1,344**	$ (220)	$ (220)	$ (99)	$ (99)
Cumulative effect of accounting change	**(20)**	**(20)**	—	—	—	—
Net income (loss)	**$1,324**	**$1,324**	$ (220)	$ (220)	$ (99)	$ (99)
Average shares						
Average shares outstanding	**860,671,264**	**860,671,264**	820,292,870	820,292,870	812,273,417	812,273,417
Dilutive securities issuable in connection with stock plans	**—**	**1,423,992**	—	—	—	—
Total average shares	**860,671,264**	**862,095,256**	820,292,870	820,292,870	812,273,417	812,273,417
Earnings (loss) per share of common stock						
Income (loss) before cumulative effect of accounting change	**$ 1.56**	**$ 1.56**	$(0.27)	$(0.27)	$(0.12)	$(0.12)
Cumulative effect of accounting change	**(0.02)**	**(0.02)**	—	—	—	—
Net income (loss)	**$ 1.54**	**$ 1.54**	$(0.27)	$(0.27)	$(0.12)	$(0.12)

In 2003, the diluted earnings per share calculation excludes the effect of stock options when the options' exercise prices exceed the average market price of the common shares during the period. In 2003, the number of stock options not included in the computation was 41,908,964. These stock options were outstanding at the end of 2003. As a result of the net loss for 2002 and 2001, 2,527,229 and 4,269,601, respectively, of dilutive securities issuable in connection with stock plans have been excluded from the diluted loss per share calculations because their effect would reduce the loss per share.

NOTE 9—ACCOUNTS, NOTES AND OTHER RECEIVABLES

	December 31,	
(Dollars in Millions)	**2003**	2002
Trade	**$3,230**	$3,064
Other	**563**	347
	3,793	3,411
Less—Allowance for doubtful accounts	**(150)**	(147)
	$3,643	$3,264

We sell interests in designated pools of trade accounts receivables to third parties. The sold receivables are over-collateralized by $174 million at December 31, 2003 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. New receivables are sold under the agreement as previously sold receivables are collected. Losses are recognized when our interest in the receivables are sold. The retained interests in the receivables are shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. We are compensated for our services in the collection and administration of the receivables.

	December 31,	
(Dollars in Millions)	**2003**	2002
Designated pools of trade receivables	**$ 995**	$ 911
Interest sold to third parties	**(500)**	(500)
Retained interest	**$ 495**	$ 411

Losses on sales of receivables were $7, $10 and $22 million in 2003, 2002 and 2001, respectively. No credit losses were incurred during those years.

NOTE 10—INVENTORIES

	December 31,	
(Dollars in Millions)	**2003**	2002
Raw materials	**$ 972**	$ 936
Work in process	**802**	804
Finished products	**1,311**	1,361
	3,085	3,101
Less—Progress payments	**(20)**	(28)
—Reduction to LIFO cost basis	**(126)**	(120)
	$ 2,939	$2,953

Inventories valued at LIFO amounted to $144 and $146 million at December 31, 2003 and 2002, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $126 and $120 million higher at December 31, 2003 and 2002, respectively.

NOTE 11—INVESTMENTS AND LONG-TERM RECEIVABLES

	December 31,	
(Dollars in Millions)	**2003**	2002
Investments	**$ 181**	$ 160
Long-term receivables	**388**	464
	$ 569	$ 624

There were no equity securities classified as available-for-sale at December 31, 2003 and 2002.

NOTE 12—PROPERTY, PLANT AND EQUIPMENT

	December 31,	
(Dollars in Millions)	**2003**	2002
Land and improvements	**$ 335**	$ 297
Machinery and equipment	**9,011**	8,646
Buildings and improvements	**1,964**	1,836
Construction in progress	**435**	378
	11,745	11,157
Less—Accumulated depreciation and amortization	**(7,450)**	(7,102)
	$ 4,295	$ 4,055

Depreciation expense was $595, $671 and $724 million in 2003, 2002 and 2001, respectively.

NOTE 13—GOODWILL AND OTHER INTANGIBLES—NET

The change in the carrying amount of goodwill for the year ended December 31, 2003 by reportable segment is as follows:

(Dollars in Millions)	December 31, 2002	Acquisitions	Divestitures	Currency Translation Adjustment	**December 31, 2003**
Aerospace	$1,644	$ —	$ (3)	$ —	**$1,641**
Automation and Control Solutions	2,678	136	—	18	**2,832**
Specialty Materials	849	5	(89)	16	**781**
Transportation Systems	527	—	—	8	**535**
	$5,698	$141	$(92)	$42	**$5,789**

Intangible assets are comprised of:

	December 31, 2003			December 31, 2002		
(Dollars in Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with determinable lives:						
Investments in Aerospace customer incentives	**$ 860**	**$(141)**	**$ 719**	$ 769	$(107)	$ 662
Patents and trademarks	**425**	**(295)**	**130**	411	(286)	125
Other	**398**	**(186)**	**212**	433	(183)	250
	1,683	**(622)**	**1,061**	1,613	(576)	1,037
Trademark with indefinite life	**46**	**(9)**	**37**	46	(9)	37
	$1,729	**$(631)**	**$1,098**	$1,659	$(585)	$1,074

Intangible assets amortization expense was $66, $59 and $56 million in 2003, 2002 and 2001, respectively. Estimated intangible assets amortization expense for each of the five succeeding years approximates $70 million.

In accordance with SFAS No. 142, prior year amounts were not restated to adjust for the amortization of goodwill. A reconciliation of the previously reported net (loss) and (loss) per share to the amounts adjusted for the reduction of amortization expense, net of the related income tax effect, is as follows:

(Dollars in Millions, Except Per Share Amounts)	Year Ended December 31, 2001
Net Income (Loss)	
Reported net (loss)	$ (99)
Amortization adjustment	196
Adjusted net income	$ 97
Earnings (loss) per share of common stock—basic	
Reported (loss) per share—basic	$ (0.12)
Amortization adjustment	0.24
Adjusted earnings per share—basic	$ 0.12
Earnings (loss) per share of common stock—assuming dilution	
Reported (loss) per share—assuming dilution	$ (0.12)
Amortization adjustment	0.24
Adjusted earnings per share—assuming dilution	$ 0.12

NOTE 14—ACCRUED LIABILITIES

(Dollars in Millions)	December 31, 2003	2002
Compensation and benefit costs	**$ 386**	$ 440
Customer advances	**516**	458
Income taxes	**145**	38
Environmental costs	**90**	75
Asbestos related liabilities	**730**	741
Severance	**171**	325
Product warranties and performance guarantees	**242**	179
Other	**2,064**	2,147
	$4,344	$4,403

NOTE 15—LONG-TERM DEBT AND CREDIT AGREEMENTS

(Dollars in Millions)	December 31, 2003	2002
6.875% notes due 2005	**$ 750**	$ 750
5.25% notes due 2006	**339**	282
8 5/8% debentures due 2006	**100**	100
5 7/8% notes due 2006	**500**	500
7.0% notes due 2007	**350**	350
7 1/8% notes due 2008	**200**	200
6.20% notes due 2008	**200**	200
Zero coupon bonds and money multiplier notes, 13.0%–14.26%, due 2009	**100**	100
Floating rate notes due 2009-2011	**267**	—
7.50% notes due 2010	**1,000**	1,000
6 1/8% notes due 2011	**500**	500
Industrial development bond obligations, 4.40%–6.75%, maturing at various dates through 2037	**66**	86
6 5/8% debentures due 2028	**216**	216
9.065% debentures due 2033	**51**	51
Other (including capitalized leases), 1.83%–9.5%, maturing at various dates through 2016	**322**	384
	$4,961	$ 4,719

The schedule of principal payments on long-term debt is as follows:

(Dollars in Millions)	**At December 31, 2003**
2004	**$ 47**
2005	**928**
2006	**955**
2007	**357**
2008	**401**
Thereafter	**2,320**
	5,008
Less—current portion	**(47)**
	$4,961

We maintain $2.3 billion of bank revolving credit facilities with a group of banks, arranged by Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., comprised of: (a) a $1.3 billion Five-Year Credit Agreement, with a $300 million letter of credit sub-limit and (b) a $1 billion 364-Day Credit Agreement. The credit agreements are maintained for general corporate purposes, including support for the issuance of commercial paper. The Five-Year Credit Agreement was increased in November 2003 from $1 billion to $1.3 billion with the addition of a $300 million sub-limit for the potential issuance of letters of credit.

Neither of the credit agreements restricts our ability to pay dividends and neither contains financial covenants. The failure to comply with customary conditions or the occurrence of customary events of default contained in the credit agreements would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under such credit agreements. Such events of default include: (a) non-payment of credit agreement debt, interest or fees; (b) non-compliance with the terms of the credit agreement covenants; (c) cross-default to other debt in certain circumstances; (d) bankruptcy; and (e) defaults upon obligations under Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend additional funds or issue additional letters of credit under the credit agreements if any person or group acquires beneficial ownership of 30 percent or more of our voting stock, or, during any 12-month period, individuals who were directors of Honeywell at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

Loans under the Five-Year Credit Agreement are required to be repaid no later than November 26, 2008. We have agreed to pay a facility fee of 0.08 percent per annum on the aggregate commitment for the Five-Year Credit Agreement.

Interest on borrowings under the Five-Year Credit Agreement would be determined, at Honeywell's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate publicly announced by Citibank, N.A., 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate; or (c) the Eurocurrency rate plus 0.22 percent (applicable margin).

The commitments under the 364-Day Credit Agreement terminate on November 24, 2004. If the credit facility is drawn, any outstanding balance on November 24, 2004 may be converted to a one-year term loan at our option. We have agreed to pay a facility fee of 0.06 percent per annum on the aggregate commitment for the 364-Day Credit Agreement.

Interest on borrowings under the 364-Day Credit Agreement would be determined, at Honeywell's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate publicly announced by Citibank, N.A., 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate; or (c) the Eurocurrency rate plus 0.24 percent (applicable margin). The applicable margin on and after the term loan conversion is 0.60 percent.

The facility fee, the applicable margin over the Eurocurrency rate on both the Five-Year Credit Agreement and the 364-Day Credit Agreement, and the letter of credit issuance fee in the Five-Year Credit Agreement, are subject to change, based upon a grid determined by our long-term debt ratings. Neither credit agreement is subject to termination based upon a decrease in our debt ratings or a material adverse change.

NOTE 16—LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

(Dollars in Millions)	At December 31, 2003
2004	$ 274
2005	207
2006	144
2007	106
2008	103
Thereafter	208
	$1,042

We have entered into agreements to lease land, equipment and buildings. Principally all our operating leases have initial terms of up to 25 years, and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. At December 31, 2003, we were leasing aircraft on which we provided residual value guarantees on the leased assets of approximately $24 million. We do not expect that any of our commitments under the lease agreements will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Rent expense was $314, $274 and $321 million in 2003, 2002 and 2001, respectively.

NOTE 17—FINANCIAL INSTRUMENTS

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Credit and Market Risk

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments.

We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. While concentrations of credit risk associated with our trade accounts and notes receivable are considered minimal due to our diverse customer base, a significant portion of our customers are in the commercial air transport industry (aircraft manufacturers and airlines) accounting for approximately 12 percent of our consolidated sales in 2003. Following the abrupt downturn in the aviation industry after the terrorist attacks on September 11, 2001 and the already weak economy, we modified terms and conditions of our credit sales to mitigate or eliminate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.

Foreign Currency Risk Management

We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of cash flows in non-functional currencies. We attempt to have all transaction exposures hedged with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the Euro, the British pound, the Canadian dollar, and the U.S. dollar.

We hedge monetary assets and liabilities denominated in foreign currencies. Prior to conversion into U.S dollars, these assets and liabilities are remeasured at spot exchange rates in effect on the balance sheet date. The effects of changes in spot rates are recognized in earnings and included in Other (Income) Expense. We hedge our exposure to changes in foreign exchange rates principally with forward contracts. Forward contracts are marked-to-market with the resulting gains and losses similarly recognized in earnings offsetting the gains and losses on the foreign currency denominated monetary assets and liabilities being hedged.

We partially hedge forecasted 2004 sales and purchases denominated in foreign currencies with currency forward contracts. When the dollar strengthens against foreign currencies, the decline in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of gains (sales) and losses (purchases), respectively, in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens against foreign currencies, the increase in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of losses (sales) and gains (purchases), respectively, in the value of the forward contracts designated as hedges. Market value gains and losses on these contracts are recognized in earnings when the hedged transaction is recognized. All open forward contracts mature by December 31, 2004.

At December 31, 2003 and 2002, we had contracts with notional amounts of $641 and $1,203 million, respectively, to exchange foreign currencies, principally in the Euro countries and Great Britain.

Commodity Price Risk Management

Our exposure to market risk for commodity prices arises from changes in our cost of production. We mitigate our exposure to commodity price risk through the use of long-term, firm-price contracts with our suppliers and forward commodity purchase agreements with third parties hedging anticipated purchases of several commodities (principally natural gas). Forward commodity purchase agreements are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized.

Interest Rate Risk Management

We use a combination of financial instruments, including medium-term and short-term financing, variable-rate commercial paper, and interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. At December 31, 2003 and 2002, interest rate swap agreements designated as fair value hedges effectively changed $1,189 and $1,132 million, respectively, of fixed rate debt at an average rate of 6.45 and 6.51 percent, respectively, to LIBOR based floating rate debt. Our interest rate swaps mature through 2007.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade accounts and notes receivables, payables, commercial paper and short-term borrowings contained in the Consolidated Balance Sheet approximates fair value. Summarized below are the carrying values and fair values of our other financial instruments at December 31, 2003 and 2002. The fair values are based on the quoted market prices for the issues (if traded), current rates offered to us for debt of the same remaining maturity and characteristics, or other valuation techniques, as appropriate.

(Dollars in Millions)	December 31, 2003 Carrying Value	December 31, 2003 Fair Value	December 31, 2002 Carrying Value	December 31, 2002 Fair Value
Assets				
Long-term receivables	**$ 388**	**$ 369**	$ 464	$ 443
Interest rate swap agreements	**67**	**67**	76	76
Foreign currency exchange contracts	**12**	**12**	8	8
Forward commodity contracts	**18**	**18**	5	5
Liabilities				
Long-term debt and related current maturities (excluding capitalized leases)	**$(4,992)**	**$(5,508)**	$(4,812)	$(5,261)
Foreign currency exchange contracts	**(11)**	**(11)**	(16)	(16)

NOTE 18—CAPITAL STOCK

We are authorized to issue up to 2,000,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of Honeywell which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There are no restrictions on us relative to dividends or the repurchase or redemption of common stock.

In November 2003, Honeywell announced its intention to repurchase sufficient outstanding shares of its common stock to offset the dilutive impact of employee stock based compensation plans, including future option exercises, restricted unit vesting and matching contributions under our savings plans. During 2003, we repurchased 1.9 million shares of our common stock for $62 million in connection with our share repurchase program.

We are authorized to issue up to 40,000,000 shares of preferred stock, without par value, and can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2003, there was no preferred stock outstanding.

NOTE 19—OTHER NONOWNER CHANGES IN SHAREOWNERS' EQUITY

Total nonowner changes in shareowners' equity are included in the Consolidated Statement of Shareowners' Equity. The changes in Accumulated Other Nonowner Changes are as follows:

(Dollars in Millions)	Pretax	Tax	After-Tax
YEAR ENDED DECEMBER 31, 2003			
Foreign exchange translation adjustments	**$ 551**	**$ —**	**$ 551**
Change in fair value of effective cash flow hedges	**—**	**—**	**—**
Minimum pension liability adjustment	**604**	**(235)**	**369**
	$1,155	**$ (235)**	**$ 920**
Year ended December 31, 2002			
Foreign exchange translation adjustments	$ 310	$ —	$ 310
Change in fair value of effective cash flow hedges	35	(13)	22
Minimum pension liability adjustment	(956)	350	(606)
	$ (611)	$ 337	$(274)
Year ended December 31, 2001			
Unrealized losses on securities available-for-sale	$ (4)	$ 1	$ (3)
Reclassification adjustment for losses on securities available-for-sale included in net income	—	—	—
Net unrealized losses arising during the year	(4)	1	(3)
Foreign exchange translation adjustments	(51)	—	(51)
Change in fair value of effective cash flow hedges	(8)	3	(5)
Minimum pension liability adjustment	(78)	31	(47)
	$ (141)	$ 35	$(106)

The components of Accumulated Other Nonowner Changes are as follows:

(Dollars in Millions)	December 31, 2003	December 31, 2002	December 31, 2001
Cumulative foreign exchange translation adjustments	**$ 138**	$ (413)	$(723)
Fair value of effective cash flow hedges	**17**	17	(5)
Minimum pension liability	**(344)**	(713)	(107)
	$ (189)	$(1,109)	$(835)

NOTE 20—STOCK-BASED COMPENSATION PLANS

We have stock plans available to grant incentive stock options, non-qualified stock options and stock appreciation rights to officers and employees.

Fixed Stock Options

The exercise price, term and other conditions applicable to each option granted under the stock plans are generally determined by the Management Development and Compensation Committee of the Board. The options are granted at a price equal to our stock's fair market value on the date of grant. The options generally become exercisable over a three-year period and expire after ten years.

The following table summarizes information about stock option activity for the three years ended December 31, 2003:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2000	46,000,324	$40.36
Granted	15,479,120	36.23
Exercised	(3,121,867)	21.49
Lapsed or canceled	(4,477,952)	51.24
Outstanding at December 31, 2001	53,879,625	39.37
Granted	2,996,005	33.61
Exercised	(1,692,005)	18.15
Lapsed or canceled	(3,168,916)	43.14
Outstanding at December 31, 2002	52,014,709	39.50
Granted	**9,372,850**	**23.70**
Exercised	**(2,361,930)**	**18.34**
Lapsed or canceled	**(4,735,283)**	**39.58**
OUTSTANDING AT DECEMBER 31, 2003	**54,290,346**	**37.68**

There were 38,179,208 and 30,142,728 options exercisable at weighted average exercise prices of $39.58 and $37.66 at December 31, 2002 and 2001, respectively. There were 27,942,430 shares available for future grants under the terms of our stock option plans at December 31, 2003.

Restricted Stock Units

Restricted stock unit (RSU) awards entitle the holder to receive one share of common stock for each unit when the units vest. RSU's are issued to certain key employees as compensation and as incentives tied directly to the achievement of certain performance objectives.

RSU's issued were 1,578,000, 1,777,700 and 186,500 in 2003, 2002 and 2001, respectively. There were 3,103,513, 2,342,960 and 1,580,091 RSU's outstanding, with a weighted average grant date fair value per share of $30.10, $37.12 and $43.49 at December 31, 2003, 2002 and 2001, respectively.

Non-Employee Directors' Plan

We also have a Stock Plan for Non-Employee Directors (Directors' Plan) under which restricted shares and options are granted. Each new director receives a one-time grant of 3,000 shares of common stock, subject to specific restrictions.

The Directors' Plan also provides for an annual grant to each director of options to purchase 5,000 shares of common stock at the fair market value on the date of grant. We have set aside 450,000 shares for issuance under the Directors' Plan. Options generally become exercisable over a three-year period and expire after ten years.

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number Outstanding	Weighted Average Life [1]	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$16.85–$29.86	**14,485,978**	**6.4**	**$22.96**	**5,239,428**	**$21.88**
$30.14–$39.94	**22,320,901**	**6.4**	**36.07**	**17,889,850**	**36.24**
$40.02–$49.97	**9,750,354**	**5.0**	**43.46**	**9,687,249**	**43.48**
$50.13–$66.73	**7,733,113**	**5.9**	**62.62**	**7,730,713**	**62.62**
	54,290,346	**6.1**	**37.68**	**40,547,240**	**41.14**

[1] Average remaining contractual life in years.

NOTE 21—COMMITMENTS AND CONTINGENCIES

Shareowner Litigation
Honeywell and three of its former officers are defendants in a class action lawsuit filed in the United States District Court for the District of New Jersey. Plaintiffs allege, among other things, that the defendants violated federal securities laws by purportedly making false and misleading statements and by failing to disclose material information concerning Honeywell's financial performance, thereby allegedly causing the value of Honeywell's stock to be artificially inflated. The Court has certified a class consisting of all purchasers of Honeywell stock between December 20, 1999 and June 19, 2000. Discovery is ongoing. Although we continue to believe that the allegations in this matter are without merit, we are engaged in mediation with the plaintiffs in an effort to resolve the matter without resorting to a trial. While we cannot be certain that the parties will be able to resolve the matter through mediation, a provision has been made in our financial statements regarding a potential settlement. Although it is not possible at this time to predict the outcome of this matter, we expect to prevail if the parties are unable to resolve this litigation through mediation. However, an adverse outcome could be material to our consolidated financial position or results of operations.

ERISA Class Action Lawsuit
Honeywell and several of its current and former officers and directors are defendants in a purported class action lawsuit filed in the United States District Court for the District of New Jersey. The complaint principally alleges that the defendants breached their fiduciary duties to participants in the Honeywell Savings and Ownership Plan (the "Savings Plan") by purportedly making false and misleading statements, failing to disclose material information concerning Honeywell's financial performance, and failing to diversify the Savings Plan's assets and monitor the prudence of Honeywell stock as a Savings Plan investment. In September 2003, Honeywell filed a motion to dismiss this matter.

Although it is not possible at this time to predict the outcome of this matter, we believe that the allegations in this matter are without merit and we expect to prevail. An adverse litigation outcome could, however, be material to our consolidated financial position or results of operations. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in our financial statements with respect to this contingent liability.

Environmental Matters
We are subject to various federal, state and local government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually at our owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy to record appropriate liabilities for environmental matters when environmental assessments are made or remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. With respect to site contamination, the timing of these accruals is generally no later than the completion of feasibility studies. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations or operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that these environmental matters will have a material adverse effect on our consolidated financial position.

In the matter entitled *Interfaith Community Organization, et al. v. Honeywell International Inc., et al.*, the United States District Court for the District of New Jersey held in May 2003 that a predecessor Honeywell site located in Jersey City, New Jersey constituted an imminent and substantial endangerment and ordered Honeywell to conduct the excavation and transport for offsite disposal of approximately one million tons of chromium residue present at the site. Honeywell strongly disagrees with the Court's determinations and has appealed the Court's decision to the Third Circuit Court of Appeals. Per the Appeals Court's order, the parties are engaged in mediation. In October 2003, the District Court denied Honeywell's motion for a stay of certain aspects of its May 2003 order, and we are considering whether to appeal such ruling. The site at issue is one of twenty-one sites located in Jersey City, New Jersey which are the subject of an Administrative Consent Order (ACO) entered into with the New Jersey Department of Environmental Protection (NJDEP) in 1993. Under the ACO, Honeywell agreed to study and remediate these sites in accordance with NJDEP's directions, provided that the total costs of such studies and remediation do not exceed $60 million. Honeywell has cooperated with the NJDEP under the ACO and believes that decisions regarding site cleanups should be made by the NJDEP under the ACO. We are confident that proceeding under the ACO will ensure a safe remediation and allow the property to be placed back into productive use much faster and at a cost significantly less than the remedies required by the Court's order. We have not completed development of a remedial action plan for the excavation and offsite disposal directed under the Court's order and therefore are unable to estimate the cost of such actions. At trial, plaintiff's expert testified that the excavation and offsite disposal cost might be $400 million. However, there are significant variables in the implementation of the Court's order and depending on the method of implementation chosen, the estimate could increase or decrease. Prior to 2003, provisions were made in our financial statements as to remedial costs consistent with the ACO and during the three months ended June 30, 2003 we provided for additional costs which are likely to be incurred during the pendency of our appeal, which provisions do not assume excavation and offsite removal of chromium from the site. There are alternative outcomes and remedies beyond the scope of the ACO that could result from the remanding, reversal or replacement of the Court's decision and order. At this time, we can neither identify a probable alternative outcome nor reasonably estimate the cost of an alternative remedy. Although we expect the Court's decision and order to be remanded, reversed or replaced, should the remedies prescribed in the Court's decision and order ultimately be upheld, such outcome could have a material adverse impact on our consolidated results of operations or operating cash flows in the periods recognized or paid. We do not expect that this matter will have a material adverse effect on our consolidated financial position.

In accordance with a 1992 consent decree with the State of New York, Honeywell is studying environmental conditions in and around Onondaga Lake (the Lake), in Syracuse, New York. The purpose of the study is to identify, evaluate and propose remedial measures that can be taken to remedy historic industrial contamination in the Lake. A predecessor company to Honeywell operated a chemical plant which is alleged to have contributed mercury and other contaminants to the Lake and certain surrounding areas. In May 2003, Honeywell submitted to the New York State Department of Environmental Conservation (DEC) a draft Feasibility Study for the Lake and certain surrounding areas. In November 2003, the DEC issued formal comments on the Feasibility Study. Those comments include a request for further evaluation of remedies for the Lake and surrounding areas. Accordingly, pursuant to the consent decree, Honeywell is required to submit a revised Feasibility Study on or before May 3, 2004. Provisions have been made in our financial statements based on our expected revisions to our Feasibility Study. We do not expect that this matter will have a material adverse effect on our consolidated financial position. However, should the DEC ultimately require a substantially more extensive remedy than that expected to be proposed in the revised Feasibility Study and should Honeywell agree to undertake such a remedy, such outcome could have a material adverse impact on our consolidated results of operations and operating cash flows in the periods recognized or paid.

During 2003, three incidents occurred at Honeywell's Baton Rouge, Louisiana chemical plant including a release of chlorine, a release of antimony pentachloride which resulted in an employee fatality, and an employee exposure to hydrofluoric acid. As a result of these incidents, the United States Environmental Protection Agency (USEPA), Occupational Health and Safety Administration (OSHA), the Chemical Safety Board and state and local agencies commenced investigations. A number of potential government claims have been settled, including a $110,000 penalty paid to OSHA for citations arising from the incidents. The USEPA and Chemical Safety Board investigations are ongoing however no charges have been filed or claims asserted. Honeywell has been served with several civil lawsuits. We do not expect that these matters will have a material adverse effect on our consolidated financial position, consolidated results of operations or operating cash flows.

Asbestos Matters

Like many other industrial companies, Honeywell is a defendant in personal injury actions related to asbestos. We did not mine or produce asbestos, nor did we make or sell insulation products or other construction materials that have been identified as the primary cause of asbestos related disease in the vast majority of claimants. Products containing asbestos previously manufactured by Honeywell or by previously owned subsidiaries fall into two general categories; refractory products and friction products.

Refractory Products

Honeywell owned NARCO from 1979 to 1986. NARCO produced refractory products (high temperature bricks and cement) which were sold largely to the steel industry in the East and Midwest. Less than 2 percent of NARCO's products contained asbestos.

When we sold the NARCO business in 1986, we agreed to indemnify NARCO with respect to personal injury claims for products that had been discontinued prior to the sale (as defined in the sale agreement). NARCO retained all liability for all other claims. NARCO had resolved approximately 176,000 claims through January 4, 2002, the date NARCO filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, at an average cost per claim of two thousand two hundred dollars. Of those claims, 43 percent were dismissed on the ground that there was insufficient evidence that NARCO was responsible for the claimant's asbestos exposure. As of the date of NARCO's bankruptcy filing, there were approximately 116,000 remaining claims pending against NARCO, including approximately 7 percent in which Honeywell was also named as a defendant. Since 1983, Honeywell and our insurers have contributed to the defense and settlement costs associated with NARCO claims. We have approximately $1.3 billion of insurance remaining that can be specifically allocated to NARCO related liability.

As a result of the NARCO bankruptcy filing, all of the claims pending against NARCO are automatically stayed pending the reorganization of NARCO, except one claim which is not material as to which the stay was lifted in August 2003. Because the claims pending against Honeywell necessarily will impact the liabilities of NARCO, because the insurance policies held by Honeywell are essential to a successful NARCO reorganization, and because Honeywell has offered to commit the value of those policies to the reorganization, the bankruptcy court has temporarily enjoined any claims against Honeywell, current or future, related to NARCO. Although the stay has been extended twenty-two times since January 4, 2002, there is no assurance that such stay will remain in effect. In connection with NARCO's bankruptcy filing, we paid NARCO's parent company $40 million and agreed to provide NARCO with up to $20 million in financing. We also agreed to pay $20 million to NARCO's parent company upon the filing of a plan of reorganization for NARCO acceptable to Honeywell, and to pay NARCO's parent company $40 million, and to forgive any outstanding NARCO indebtedness, upon the confirmation and consummation of such a plan.

As a result of ongoing negotiations with counsel representing NARCO related asbestos claimants regarding settlement of all pending and potential NARCO related asbestos claims against Honeywell, we have reached definitive agreements or agreements in principle with approximately 256,000 claimants, which represents in excess of 90 percent of the approximately 275,000 current claimants who are now expected to file a claim as part of the NARCO reorganization process. We are also in discussions with the NARCO Committee of Asbestos Creditors on Trust Distribution Procedures for NARCO. We believe that, as part of the NARCO plan of reorganization, a trust will be established pursuant to these Trust Distribution Procedures for the benefit of all asbestos claimants, current and future. If the trust is put in place and approved by the Court as fair and equitable, Honeywell as well as NARCO will be entitled to a permanent channeling injunction barring all present and future individual actions in state or federal courts and requiring all asbestos related claims based on exposure to NARCO products to be made against the federally-supervised trust. We expect the NARCO plan of reorganization and the NARCO trust to be approved by the Court in 2004. As part of its ongoing settlement negotiations, Honeywell has reached agreement in principle with the representative for future NARCO claimants to cap its annual contributions to the trust with respect to future claims at a level that would not have a material impact on Honeywell's operating cash flows. Given the substantial progress of negotiations between Honeywell and NARCO related asbestos claimants and between Honeywell and the Committee of Asbestos Creditors during the fourth quarter of 2002, Honeywell developed an estimated liability for settlement of pending and future asbestos claims and recorded a charge of $1.4 billion for NARCO related asbestos litigation charges, net of insurance recoveries. This charge consists of the estimated liability to settle current asbestos related claims, the estimated liability related to future asbestos related claims through 2018 and obligations to NARCO's parent, net of insurance recoveries of $1.8 billion.

The estimated liability for current claims is based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with in excess of 90 percent of current claimants. Once finalized, settlement payments with respect to current claims are expected to be made over approximately a four-year period.

The liability for future claims estimates the probable value of future asbestos related bodily injury claims asserted against NARCO over a 15 year period and obligations to NARCO's parent as discussed above. The estimate is based upon the disease criteria and payment values contained in the NARCO Trust Distribution Procedures negotiated with the NARCO Committee of Asbestos Creditors and the NARCO future claimants representative. In light of the uncertainties inherent in making long-term projections we do not believe that we have a reasonable basis for estimating asbestos claims beyond 2018 under SFAS No. 5. Honeywell retained the expert services of Hamilton, Rabinovitz and Alschuler, Inc. (HR&A) to project the probable number and value, including trust claim handling costs, of asbestos related future liabilities based upon historical experience with similar trusts. The methodology used to estimate the liability for future claims has been commonly accepted by numerous courts and is the same methodology that is utilized by an expert who is routinely retained by the asbestos claimants committee in asbestos related bankruptcies. The valuation methodology includes an analysis of the population likely to have been exposed to asbestos containing products, epidemiological studies to estimate the number of people likely to develop asbestos related diseases, NARCO claims filing history, the pending inventory of NARCO asbestos related claims and payment rates expected to be established by the NARCO trust.

Honeywell has substantial insurance that reimburses it for portions of the costs incurred to settle NARCO related claims and court judgments as well as defense costs. This coverage is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. At December 31, 2003, a significant portion of this coverage is with London-based insurance companies under a coverage-in-place agreement. Coverage-in-place agreements are settlement agreements between policyholders and the insurers specifying the terms and conditions under which coverage will be applied as claims are presented for payment. These agreements govern such things as what events will be deemed to trigger coverage, how liability for a claim will be allocated among insurers and what procedures the policyholder must follow in order to obligate the insurer to pay claims. We conducted an analysis to determine the amount of insurance that we estimate is probable that we will recover in relation to payment of current and projected future claims. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Some of our insurance carriers have challenged our right to enter into settlement agreements resolving all NARCO related asbestos claims against Honeywell. However, we believe there is no factual or legal basis for such challenges and we believe that it is probable that we will prevail in the resolution of, or in any litigation that is brought regarding these disputes and, as of December 31, 2003, we have recognized approximately $100 million in probable insurance recoveries from these carriers. We are in advanced ongoing settlement discussions with these carriers and while we cannot predict the outcome of these discussions we expect that a substantial majority of the carriers will participate in the settlement agreement that is being negotiated. The amounts that we expect to realize through the settlement process are consistent with our reserves. We made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. Based on our analysis, during the fourth quarter of 2002 we recorded insurance recoveries that were deemed probable through 2018 of $1.8 billion. A portion of this insurance has been received, as discussed below.

Projecting future events is subject to many uncertainties that could cause the NARCO related asbestos liabilities to be higher or lower than those projected and recorded. There is no assurance that a plan of reorganization will be proposed or confirmed, that insurance recoveries will be timely or whether there will be any NARCO related asbestos claims beyond 2018. Given the inherent uncertainty in predicting future events, we review our estimates periodically, and update them based on our experience and other relevant factors. Similarly we will reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability or other developments that may impact insurance recoveries.

Friction Products

Honeywell's Bendix Friction Materials (Bendix) business manufactured automotive brake pads that contained chrysotile asbestos in an encapsulated form. There is a group of existing and potential claimants consisting largely of individuals that allege to have performed brake replacements.

From 1981 through December 31, 2003, we have resolved about 64,000 Bendix related asbestos claims including trials, covering 120 plaintiffs, which resulted in 115 favorable verdicts. Trials covering five individuals resulted in adverse verdicts; however, two of these verdicts were reversed on appeal and the remaining three claims were settled.

Through the second quarter of 2002, Honeywell had no out-of-pocket costs for Bendix related asbestos claims since its insurance deductible was satisfied many years ago. Beginning with claim payments made in the third quarter of 2002, Honeywell began advancing indemnity and defense claim costs. During the years ended December 31, 2003 and 2002, those indemnity and defense costs amounted to approximately

$112 and $70 million, respectively. Approximately 50 percent of these amounts are deemed probable to be reimbursed by insurance. During the year ended December 31, 2003 Honeywell collected $90 million in insurance reimbursements and settlements related to asbestos claims. See further discussion of insurance coverage below.

The following tables present information regarding asbestos claims activity during the past two years:

Claims Activity	2003	2002
Claims Unresolved at the beginning of year	**50,821**	47,000
Claims Filed	**25,765**	10,000
Claims Resolved	**(3,610)**	(6,179)
Claims Unresolved at the end of year	**72,976**	50,821

Disease Distribution of Unresolved Claims	2003	2002
Mesothelioma and Other Cancer Claims	**3,277**	3,810
Other Claims	**69,699**	47,011
Total Claims	**72,976**	50,821

Approximately 20 percent of the 73,000 pending claims are on the inactive, deferred, or similar dockets established in some jurisdictions for claimants who allege minimal or no impairment. The approximately 73,000 pending claims also include claims filed in jurisdictions such as Texas, Virginia and Mississippi that allow for consolidated filings. In these jurisdictions, plaintiffs are permitted to file complaints against a pre-determined master list of defendants, regardless of whether they have claims against each individual defendant. Many of these plaintiffs may not actually have claims against Honeywell. Based on state rules and prior experience in these jurisdictions, we anticipate that many of these claims will ultimately be dismissed. During the second quarter of 2003, Honeywell was served with numerous complaints filed in Mississippi in advance of the January 1, 2003 effective date for tort reform in that state. Also during 2003, Honeywell experienced an increase in nonmalignancy filings that we believe were in response to the possibility of federal legislation. Based on prior experience, we anticipate that many of these claims will be placed on deferred, inactive or similar dockets or be dismissed. Honeywell has experienced average resolution values excluding legal costs for malignant claims of approximately ninety five thousand and one hundred sixty six thousand dollars in 2003 and 2002, respectively. Honeywell has experienced average resolution values excluding legal costs for nonmalignant claims of approximately three thousand five hundred and one thousand three hundred dollars in 2003 and 2002, respectively. It is not possible to predict whether resolution values for Bendix related asbestos claims will increase, decrease or stabilize in the future.

At December 31, 2003, we had accrued approximately $250 million for pending asbestos related liability claims. Honeywell retained the expert services of HR&A (see discussion of HR&A under Refractory products above) to assist in developing the estimated liability. The estimate is based on the number of pending claims at December 31, 2003, disease classifications, expected settlement values and historic dismissal rates. We cannot reasonably estimate losses which could arise from future Bendix related asbestos claims because we cannot predict how many additional claims may be brought against us, the allegations in such claims or their probable outcomes and resulting settlement values in the tort system.

Honeywell presently has approximately $1.9 billion of insurance coverage remaining with respect to pending Bendix related asbestos claims as well as claims which may be filed against us in the future. This coverage is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. Although Honeywell has approximately $1.9 billion in insurance, there are gaps in our coverage due to insurance company insolvencies, the comprehensive policy buy-back settlement with Equitas as discussed below and certain uninsured periods. We analyzed the amount of insurance that we estimate is probable that we will recover in relation to payment of asbestos related claims and determined that approximately 50 percent of expenditures for such claims are recoverable by insurance. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. We made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. Based on our analysis, at December 31, 2003 we had amounts receivable from our insurers of approximately $210 million representing probable reimbursements associated with our liability for pending claims as well as amounts due to us for previously settled and paid claims related to the estimated liabilities for pending claims.

In the fourth quarter of 2002, we recorded a charge of $167 million consisting of a $131 million reserve for the then contemplated sale of Bendix to Federal-Mogul, our estimate of asbestos related liability net of insurance recoveries and costs to complete the anticipated transaction with Federal-Mogul. Discussions regarding this transaction have been terminated.

Honeywell believes it has sufficient insurance coverage and reserves to cover all pending Bendix related asbestos claims. Although it is impossible to predict the outcome of pending claims or to reasonably estimate losses which could arise from future Bendix related asbestos claims, we do not believe that such claims would have a material adverse effect on our consolidated financial position in light of our insurance coverage and our prior experience in resolving such claims. If the rate and types of claims filed, the average indemnity cost of such claims and the period of time over which claim settlements are paid (collectively, the "Variable Claims Factors") does not substantially increase, Honeywell would not expect future Bendix related asbestos claims to have a material adverse effect on our results of operations or operating cash flows in any fiscal year. No assurances can be given, however, that the Variable Claims Factors will not substantially increase.

Refractory and Friction Products

During the twelve months ended December 31, 2003, we made asbestos related payments of $557 million, including legal fees. During the twelve months ended December 31, 2003, we received $664 million in insurance reimbursements including $472 million in cash received from Equitas related to a comprehensive policy buy-back settlement of all insurance claims by Honeywell against Equitas. The settlement resolves all claims by Honeywell against Equitas arising from asbestos claims related to NARCO and Bendix.

NARCO and Bendix asbestos related balances are included in the following balance sheet accounts:

	December 31,	
(Dollars in Millions)	**2003**	2002
Other current assets	**$ 130**	$ 320
Insurance recoveries for asbestos related liabilities	**1,317**	1,636
	$1,447	$1,956
Accrued liabilities	**$ 730**	$ 741
Asbestos related liabilities	**2,279**	2,700
	$3,009	$3,441

We are monitoring proposals for federal asbestos legislation pending in the United States Congress. Due to the uncertainty surrounding the proposed legislation, it is not possible at this point in time to determine what impact such legislation would have on the NARCO bankruptcy strategy or our asbestos liabilities and related insurance recoveries.

Warranties and Guarantees

We have issued or are a party to the following direct and indirect guarantees at December 31, 2003:

(Dollars in Millions)	Maximum Potential Future Payments
Operating lease residual values	**$ 73**
Other third parties' financing	**5**
Unconsolidated affiliates' financing	**38**
Customer and vendor financing	**24**
	$140

We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

In the normal course of business we issue product warranties and product performance guarantees. We accrue for the estimated cost of product warranties and performance guarantees based on contract terms and historical experience at the time of sale. Adjustments to initial obligations for warranties and guarantees are made as changes in the obligations become reasonably estimable. The following table summarizes information concerning our recorded obligations for product warranties and product performance guarantees:

	December 31,		
(Dollars in Millions)	**2003**	2002	2001
Beginning of year	**$ 217**	$ 217	$ 198
Accruals for warranties/guarantees issued during the year	**215**	158	216
Adjustment of pre-existing warranties/guarantees	**35**	(18)	(3)
Settlement of warranty/guarantee claims	**(192)**	(140)	(194)
End of year	**$ 275**	$ 217	$ 217

Product warranties and product performance guarantees are included in the following balance sheet accounts:

	December 31,	
(Dollars in Millions)	**2003**	2002
Accrued liabilities	**$242**	$ 179
Other liabilities	**33**	38
	$275	$ 217

Other Matters

We are subject to a number of other lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of our business. With respect to all these other matters, including those relating to commercial transactions, government contracts, product liability and non-environmental health and safety matters, while the ultimate results of these lawsuits, investigations and claims cannot be determined, we do not expect that these matters will have a material adverse effect on our consolidated results of operations, operating cash flows or financial position.

NOTE 22—PENSION AND OTHER POSTRETIREMENT BENEFITS

We maintain qualified and non-qualified pension plans covering the majority of our employees and retirees, and postretirement benefit plans for retirees that include health care benefits and life insurance coverage.

Pension benefits for substantially all U.S. employees are provided through non-contributory, defined benefit pension plans. Non U.S. employees, who are not U.S. citizens, are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Our general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. In 2003 and 2002, we made voluntary contributions of $670 and $830 million to our U.S. defined benefit pension plans to improve the funded status of our plans. The contributions in 2002 included $700 million of Honeywell common stock. Assuming that actual plan asset returns are consistent with our expected rate of 9 percent in 2004 and beyond, and that interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans for the foreseeable future.

Our retiree medical plans mainly cover U.S. employees who retire with pension eligibility for hospital, professional and other medical services. All non-union hourly and salaried employees joining Honeywell after January 1, 2000 are not eligible to participate in our retiree medical and life insurance plans. Most of the U.S. retiree medical plans require deductibles and copayments, and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. Honeywell has limited its subsidy of its retiree medical plans to a fixed-dollar amount for substantially all future retirees and for almost half of its current retirees. This cap of retiree medical benefits under our plans limits our exposure to the impact of future health care cost increases. The retiree medical and life insurance plans are not funded. Claims and expenses are paid from our general assets.

The following tables summarize the balance sheet impact, including the benefit obligations, assets and funded status associated with our significant pension and other postretirement benefit plans at December 31, 2003 and 2002.

	Pension Benefits		Other Postretirement Benefits	
(Dollars in Millions)	**2003**	2002	**2003**	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	**$11,660**	$10,952	**$ 2,241**	$ 2,149
Service cost	**201**	201	**17**	21
Interest cost	**757**	753	**145**	141
Plan amendments	**30**	25	**(92)**	(32)
Actuarial losses	**1,010**	633	**313**	215
Acquisitions (divestitures)	**15**	(105)	**—**	—
Benefits paid	**(883)**	(868)	**(203)**	(199)
Settlements and curtailments	**(2)**	(48)	**—**	(34)
Other	**205**	117	**—**	(20)
Benefit obligation at end of year	**12,993**	11,660	**2,421**	2,241
Change in plan assets:				
Fair value of plan assets at beginning of year	**10,178**	11,051	**—**	—
Actual return on plan assets	**2,072**	(912)	**—**	—
Company contributions	**725**	885	**—**	—
Acquisitions (divestitures)	**15**	(103)	**—**	—
Benefits paid	**(883)**	(868)	**—**	—
Other	**158**	125	**—**	—
Fair value of plan assets at end of year	**12,265**	10,178	**—**	—
Funded status of plans	**(728)**	(1,482)	**(2,421)**	(2,241)
Unrecognized net obligation at transition	**11**	1	**—**	—
Unrecognized net loss	**3,666**	3,829	**779**	528
Unrecognized prior service cost (credit)	**187**	193	**(215)**	(153)
Net amount recognized	**$ 3,136**	$ 2,541	**$(1,857)**	$(1,866)

(Dollars in Millions)	Pension Benefits 2003	2002	Other Postretirement Benefits 2003	2002
Amounts recognized in Consolidated Balance Sheet consist of:				
Prepaid pension benefit cost	**$ 3,173**	$ 2,242	**$ —**	$ —
Intangible asset [1]	**101**	101	**—**	—
Accrued liabilities	**—**	—	**(197)**	(197)
Postretirement benefit obligations other than pensions [2]	**—**	—	**(1,660)**	(1,669)
Accrued benefit liability [3]	**(170)**	(134)	**—**	—
Additional minimum liability [3]	**(453)**	(757)	**—**	—
Accumulated other nonowner changes	**485**	1,089	**—**	—
Net amount recognized	**$ 3,136**	$ 2,541	**$(1,857)**	$(1,866)

[1] Included in Other Assets—Non-Current on Consolidated Balance Sheet.

[2] Excludes Non U.S. plans of $23 and $15 million in 2003 and 2002, respectively.

[3] Included in Other Liabilities—Non-Current on Consolidated Balance Sheet.

The accumulated benefit obligation for our U.S. defined benefit pension plans was $10,996 and $9,785 million at December 31, 2003 and 2002, respectively.

Net periodic pension and other postretirement benefit costs (income) for our significant plans include the following components:

(Dollars in Millions)	Pension Benefits Years Ended December 31, 2003	2002	2001
Service cost	**$ 201**	$ 201	$ 194
Interest cost	**757**	753	765
Expected return on plan assets	**(1,030)**	(1,164)	(1,201)
Amortization of transition asset	**(7)**	(7)	(11)
Amortization of prior service cost	**37**	43	49
Recognition of actuarial (gains) losses	**178**	13	(52)
Net periodic benefit cost (income)	**136**	(161)	(256)
Settlements and curtailments	**—**	14	(54)
Net periodic benefit cost (income) after settlements and curtailments	**$ 136**	$ (147)	$ (310)

(Dollars in Millions)	Other Postretirement Benefits Years Ended December 31, 2003	2002	2001
Service cost	**$ 17**	$ 21	$ 20
Interest cost	**145**	141	142
Expected return on plan assets	**—**	—	—
Amortization of prior service (credit)	**(30)**	(22)	(19)
Recognition of actuarial losses	**62**	10	2
Net periodic benefit cost	**194**	150	145
Settlements and curtailments	**—**	(30)	—
Net periodic benefit cost after settlements and curtailments	**$ 194**	$ 120	$ 145

	Pension Benefits 2003	2002	2001	Other Postretirement Benefits 2003	2002	2001
Actuarial assumptions used to determine benefit obligations as of December 31 (measurement date):						
Discount rate	**6.00%**	6.75%	7.25%	**6.00%**	6.75%	7.25%
Expected annual rate of compensation increase	**4.00%**	4.00%	4.00%	**—**	—	—
Actuarial assumptions used to determine net periodic benefit cost (income) for years ended December 31:						
Discount rate	**6.75%**	7.25%	7.75%	**6.75%**	7.25%	7.75%
Expected rate of return on plan assets	**9.00%**	10.00%	10.00%	**—**	—	—
Expected annual rate of compensation increase	**4.00%**	4.00%	4.00%	**—**	—	—

Pension Benefits

Pension plans with accumulated benefit obligations exceeding the fair value of plan assets were as follows at December 31, 2003 and 2002:

(Dollars in Millions)	**2003**	2002
Projected benefit obligation	**$1,639**	$4,315
Accumulated benefit obligation	**1,566**	4,036
Fair value of plan assets	**906**	3,109

SFAS No. 87 requires recognition of an additional minimum pension liability if the fair value of plan assets is less than the accumulated benefit obligation at the end of the plan year. In 2003, we recorded a non-cash adjustment to equity through accumulated other nonowner changes of $369 million ($604 million on a pretax basis) to reduce the additional minimum pension liability by $304 million and reinstate a portion of the pension assets ($300 million) written off in the prior year's minimum pension liability adjustment. This 2003 adjustment resulted from an increase in our pension assets in 2003 due to the improvement in equity markets and our contribution of $670 million to our U.S. plans. In 2002, due to the poor performance of the equity markets which adversely affected our pension assets and a decline in the discount rate, we recorded a non-cash adjustment to equity through accumulated other nonowner changes of $606 million ($956 million on a pretax basis) which increased the additional minimum pension liability.

Our U.S. pension plans assets were $10.9 and $9.0 billion at December 31, 2003 and 2002, respectively. Our asset allocation at December 31, 2003 and 2002 and target allocation for our U.S. pension plans assets are as follows:

	Percentage of Plans Assets at December 31,		Long-term Target
Asset Category	**2003**	2002	Allocation
Equity securities	**58%**	54%	40–65%
Debt securities, including cash	**35**	38	30–45
Real estate	**5**	5	2–8
Other	**2**	3	2–4
	100%	100%	

Equity securities include Honeywell common stock of $544 and $811 million at December 31, 2003 and 2002, respectively. An independent fiduciary holds and makes all investment decisions with respect to the Honeywell common stock.

Our asset investment strategy focuses on maintaining a diversified portfolio, using various asset classes, in order to achieve our long-term investment objectives on a risk adjusted basis. To achieve our objectives, our investment policy requires that our U.S. Master Retirement Trust be invested as follows: (a) no less than 30 percent be invested in fixed income securities; (b) no more than 10 percent in high-yield securities; (c) no more than 10 percent in private real estate investments; and (d) no more than 6 percent in other investment alternatives involving limited partnerships of various types. There is no stated limit on investments in publically-held U.S. and international equity securities. Our actual invested positions in various securities changes over time based on short and longer-term investment opportunities.

Our expected rate of return on plan assets of 9 percent is a long-term rate based on historic plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations. The expected rate of return is a long-term assumption and generally does not change annually.

Other Postretirement Benefits

	December 31,	
	2003	2002
Assumed health care cost trend rate:		
Health care cost trend rate assumed for next year	**11.0%**	9.0%
Rate that the cost trend rate gradually declines to	**5.0%**	5.0%
Year that the rate reaches the rate it is assumed to remain at	**2010**	2007

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point	
(Dollars in Millions)	Increase	Decrease
Effect on total of service and interest cost components	$ 8	$ (7)
Effect on postretirement benefit obligation	$127	$(115)

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act will offer on a voluntary basis, prescription drug coverage to Medicare beneficiaries. The Act will also offer a subsidy equal to 28 percent of the prescription drug costs between $250 and $5,000 per plan participant to plan sponsors who offer prescription drug coverage that is at least actuarially equivalent to that offered by Medicare. In January 2004, the FASB issued FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which permits postretirement plan sponsors to make a one-time election to defer accounting for the effects of the Act. We have elected to defer this recognition because specific authoritative guidance on the accounting for the federal subsidy is still pending and guidance on the application of actuarial equivalence is also pending. Based on the current uncertainties surrounding the accounting for the Act, we believe that it is not possible to reasonably estimate the effect of the Act until such guidance is issued. Therefore, all measures of accumulated postretirement benefit obligation and net periodic postretirement benefit cost reflected in the financial statements and accompanying notes do not reflect the effects of the Act on our plans. We recognize that when guidance on the accounting for the federal subsidy is issued, we may be required to change previously reported information.

Employee Savings Plans

We sponsor employee savings plans under which we match, in the form of our common stock, certain eligible U.S. employee savings plan contributions. Shares issued under the stock match plans were 6.5, 5.6 and 4.9 million in 2003, 2002 and 2001, respectively, at a cost of $173, $173 and $185 million, respectively.

NOTE 23—SEGMENT FINANCIAL DATA

We globally manage our business operations through strategic business units (SBUs) serving customers worldwide with aerospace products and services,control, sensing and security technologies for buildings, homes and industry, automotive products and chemicals. Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Based on similar economic and operational characteristics, our SBUs are aggregated and managed in four reportable segments as follows:

- Aerospace includes Engines, Systems and Services (auxiliary power units; propulsion engines; environmental control systems; engine controls; repair and overhaul services; hardware; logistics and power generation systems); Aerospace Electronic Systems (flight safety communications, navigation, radar and surveillance systems; aircraft and airport lighting; management and technical services and advanced systems and instruments); and Aircraft Landing Systems (aircraft wheels and brakes).
- Automation and Control Solutions includes Automation and Control Products (controls for heating, cooling, indoor air quality, ventilation, humidification and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature, electrical current and, security and fire detection, access control and video surveillance systems); Building Solutions (installs, maintains and upgrades systems that keep buildings safe, comfortable and productive); and Process Solutions (provides a full range of automation and control solutions for industrial plants, offering advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings).
- Specialty Materials includes fibers; specialty films; intermediate chemicals; fluorine-based products; pharmaceutical and agricultural chemicals; specialty waxes, adhesives and sealants; process technology; wafer fabrication materials and services.
- Transportation Systems includes Honeywell Turbo Technologies (turbochargers and charge-air and thermal systems); the Consumer Products Group (car care products including anti-freeze, filters, spark plugs, cleaners, waxes and additives); and Friction Materials (friction materials and related brake system components).

The accounting policies of the segments are the same as those described in Note 1. Honeywell's senior management evaluates segment performance based on segment profit. Segment profit is business unit income (loss) before taxes excluding general corporate unallocated expenses, gains (losses) on sales of non-strategic businesses, equity income (loss), other income (expense), interest and other financial charges, pension and other postretirement benefits (expense) income and repositioning, litigation, business impairment and other charges and accounting changes. In 2003, Honeywell changed its definition of segment profit to exclude pension and other postretirement benefits (expense) income. Pension and other postretirement benefits (expense) income is significantly impacted by external factors such as investment returns, interest rates and other actuarial assumptions that Honeywell does not consider indicative of the underlying business segment operating performance under the control of business unit management. All periods presented in this annual report have been restated to reflect this change. Intersegment sales approximate market and are not significant. Reportable segment data follows:

	Years Ended December 31,		
(Dollars in Millions)	**2003**	2002	2001
Net sales			
Aerospace	**$ 8,813**	$ 8,855	$ 9,653
Automation and Control Solutions	**7,464**	6,978	7,185
Specialty Materials	**3,169**	3,205	3,313
Transportation Systems	**3,650**	3,184	3,457
Corporate	**7**	52	44
	$23,103	$22,274	$ 23,652
Depreciation			
Aerospace	**$ 215**	$ 224	$ 232
Automation and Control Solutions	**143**	167	178
Specialty Materials	**133**	180	199
Transportation Systems	**80**	66	78
Corporate	**24**	34	37
	$ 595	$ 671	$ 724

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
Goodwill and indefinite-lived intangible asset amortization			
Aerospace	$ —	$ —	$ 60
Automation and Control Solutions	—	—	92
Specialty Materials	—	—	32
Transportation Systems	—	—	20
	$ —	$ —	$ 204
Segment profit			
Aerospace	$ 1,221	$ 1,308	$ 1,599
Automation and Control Solutions	843	860	774
Specialty Materials	136	90	56
Transportation Systems	461	393	307
Corporate	(142)	(154)	(153)
	$ 2,519	$ 2,497	$ 2,583
Capital expenditures			
Aerospace	$ 218	$ 182	$ 212
Automation and Control Solutions	100	106	154
Specialty Materials	144	233	325
Transportation Systems	108	108	172
Corporate	85	42	13
	$ 655	$ 671	$ 876

(Dollars in Millions)	December 31, 2003	2002	2001
Total assets			
Aerospace	$ 7,792	$ 7,006	$ 8,003
Automation and Control Solutions	7,590	7,017	6,827
Specialty Materials	3,239	3,517	4,053
Transportation Systems	2,612	2,206	2,195
Corporate	8,111	7,819	3,148
	$29,344	$27,565	$24,226

A reconciliation of segment profit to consolidated income (loss) before taxes and cumulative effect of accounting change is as follows:

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
Segment profit	$ 2,519	$ 2,497	$ 2,583
Gain (loss) on sale of non-strategic businesses	38	(124)	—
Asbestos related litigation charges, net of insurance	—	(1,548)	(159)
Business impairment charges	—	(877)	(145)
Repositioning and other charges [1]	(276)	(606)	(2,285)
Pension and other postretirement benefits (expense) income [1]	(325)	11	165
Equity in income (loss) of affiliated companies	38	42	(193)
Other income (expense)	(19)	4	17
Interest and other financial charges	(335)	(344)	(405)
Income (loss) before taxes and cumulative effect of accounting change	$ 1,640	$ (945)	$ (422)

[1] Amounts included in cost of goods sold and selling, general and administrative expenses.

NOTE 24—GEOGRAPHIC AREAS—FINANCIAL DATA

(Dollars in Millions)	Years Ended December 31,		
Net Sales [1]	**2003**	2002	2001
United States	**$15,178**	$15,522	$17,421
Europe	**5,433**	4,483	4,264
Other International	**2,492**	2,269	1,967
	$23,103	$22,274	$23,652

(Dollars in Millions)	December 31,		
Long-lived Assets [2]	**2003**	2002	2001
United States	**$ 8,963**	$ 8,665	$ 9,402
Europe	**1,833**	1,756	1,491
Other International	**386**	406	396
	$11,182	$10,827	$11,289

[1] Sales between geographic areas approximate market and are not significant. Net sales are classified according to their country of origin. Included in United States net sales are export sales of $2,246, $2,249 and $3,074 million in 2003, 2002 and 2001, respectively.

[2] Long-lived assets are comprised of property, plant and equipment, goodwill and other intangible assets.

NOTE 25—SUPPLEMENTAL CASH FLOW INFORMATION

(Dollars in Millions)	Years Ended December 31, 2003	2002	2001
Interest paid, net of amounts capitalized	$ 367	$ 352	$ 297
Income taxes paid, net of refunds	31	(14)	79
Non-cash investing and financing activities:			
Common stock contributed to U.S. pension plans	—	700	—
Common stock contributed to U.S. savings plans	173	173	185
Debt assumed in the purchase of leased assets	267	—	—
Investment securities received in connection with sale of BCVS business	—	250	—

NOTE 26—UNAUDITED QUARTERLY FINANCIAL INFORMATION

(Dollars in Millions, Except Per Share Amounts)	2003					2002				
	Mar. 31 [1]	**June 30** [2][3][4]	**Sept. 30** [5][6]	**Dec. 31** [7][8]	**Year**	Mar. 31 [9][10]	June 30 [11][12]	Sept. 30	Dec. 31 [13][14]	Year
Net sales	**$5,399**	**$5,749**	**$5,768**	**$6,187**	**$23,103**	$5,199	$5,651	$5,569	$5,855	$22,274
Gross profit	**1,159**	**1,235**	**1,259**	**1,215**	**4,868**	1,126	1,220	1,333	980	4,659
Income (loss) before cumulative effect of accounting change	**274**	**319**	**344**	**407**	**1,344**	376	459	412	(1,467)	(220)
Net income (loss)	**254**	**319**	**344**	**407**	**1,324**	376	459	412	(1,467)	(220)
Earnings (loss) per share—basic:										
Income (loss) before cumulative effect of accounting change	**.32**	**.37**	**.40**	**.47**	**1.56**	.46	.56	.50	(1.78)	(.27)
Net income (loss)	**.30**	**.37**	**.40**	**.47**	**1.54**	.46	.56	.50	(1.78)	(.27)
Earnings (loss) per share—assuming dilution:										
Income (loss) before cumulative effect of accounting change	**.32**	**.37**	**.40**	**.47**	**1.56**	.46	.56	.50	(1.78) [15]	(.27) [15]
Net income (loss)	**.30**	**.37**	**.40**	**.47**	**1.54**	.46	.56	.50	(1.78) [15]	(.27) [15]
Dividends paid	**.1875**	**.1875**	**.1875**	**.1875**	**.75**	.1875	.1875	.1875	.1875	.75
Market price [16]										
High	**25.65**	**29.02**	**30.06**	**33.43**	**33.43**	40.37	40.76	36.50	27.08	40.76
Low	**20.73**	**21.61**	**26.22**	**26.56**	**20.73**	29.11	34.85	21.66	19.20	19.20

[1] Includes the January 1, 2003 adoption of SFAS No. 143. This adoption resulted in an after-tax cumulative effect expense adjustment of $20 million, or $0.02 per share.

[2] Includes a $34 million provision for legacy environmental matters deemed probable and reasonably estimable in the second quarter of 2003 and net repositioning and other charges. Total after-tax charge was $21 million, or $0.03 per share. The total pretax charge included in gross profit was $29 million.

[3] Includes an after-tax gain of $9 million, or $0.01 per share, on the sale of our Engineering Plastics business.

[4] Includes an after-tax gain of $15 million, or $0.02 per share, related to the settlement of a patent infringement lawsuit.

[5] Includes a $30 million provision for legacy environmental matters deemed probable and reasonably estimable in the third quarter of 2003 and net repositioning and other charges. Total after-tax charge was $1 million, with no effect on earnings per share. The total pretax charge included in gross profit was $26 million.

[6] Includes an after-tax loss of $3 million, with no effect on earnings per share, on the sale of several non-strategic businesses.

[7] Includes a $214 million provision for legacy environmental matters deemed probable and reasonably estimable in the fourth quarter of 2003 and net repositioning and other charges. Total after-tax charge was $19 million, or $0.02 per share. The total pretax charge included in gross profit was $217 million.

[8] Includes an after-tax loss of $2 million, with no effect on earnings per share, on adjustments to sales of non-strategic businesses in the third quarter of 2003.

[9] Includes a $53 million provision for net repositioning charges and business impairment charges of $43 million for the write-down of long-lived assets of our Friction Materials business and a chemical manufacturing facility. The total pretax charge was $96 million, after-tax $69 million, or $0.08 per share. The total pretax charge included in gross profit was $46 million.

[10] Includes an after-tax gain of $79 million, or $0.09 per share, on the sale of our Bendix Commercial Vehicle Systems business.

[11] Includes a $137 million provision for net repositioning and other charges, after-tax $93 million, or $0.11 per share. The total pretax charge included in gross profit was $127 million.

[12] Includes an after-tax gain of $98 million, or $0.12 per share, on the sales of our Pharmaceutical Fine Chemicals and Automation and Control's Consumer Products businesses.

[13] Includes a $444 million provision for net repositioning and other charges, business impairment charges of $834 million and asbestos related litigation charges of $1,548 million. The total pretax charge was $2,826 million, after-tax $1,897 million, or $2.30 per share. The total pretax charge included in gross profit was $444 million.

[14] Includes an after-tax gain of $18 million, or $0.02 per share, on the sale of our Advanced Circuits business.

[15] Dilutive securities issuable in connection with stock plans have been excluded from the calculation of loss per share because their effect would reduce the loss per share.

[16] From composite tape—stock is primarily traded on the New York Stock Exchange.

The consolidated financial statements of Honeywell International Inc. and subsidiaries are the responsibility of the Company's management and have been prepared in accordance with generally accepted accounting principles in the United States of America. Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them, and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices supported by internal controls.

Our internal controls are designed to provide reasonable assurance as to the integrity and reliability of our consolidated financial statements and to adequately safeguard, verify and maintain accountability of assets. Our internal controls include disclosure controls and procedures designed to ensure timely, accurate and complete disclosure. These internal controls are based on established written policies and procedures, are implemented by trained and skilled personnel, and are monitored and evaluated by management.

PricewaterhouseCoopers LLP, independent auditors, are retained to audit Honeywell International Inc.'s consolidated financial statements. Their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to establish the basis for determining the nature, timing and extent of audit tests to be applied.

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-employee Directors. The Audit Committee meets regularly with the independent auditors and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.



David M. Cote
Chairman and Chief
Executive Officer



David J. Anderson
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF HONEYWELL INTERNATIONAL INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Honeywell International Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," and on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."



PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 5, 2004



SENIOR MANAGEMENT TEAM (FROM LEFT TO RIGHT)
FRONT ROW: Robert J. Gillette, Rhonda G. Germany, Larry E. Kittelberger **MIDDLE ROW:** Nance K. Dicciani, William L. Ramsey, Robert D. Johnson, David J. Anderson **BACK ROW:** Peter M. Kreindler, Roger Fradin, Thomas W. Weidenkopf

LEADERSHIP TEAM

DAVID M. COTE
Chairman and
Chief Executive Officer

NANCE K. DICCIANI
President and
Chief Executive Officer
Specialty Materials

ROGER FRADIN
President and
Chief Executive Officer
Automation and Control Solutions

ROBERT J. GILLETTE
President and
Chief Executive Officer
Transportation Systems

ROBERT D. JOHNSON
President and
Chief Executive Officer
Aerospace

DAVID J. ANDERSON
Senior Vice President and
Chief Financial Officer

LARRY E. KITTELBERGER
Senior Vice President
Administration and
Chief Information Officer

PETER M. KREINDLER
Senior Vice President and
General Counsel

THOMAS W. WEIDENKOPF
Senior Vice President
Human Resources and
Communications

RHONDA G. GERMANY
Corporate Vice President
Strategy and Business
Development

WILLIAM L. RAMSEY
Corporate Vice President
Six Sigma and Operations

DEAN M. FLATT
President
Aerospace Electronic Systems

RUSSELL D. TURNER
President
Engines, Systems & Services

TIMOTHY J. KEATING
Senior Vice President
Government Relations

THOMAS L. BUCKMASTER
Vice President
Corporate Communications and
President
Honeywell Hometown Solutions

THOMAS F. LARKINS
Vice President
Corporate Secretary and
Deputy General Counsel

EDWARD T. TOKAR
Vice President
Investments

JOHN J. TUS
Vice President
Corporate Treasurer and
Controller



BOARD OF DIRECTORS (FROM LEFT TO RIGHT)
FRONT ROW: General Eric K. Shinseki, David M. Cote, John R. Stafford **MIDDLE ROW:** Michael W. Wright, Lord Clive R. Hollick, James J. Howard, Bruce Karatz, Ivan G. Seidenberg **BACK ROW:** Gordon M. Bethune, Marshall N. Carter, Hans W. Becherer, Russell E. Palmer, Jaime Chico Pardo
NOT PICTURED: Robert P. Luciano

BOARD OF DIRECTORS

DAVID M. COTE
Chairman and Chief Executive Officer
Honeywell International Inc.
Age: 51; elected in 2002

HANS W. BECHERER [3,4]
Former Chairman and
Chief Executive Officer
Deere & Company
(mobile power machinery
and financial services)
Age 68; elected in 1991

GORDON M. BETHUNE [2,3]
Chairman and Chief Executive Officer
Continental Airlines, Inc.
(international commercial
airline company)
Age 62; elected in 1999

MARSHALL N. CARTER [1,2]
Senior Fellow at the Center for
Business and Government,
John F. Kennedy School of
Government, Harvard University
Age 63; elected in 1999

JAIME CHICO PARDO [2,4]
Vice Chairman and
Chief Executive Officer
Telefonos de Mexico
S.A. de C.V. (TELMEX)
(telecommunications)
Age 54; elected in 1999

LORD CLIVE R. HOLLICK [3,4]
Chief Executive
United Business Media plc
(information and publication services)
Age 58; elected in 2003

JAMES J. HOWARD [1,4]
Chairman Emeritus
Xcel Energy Inc.
(energy company)
Age 68; elected in 1999

BRUCE KARATZ [2,3]
Chairman and
Chief Executive Officer
KB Home
(residential and commercial builder)
Age 58; elected in 1999

ROBERT P. LUCIANO [2,3]
Chairman Emeritus
Schering-Plough Corporation
(pharmaceuticals and consumer
products)
Age 70; elected in 1989

RUSSELL E. PALMER [1,2]
Chairman and
Chief Executive Officer
The Palmer Group
(private investment firm)
Age 69; elected in 1987

IVAN G. SEIDENBERG [2,3]
Chairman and
Chief Executive Officer
Verizon Communications Inc.
(telecommunications and
information services provider)
Age 57; elected in 1995

GENERAL ERIC K. SHINSEKI [1,2]
Retired U.S. Army Chief of Staff
(U.S. Military)
Age 61; elected in 2003

JOHN R. STAFFORD [1,3]
Retired Chairman of the Board
Wyeth
(pharmaceutical, health care
products and animal health)
Age 66; elected in 1993

MICHAEL W. WRIGHT [1,4]
Retired Chairman, President
and Chief Executive Officer
SUPERVALU INC.
(food distributor and retailer)
Age 65; elected in 1999

COMMITTEES OF THE BOARD

[1] Audit Committee
Russell E. Palmer, Chair

[2] Corporate Governance and Responsibility Committee
Bruce Karatz, Chair

[3] Management Development and Compensation Committee
Robert P. Luciano, Chair

[4] Retirement Plans Committee
Michael W. Wright, Chair

SHAREOWNER INFORMATION

ANNUAL MEETING The Annual Meeting of Shareowners will be held at 10:30 a.m. on Monday, April 26, 2004, at Honeywell's corporate headquarters, 101 Columbia Road, Morristown, New Jersey.

DIVIDENDS/SHAREOWNERS MATTERS Honeywell's Dividend Reinvestment and Share Purchase Plan provides for automatic reinvestment of common stock dividends at market price. Participants also may add cash for the purchase of additional shares of common stock without payment of any brokerage commission or service charge. Honeywell offers Direct Registration, or paperless stock ownership. This means that instead of getting a paper stock certificate to represent your shares, your shares are held in your name and tracked electronically on our records.

The company has established a Direct Deposit of Dividends service enabling registered shareowners to have their quarterly dividend payments sent electronically to their bank accounts on the payment date.

For more information on these services or for answers to questions about dividend checks, stock transfers, or other shareowner matters, please contact Honeywell's transfer agent and registrar:

AMERICAN STOCK TRANSFER & TRUST CO.
59 Maiden Lane
New York, NY 10038
1-800-647-7147
http://www.amstock.com
E-mail: info@amstock.com

FORM 10-K
Honeywell's Form 10-K is available, free of charge, at www.honeywell.com. When visiting the Website, click on "SEC Filings" under the heading,"Investor Relations." Copies may also be obtained by contacting:

HONEYWELL INTERNATIONAL INC.
Corporate Publications
P.O. Box 2245
Morristown, NJ 07962-2245
973-455-5402

STOCK EXCHANGE LISTINGS Honeywell's Common Stock is listed on the New York, Chicago, and Pacific stock exchanges under the symbol HON. It is also listed on the London stock exchange. Shareowners of record as of December 31, 2003, totaled 88,454.

GENERAL INQUIRIES For additional shareowner inquiries, please contact Honeywell's Shareowner Services at 1-800-647-7147. For information on Honeywell's products, please call the company's Customer Support Center at 1-800-421-2133 or 602-365-2180. The company's Internet address is http://www.honeywell.com.

Designed and Produced by Taylor & Ives, Inc., NYC

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
USA

For more information about our company, visit our Internet site at: www.honeywell.com